Exhibit 99.2

Management Information Circular Notice of Annual Meeting of Shareholders April 30, 2021

AltaGas Ltd. – 2021 Management Information Circular March 11, 2021 Dear Fellow Shareholders: The past year brought immense challenges. It was a year that tested the cultural fibre of our organization and the values by which we live and work. It was a year that made our organization stronger and more purposeful. Our unwavering commitment to our core values, our mission, and doing what is right for our employees, customers, communities and other stakeholders has guided us through these unprecedented times. Despite the challenges and headwinds, AltaGas delivered robust financial and operational results in 2020, advanced our corporate strategy of becoming a leading North American energy infrastructure company and positioned the company to play a larger role in a lower carbon world. Remaining Focused in a Period of Uncertainty We can’t predict, we can only prepare. 2020 was a year where that reality played out in earnest. In addition to the pandemic, our communities faced economic, political and social disruption. As an essential service provider, AltaGas is charged with the responsibility of delivering safe, reliable and affordable energy to 1.7 million Utilities customers across 5 U.S. jurisdictions and ensuring our Midstream operations, including our export business, connect natural gas and natural gas liquids (NGLs) to domestic and global consumers. What we do is important, and we take this responsibility seriously. Access to safe, reliable and affordable energy is a critical foundation to improving quality of life. Our ability to adapt and deliver continuous services during this period of disruption is attributable to the core values that guide our actions, the dedication and commitment of our workforce and the purposeful steps taken to build a financially resilient and operationally excellent platform. It is also a testament to the transformation of our business that has occurred since 2018. Our Transformation Continues with an Acute Focus on Sustainability This past year provided us an environment that validated the resiliency of our platform and our people. In 2020, AltaGas took steps to further advance our global export strategy by increasing ownership in Petrogas Energy Corp., an LPG export business, where we have had an investment since 2013. As a result, AltaGas now has operational responsibility for the Ferndale LPG export terminal in Washington State allowing us to optimize the way we connect our customers with premium global markets and expand our footprint in the U.S. Through Ferndale and RIPET, AltaGas will be able to offer our North American customers safe, reliable and attractive access to global energy markets. Through our strong execution and focus, AltaGas has achieved robust 2020 financial results, despite the enormous challenges in the macro landscape. We believe this speaks to the resilience of the platform and actions taken to de-risk it. The company is now well-positioned to deliver on steady increases in financial performance and reflected this confidence by increasing the annual common share dividend by 4% in December. Going forward we believe the platform that has been built will support durable growth in underlying financial and operational results and with that regular and sustainable increases to common share dividends should follow. Governance and Leadership Evolution Robust governance and strong leadership are core to achieving our strategic objectives and delivering sustainable and compounding value for our stakeholders. As the company’s steward, the Board has a fiduciary responsibility to ensure it is providing the necessary foresight, oversight, and insight to steer AltaGas toward a prosperous and sustainable future. This has been the driving force behind the executive leadership changes and board renewal that have occurred at AltaGas over the past three years. Several significant changes to our executive team have occurred since 2018, including the appointment of Randall Crawford as our President and CEO. Randy built upon the existing leadership group at AltaGas by adding key leadership positions at the corporate and subsidiary operating levels to ensure the right leaders are in place to execute AltaGas’ strategic priorities. In 2019, AltaGas welcomed James Harbilas as Executive Vice President and CFO, and Blue Jenkins as Executive Vice President and President, Utilities and President, Washington Gas. In 2020, Shaheen Amirali was promoted to the newly created position of Executive Vice President, Chief External Affairs and Sustainability Officer to lead our ESG initiatives and priorities. Other senior leadership additions have focused on ensuring AltaGas builds the organizational capabilities and competencies needed to realize our full potential. As part of this initiative, we welcomed the Petrogas group of leaders to the AltaGas family late in 2020 and we are benefitting from their energy and wisdom in combination with our AltaGas leaders to seize upon and grow our unique export capability. We expect our executive team to perform at a high level and our leaders to exemplify our core values and standards of excellence. With two major business units and significant operations in both Canada and the U.S., it is essential that we retain, incent and grow our leaders so they can effectively manage this business today and into the future.

AltaGas Ltd. – 2021 Management Information Circular Board succession has also been an area of significant focus since 2018 and is an area of continued evolution to ensure that the Board, as a collective, represents the breadth of experience, expertise and diversity necessary to oversee our business. Our goal of operational excellence, as a Board, is to strike a balance between fresh perspectives and institutional continuity to effectively meet the evolving needs of the company from both a strategic and risk oversight perspective. Since 2018 we have welcomed several new members to the Board as we also planned for retirements. Following the 2018 acquisition of WGL, we added three new directors, including myself, and in January of 2020 we welcomed Linda Sullivan and Nancy Tower to our Board, who together bring over 50 years of utilities experience along with strong financial backgrounds. Most recently, in February 2021, Jon-Al Duplantier was appointed to AltaGas’ Board and brings over 25 years of experience across the energy value chain, and a range of disciplines spanning across complex legal and regulatory settings that will be of significant benefit to our stakeholders. As previously announced, Allan Edgeworth will not be standing for re-election and will be retiring following the upcoming shareholders’ meeting. On behalf of the Board, I want to thank Al for his 15 years of service to AltaGas and the leadership, wisdom and inherent curiosity he brought to the board. These traits, along with his extensive industry knowledge added a key element to our deliberations. Of particular note I’d like to recognize Al’s leadership in shaping our compensation philosophy as the current Chair of the Human Resources and Compensation Committee and for his role in shaping AltaGas’ culture of safety and environmental responsibility in his prior role as Chair of our Environment, Health and Safety Committee. Sustainability and Stakeholder Value We operate with strong environmental stewardship, we have lived with social purpose, we have built a governance framework to be proud of and we continue to challenge ourselves to seek out opportunities for improvement. Operational excellence is the driving force that underpins AltaGas’ corporate strategy and paves our ESG roadmap. This means operating a safe and reliable system, delivering cost-effective solutions, minimizing our environmental footprint and providing an exceptional customer and community experience across our businesses. This also means providing a workplace that fosters innovation and inclusiveness for all our employees. The importance and value we place on building relationships with our key stakeholders has always been one of our greatest strengths. We approach these relationships thoughtfully through continuous and open dialogue to ensure we respect different views and find mutually beneficial solutions that generate long-term value for all our stakeholders. We believe this approach has been key to our success in building world class projects. The Board also values the feedback and diversity of perspectives on governance matters it receives from our shareholders through our proactive Board-led shareholder engagement program. As we look to the future, our two largest areas of growth are aligned with our long-term focus on sustainability and carbon reduction. The growing demand for lower carbon intensive energy in Asia will be a driving force behind our Midstream business. Our strategy remains centered around being an industry-leading export partner for our customers by providing access to premier global LPG markets. In addition to providing more attractive realized prices for our Midstream customers, we are facilitating the delivery of lower carbon intensive fuels for our downstream customers in Asia. Through our Utilities business we look forward to the role we are and will continue to play in the delivery of safe, affordable, efficient and lower carbon intensive energy. We believe leveraging existing infrastructure is key in achieving the best outcomes for our customers with the lowest ecological impact. Our extensive distribution network enables us to deliver natural gas today and provides a foundation for the delivery of carbon-free solutions in the years ahead. We invite you to learn more about our approach to sustainability by reviewing the disclosure herein and in the sustainability section of our website at https://www.altagas.ca/responsibility/sustainability. Shareholder Meeting As a company deeply committed to the health and safety of our communities, employees, shareholders and other stakeholders, this year AltaGas will once again hold our annual meeting in a virtual format. Until the COVID-19 related restrictions are lifted and it is safe to gather in person, we believe hosting a virtual meeting is in the best interests of all stakeholders. The virtual meeting will be conducted via live audio webcast commencing at 1:00 p.m. (MDT) on April 30, 2021. Shareholders will have an opportunity to participate at the annual meeting online regardless of geographic location. As a Shareholder, you have the right to participate in and vote your shares at the meeting. We encourage you to participate in the virtual annual meeting. If you are unable to attend the meeting, we encourage you to complete the form of proxy or, if applicable, voting instruction form, and return it within the time frames indicated on such forms so that your vote is counted at the meeting.

AltaGas Ltd. – 2021 Management Information Circular AltaGas’ proxy circular contains important details about the meeting, the items of business to be considered and how you can vote, so please take some time to read the proxy circular before you vote your shares. Information concerning AltaGas’ consolidated financial and operational performance for the financial year ended December 31, 2020 is available on AltaGas’ website at www.altagas.ca and on SEDAR at www.sedar.com. Thank you for your ongoing support. We look forward to your participation at our virtual meeting. Sincerely, Pentti Karkkainen

AltaGas Ltd. – 2021 Management Information Circular NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS When Items of business At the meeting, shareholders will be asked to: 1. receive the consolidated financial statements for the year ended December 31, 2020 and the auditors’ report thereon; 2. vote on appointing the auditors and authorizing the directors to set their remuneration; 3. vote on electing directors for the ensuing year; 4. vote on the non-binding advisory resolution to accept AltaGas’ approach to executive compensation; and 5. consider such other business as may properly be brought before the meeting or any adjournment(s) thereof. Your Vote is Important! Please submit your vote well in advance of the proxy deposit deadline of 1:00 p.m. (MDT) on Wednesday, April 28, 2021. Friday, April 30, 2021 at 1:00 p.m. (MDT) Where Virtual only Meeting via live audio webcast online at https://web.lumiagm.com/481690299 Until the COVID-19 related restrictions are lifted and it is safe to gather in person, AltaGas Ltd. (AltaGas) believes it is in the best interests of our stakeholders to host our annual meeting in virtual only format. Voting your Common Shares The management information circular dated March 11, 2021 (the Circular), contains information relating to the matters to be brought before the meeting, as well as other annual disclosure, and voting instructions. Holders of AltaGas’ common shares at the close of business on March 11, 2021 will receive notice of, and be entitled to virtually attend and vote at, the annual meeting of shareholders on April 30, 2021 or any adjournment(s) thereof. To participate and vote at the virtual meeting, please review “How do I attend and participate at the Meeting?” in the Circular. Shareholder Questions If you have any questions with respect to voting your common shares before the proxy deposit deadline, please contact AltaGas’ proxy solicitation agent, Laurel Hill Advisory Group, toll-free in North America at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com. By order of the Board of Directors, Shaheen Amirali Executive Vice President, Chief External Affairs and Sustainability Officer and Corporate Secretary Calgary, Alberta March 11, 2021 About Notice and Access AltaGas is using the notice and access rules adopted by Canadian Securities Administrators in an effort to be more environmentally friendly and reduce printing and mailing costs. Instead of receiving the notice of meeting, the Circular, annual financial statements and related management's discussion and analysis (the Meeting Materials) with the form of proxy or voting instruction form, registered and beneficial shareholders will receive a notice outlining the matters to be addressed at the Meeting and instructions for accessing the Meeting Materials online and for requesting paper copies. The Meeting Materials can be viewed online at www.altagas.ca/invest/share-information/noticeandaccess or under AltaGas’ profile on SEDAR (www.sedar.com). If you would like to receive a printed copy of the Meeting Materials, please phone 1-866-962-0498 (if you are a registered shareholder) or 1-877-907-7643 (if you are a beneficial shareholder). Refer to the Notice of Meeting and Notice of Availability of Materials for additional details.

AltaGas Ltd. – 2021 Management Information Circular TABLE OF CONTENTS ABOUT ALTAGAS ------------------------------------------------------------------------------------------------------------------------------------- 1 MANAGEMENT INFORMATION CIRCULAR HIGHLIGHTS -------------------------------------------------------------------------------- 2 VOTING INFORMATION ------------------------------------------------------------------------------------------------------------------------------ 4 GENERAL INFORMATION --------------------------------------------------------------------------------------------------------------------------- 9 MATTERS TO BE CONSIDERED AT THE MEETING -------------------------------------------------------------------------------------- 10 DIRECTOR NOMINEES ----------------------------------------------------------------------------------------------------------------------------- 13 CORPORATE GOVERNANCE -------------------------------------------------------------------------------------------------------------------- 20 DIRECTOR COMPENSATION -------------------------------------------------------------------------------------------------------------------- 46 A LETTER FROM OUR HRC COMMITTEE CHAIR ----------------------------------------------------------------------------------------- 51 COMPENSATION DISCUSSION AND ANALYSIS ------------------------------------------------------------------------------------------ 54 2020 COMPENSATION OVERVIEW ------------------------------------------------------------------------------------------------------------ 60 EXECUTIVE COMPENSATION INFORMATION --------------------------------------------------------------------------------------------- 75 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS ------------------------------------ 83 OTHER INFORMATION ----------------------------------------------------------------------------------------------------------------------------- 84 ADVISORIES ------------------------------------------------------------------------------------------------------------------------------------------- 85 SCHEDULE A: BOARD MANDATE ------------------------------------------------------------------------------------------------------------- 89 SCHEDULE B: SUMMARY OF LTI PLANS --------------------------------------------------------------------------------------------------- 91 The information contained on, or accessible through, any website referenced in this Circular is not incorporated by reference in this Circular and is not, and should not be considered to be, a part of this Circular unless it is explicitly incorporated herein. Frequently Used Terms AltaGas AltaGas Ltd., including, where the context requires, its affiliates Board the board of directors of AltaGas company, we, our AltaGas DSU deferred share unit issued under the Deferred Share Unit Plan E&S Environmental and Social ESG Environmental, Social and Governance LTI long term incentive LTI Plans Long-Term Incentive Plans, including the Phantom Unit Plan and the Option Plan Option option to purchase a Share issued under the Option Plan Option Plan Option Plan, as amended and restated on February 27, 2019 Petrogas Petrogas Energy Corp., a North American integrated midstream company in which AltaGas acquired a controlling interest in December 2020 Phantom Unit Plan Phantom Unit Plan, as amended and restated on May 1, 2019 PU performance unit issued under the Phantom Unit Plan RU restricted unit issued under the Phantom Unit Plan Shareholder a holder of Shares Shares common shares of AltaGas STI short term incentive STI Plan Short Term Incentive Plan WG Washington Gas Light Company, a subsidiary of WGL WGL WGL Holdings, Inc., an indirect subsidiary of AltaGas

AltaGas Ltd. – 2020 Management Information Circular 1 ABOUT ALTAGAS

MANAGEMENT INFORMATION CIRCULAR HIGHLIGHTS

AltaGas' annual meeting of Shareholders will be held at 1:00 p.m. (MDT) on Friday, April 30, 2021 in virtual only format. Shareholders of record as of the close of business on March 11, 2021 (the "**Record Date**") have the right to participate and vote at the annual meeting or any adjournment thereof (the "**Meeting**").

Meeting Highlights

Below are highlights of some of the important information that can be found in this management information circular (the "**Circular**"). These highlights do not contain all the information that should be considered. Please review the Circular in its entirety before voting.

Information contained herein is given as of March 11, 2021 unless otherwise specifically stated.

Shareholder Voting Matters

Voting matter	Board vote recommendation
Appointing Ernst & Young LLP as Auditors	FOR
Electing Nominees as Directors	FOR each nominee
Approving Advisory Resolution on Executive Compensation	FOR

Director Nominees at a Glance

	Independent	Residence	Director Since	Board Attendance in 2020	% Votes FOR at 2020 AGM	Other Public Boards (#)	Committees
Pentti Karkkainen	✓	Canada	2018	10/10	98.91%	1	-
Victoria Calvert	✓	Canada	2015	10/10	98.62%	1	Gov, HRC
David Cornhill	✓	Canada	1994	10/10	98.83%	1	-
Randall Crawford	CEO	U.S.	2018	10/10	98.89%	-	-
Jon-Al Duplantier	✓	U.S.	2021	-	New	2	Gov, HRC
Robert Hodgins	✓	Canada	2005	10/10	94.56%	3	Audit (chair), Gov
Cynthia Johnston	✓	Canada	2018	10/10	99.07%	-	EHS (chair), Audit
Phillip Knoll	✓	Canada	2015	10/10	98.66%	1	Gov (chair), EHS
Terry McCallister	Past CEO WGL	U.S.	2018	10/10	97.80%	1	EHS
Linda Sullivan	✓	U.S.	2020	10/10	99.07%	1	Audit, HRC
Nancy Tower	✓	U.S.	2020	10/10	99.05%	-	HRC (chair*), Audit

*incoming


2021 Tenure
<2 years
2-7 years
>7 years
18%
27%
Average Tenure: 6 years
55%
2021 Age
<60 years
60-65 years
>65 years
36%
36%
Average Age: 63
28%
2021 Gender
Male
Female
36%
64%


Independence 9
CEO or C-suite experience 10
Strategic Planning and Execution 11
Governance 11
Risk Management 11
Financial Expertise 7
Environment, Health & Safety 10
Human Capital Management 9
Industry Experience 7
Operational Experience - Utilities 8
Operational Experience - Midstream 5
Customer & Stakeholder Relations 10
Legal/Public Policy/Regulatory 7
U.S. Experience 9

AltaGas

AltaGas Ltd. – 2021 Management Information Circular 2

AltaGas Ltd. – 2021 Management Information Circular 3 Corporate Governance Highlights We are committed to strong and sustainable growth and we believe that good corporate governance improves performance and benefits all stakeholders. The following are some of the highlights of our governance framework and practices: 82% of our director nominees are independent Independent Chair of the Board and in camera sessions held at every Board meeting Audit, HRC and Governance Committees are comprised solely of independent directors Committed to diversity, with four female nominees and one ethnically diverse nominee standing for election Guided by core values and operate pursuant to a Code of Business Ethics and key policies, including Conflict of Interest and Anti-Bribery and Anti-Corruption policies Shareholder outreach in accordance with our Board Shareholder Engagement Policy Community and stakeholder outreach programs Utilize independent advisors as necessary Require directors to meet minimum share ownership requirements Refer to “Corporate Governance” for details on our corporate governance practices and policies. Compensation Governance Highlights Director compensation is based on annual retainers, which include cash and equity components. To ensure alignment with the Shareholder experience, at least half of the retainer is comprised of equity regardless of whether a director has met the equity ownership requirements. Refer to “Director Compensation” for details of director compensation. AltaGas’ executive compensation program has been designed to motivate executives to focus on longer term interests and provide the returns and the social value that stakeholders expect. The Board routinely assesses executive compensation programs to ensure such programs do not encourage individuals to take inappropriate risks. Some notable highlights of AltaGas’ executive compensation program design include: Linking executive pay to company performance through short- and long-term incentive awards Heavily weighting executive compensation toward “at-risk” compensation elements based on achievement of corporate performance Benchmarking executive compensation and company performance to relevant Canadian and U.S. peer companies Linking executive pay to corporate social responsibility and ESG factors Requiring executives to meet minimum equity ownership targets Including compensation clawback provision in executive agreements and long-term incentive grants Prohibiting hedging of ownership in company securities Capping short-term incentive payouts Utilizing double-trigger change of control provisions in executive agreements and under LTI Plans Providing Shareholders with an annual say-on-pay vote Retaining an independent advisor for the HRC Committee Refer to “Compensation Discussion and Analysis” and “2020 Compensation Overview” for more detail on our executive compensation program and practices. 82% Independent Directors and 1 00% Independence on key committees 45% Diverse gender and ethnicity

AltaGas Ltd. – 2021 Management Information Circular 4 VOTING INFORMATION The Circular is provided in connection with the solicitation of proxies by management of AltaGas for use at the Meeting to be held at 1:00 p.m. (MDT) on Friday, April 30, 2021 for the purposes set out in the accompanying Notice of the Annual Meeting of Shareholders. The Meeting will be a virtual only meeting conducted via live audio webcast at https://web.lumiagm.com/481690299 and as such, Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting online is provided below. You may also refer to the “Virtual AGM User Guide” that was provided with your form of proxy or voting instruction form. Why is AltaGas having a virtual only Meeting? Until COVID-19 restrictions are lifted and it is considered safe to gather in person, AltaGas believes hosting a meeting in virtual only format is in the best interests of our stakeholders and part of our commitment to protect the health and safety of our communities, employees, Shareholders and other stakeholders. The virtual Meeting will be conducted via live audio webcast. Registered Shareholders and duly appointed proxyholders will have an opportunity to participate at the Meeting regardless of their geographic location. Non-registered Shareholders who have not duly appointed themselves as proxyholders may also virtually attend as guests. We have designed our virtual meeting format to ensure that Shareholder access and participation are comparable to attending an in person meeting. Registered Shareholders and duly appointed proxyholders may submit questions through the online platform during the meeting by following the instructions under “How do I attend and participate at the Meeting?”. Questions will be read aloud so that all Shareholders may hear, and we will answer as many questions as possible in the time allotted for the meeting. The webcast of the event will be posted to our website following the meeting. Shareholders may also engage directly with the Board in accordance with the Board Shareholder Engagement Policy. Who is soliciting my proxy? Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally, or by telephone or email by regular employees or agents of AltaGas. In addition, AltaGas has retained Laurel Hill Advisory Group to provide the following services in connection with the Meeting: reviewing the Circular; recommending corporate governance best practices where applicable; liaising with proxy advisory firms; developing and implementing Shareholder communication and engagement strategies; advising with respect to the Meeting and proxy protocol; reviewing and providing summary reports on the tabulation of Shareholder proxies; and solicitating proxies from Shareholders including contacting Shareholders by telephone. In connection with the solicitation of proxies for the Meeting, Laurel Hill Advisory Group is expected to receive a fee of $60,000 plus reasonable out-of-pocket expenses. Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of Shares. The cost of solicitation of proxies will be borne by AltaGas. Notice and Access AltaGas is relying on the notice and access provisions of NI 54-101 to send proxy-related materials to Shareholders in connection with the Meeting. Notice and access is a set of rules developed by the Canadian Securities Administrators that are intended to reduce the volume of material mailed to Shareholders by allowing a reporting issuer to post proxy-related materials online, rather than mailing paper copies. AltaGas has received exemptions from Corporations Canada under subsection 151(1) and 156 of the Canada Business Corporations Act (the “CBCA”) to permit it to use notice and access. Instead of receiving the Notice of the Annual Meeting of Shareholders, the Circular, consolidated annual financial statements and related management's discussion and analysis (the “Meeting Materials”) with the form of proxy or voting instruction form (“VIF”), as applicable, registered and beneficial Shareholders will receive a notice outlining the matters to be addressed at the Meeting and instructions for accessing the Meeting Materials online and for requesting paper copies. Shareholders can request a paper copy of the Meeting Materials, at no charge, for up to one year from the date the Circular was filed under AltaGas’ profile on SEDAR. Requests by Shareholders must be made by calling 1-866-962-0498 (if you are a registered Shareholder) or 1-877-907-7643 (if you are a beneficial Shareholder). In order to receive a paper copy of the Meeting Materials before the Meeting, requests must be received prior to April 16, 2021. A new form of proxy or VIF will not be sent with the paper copy of the Meeting Materials, so it is important to keep the original form in order to vote. Registered Shareholders can enroll through Computershare Trust Company of Canada (“Computershare”) to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. Non-registered Shareholders can sign-up to receive future securityholder communications by mail or electronically by visiting at www.computershare.com/ca/mailinglist.

AltaGas Ltd. – 2021 Management Information Circular 5 Who has the right to vote at the Meeting? By a resolution of the Board, the Record Date for the Meeting has been established as March 11, 2021. Only Shareholders of record at the close of business (5:00 p.m. MDT) on the Record Date will receive notice of, and be entitled to attend and vote at, the Meeting. Each Share owned as of the Record Date entitles the holder to one vote. A Shareholder of record on the Record Date will be entitled to vote such Shares even though the Shareholder may subsequently dispose of such Shares. No person who has become a Shareholder after the Record Date shall be entitled to attend or vote at the Meeting or any adjournment(s) thereof. Who is the Shareholder of record? Registered Shareholder Non-Registered (Beneficial) Shareholder You are a registered Shareholder if your Shares are registered directly in your name with our transfer agent, Computershare. You are a beneficial Shareholder if a bank, trust company, securities broker, clearing agency, other financial institution or other intermediary (your “intermediary”) holds Shares on your behalf. Your nominee’s name will appear on the record. How do I attend and participate at the Meeting? AltaGas is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. Registered Shareholders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote online, all in real time, provided they are connected to the Internet and comply with the requirements set out below. Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to ask questions or vote at the Meeting. To access the meeting, go to https://web.lumiagm.com/481690299 in your web browser. You will need the latest version of Chrome, Safari, Internet Explorer, Edge or Firefox. If you are a registered Shareholder or duly appointed proxyholder, select “Login” and enter your username and the Meeting password “AltaGas2021” (case sensitive). .. If you are a registered Shareholder, your username is the 15-digit control number printed on your proxy form. .. If you are a non-registered (beneficial) Shareholder and have followed the steps to appoint yourself as proxyholder (see the applicable instructions under “How do I vote my Shares”), you will receive an email from Computershare after the proxy deposit deadline with your username. .. If you have not followed the above steps but wish to listen to the webcast, select “Guest” and fill in the form. Please ensure that you are connected to the internet at all times so you can vote when balloting begins. It is your responsibility to ensure you stay connected for the duration of the Meeting. You should allow ample time to log into the Meeting online and complete the related procedures. Refer to the “Virtual AGM User Guide” accompanying your Notice of Availability of Meeting Materials for details about how to follow the proceedings, vote and ask questions. You may submit your questions once the platform opens and questions will be addressed at the relevant time in the meeting. To ensure your questions are addressed, we recommend you submit questions early in the meeting. How do I vote my Shares? How you vote depends on whether you are a registered or non-registered (beneficial) Shareholder. Refer to the details in the appropriate table below. If you need assistance in making this determination, please reach out to our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (toll free) or if outside North America at 1-416-304-0211.

AltaGas Ltd. – 2021 Management Information Circular 6 Voting Methods Registered Shareholders If you want to vote by proxy before the Meeting Your proxy must be received no later than 1:00 p.m. (MDT) on April 28, 2021 and can be voted in any of the following ways: Internet By visiting the following website: investorvote.com. Refer to your 15-digit control number (shown on your proxy form) and follow the online voting instructions. Telephone By calling the toll-free number, 1-866-732-VOTE (8683) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your 15-digit control number (shown on your proxy form) and follow the instructions. Mail By completing your proxy form and returning it by mail or hand delivery, following the instructions on the form. If you want to vote at the Meeting Please follow these steps: 1.Log into https://web.lumiagm.com/481690299 at least 15 minutes before the Meeting starts. Please check that your browser is compatible. 2. Select “Login”. 3. Enter your 15-digit control number (on your proxy form) as your username and the password “AltaGas2021” (case sensitive). 4. Follow the instructions and vote when prompted. If you have submitted your form of proxy, your votes will already be recorded. You can attend the Meeting and not vote or if you do vote, your online vote will revoke your previously submitted proxy. Refer to the instructions below under “What if I change my mind”. If you want to appoint a third party as your proxyholder to attend and vote at the Meeting on your behalf If you want to appoint someone else (other than the management designees) as a proxyholder to attend, participate and vote at the Meeting on your behalf, you must submit your proxy form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the Meeting. The third party you appoint as a proxyholder does not need to be a Shareholder but must attend the Meeting to vote the Shares. Please follow these steps: 1. Submit your proxy form – To appoint a third-party proxyholder, strike out the names of the management designees and insert the person’s name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form (whether by internet or mail). This step must be completed before registering such proxyholder as set forth in step 2. 2. Register your proxyholder – Shareholders MUST visit www.computershare.com/altagas by 1:00 p.m. (MDT) on April 28, 2021 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a username via email shortly after this deadline. Without a username, your proxyholder will not be able to participate or vote at the Meeting. 3. Your proxyholder should log into https://web.lumiagm.com/481690299 at least 15 minutes before the Meeting starts and ensure that their browser is compatible. 4. Your proxyholder should select “Login” and enter the username provided by Computershare via email and the password “AltaGas2021” (case sensitive) and follow the instructions, and vote when prompted.

AltaGas Ltd. – 2021 Management Information Circular 7 Voting Methods Non-Registered (Beneficial) Shareholders If you want to vote by proxy before the Meeting Your vote must be received no later than the time and date specified in the VIF, which may be earlier than April 28, 2021. You can vote in any of the following ways: Internet By visiting the following website: www.proxyvote.com. Refer to your 16-digit control number (shown on your form) and follow the online voting instructions. Telephone By calling the toll-free number: 1-800-474-7493 or 1-800-474-7501 (French) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the phone number shown on your form. To vote by phone, simply refer to your 16-digit control number (shown on your form) and follow the instructions. Additionally, AltaGas may utilize Broadridge’s QuickVote TM service to assist eligible Shareholders with voting their Shares directly over the phone. Mail By completing your VIF and returning it by mail or hand delivery, following the instructions on the form. If you want to vote at the Meeting If you are a non-registered (beneficial) Shareholder and you wish to vote at the Meeting, you have to appoint yourself as a proxyholder first and then also register with Computershare. This is because AltaGas and Computershare do not have a record of the non-registered Shareholders and as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder. Please follow these steps: 1. Submit your VIF – To appoint yourself as proxyholder, strike out the names of the management designees and insert your name into the appropriate space on the VIF. Do not fill out your voting instructions. Follow the instructions for submitting the VIF by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as set forth in step 2. 2. Register your proxyholder – Register yourself as a proxyholder by visiting www.computershare.com/altagas by 1:00 p.m. (MDT) on April 28, 2021 and provide Computershare with your contact information so that Computershare may provide you with a username via email shortly after this deadline. Without a username, you will not be able to participate or vote at the Meeting. 3. Log into https://web.lumiagm.com/481690299 at least 15 minutes before the Meeting starts. Please check that your browser is compatible. 4. Select “Login”. 5. Enter the username that was provided by Computershare and enter the password “AltaGas2021” (case sensitive). Follow the instructions and vote when prompted. If you are a non-registered (beneficial) Shareholder located in the United States, and you wish to participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps above you must also obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: a. Follow the instructions from your intermediary included with the legal proxy form and VIF sent to you or contact your intermediary to request a legal proxy form if you have not received one. b. After obtaining a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can send by email or by courier to: stephen.bandola@computershare.com (if by e-mail), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, your correspondence must be labeled “Legal Proxy” and must be received no later than the voting deadline of 1:00 p.m.(MDT) on April 28, 2021. c. You will receive a confirmation of your registration by email after Computershare receives your registration materials. d. Please note that you are also required to register your appointment (or a third party’s appointment) as proxyholder at www.computershare.com/altagas as per Step 2 above Refer to Steps 3-5 above. If you want to appoint a third party as your proxyholder to attend and vote at the Meeting on your behalf If you want to appoint someone else (other than the management designees) as a proxy to attend, participate and vote at the Meeting on your behalf, you must submit your VIF appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your VIF. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the Meeting. The third party you appoint as a proxyholder does not need to be a Shareholder but must attend the Meeting to vote the Shares. Please follow the steps set out in the section above but instead of inserting your name to appoint yourself and register yourself, insert the name of the person you wish to appoint as your proxy into the appropriate space on the VIF and register them with Computershare. If you are a non-registered Shareholder located in the United States, and you wish to appoint a third party as your proxyholder, refer to the instructions in the section above.

AltaGas Ltd. – 2021 Management Information Circular 8 How will my Shares be voted if I return a form of proxy/VIF? Voting by proxy means giving someone else (the proxyholder) the authority to attend the Meeting and vote for you in accordance with your instructions or, if you do not specify how you want to vote your Shares, as the proxyholder sees fit. Shares represented by a form of proxy/VIF are to be voted for, against or withheld from voting by the proxyholder designated in the form of proxy/VIF in accordance with your instructions. If no instructions are given and AltaGas’ representatives are the designated proxyholders, the voting rights attached to the Shares will be exercised as follows: .. FOR the appointment of the auditor .. FOR the election of each proposed Director Nominee .. FOR the approval of the non-binding advisory resolution to accept AltaGas’ approach to executive compensation The form of proxy/VIF confers discretionary authority on a proxyholder specifically appointed by you with respect to any proposed amendments or variations to the matters set out therein and any other business which may properly come before the Meeting. As of the date hereof, management of AltaGas is not aware of any amendment or other matter which may properly come before the Meeting. What if I want to appoint someone else as proxy? The persons named in the accompanying form of proxy are the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”) of AltaGas. A Shareholder submitting a proxy has the right to appoint a person or company to represent him or her at the Meeting other than the persons designated in the form of proxy furnished by AltaGas. To exercise this right, the Shareholder should insert the name of the desired representative in the blank space provided in the form of proxy and submit in accordance with the instructions in the form of proxy. If you want your proxyholder to be able to ask questions or vote at the Meeting, there are additional steps that need to be completed. See the instructions under the “How do I vote my Shares?” section. If you name a proxyholder other than the management designees, you should obtain the consent of the proxyholder to act on your behalf and instruct him or her on how your Shares should be voted. If a Shareholder is a legal entity, an estate or trust, the form of proxy/VIF must be signed by a duly authorized representative and accompanied by a certified resolution confirming such authorization. What if I change my mind? A Shareholder who has submitted a form of proxy may revoke it at any time prior to the exercise thereof. If you attend the Meeting, follow the process for voting online at the Meeting and vote online, you will revoke your previous proxy. Registered Shareholders can also revoke a proxy: (i) by delivering a written notice to that effect signed by you or your duly authorized representative(s) or by delivering a new form of proxy that is dated later than the proxy previously submitted, to Computershare at any time up to 1:00 p.m. (MDT) on the last business day before the day of the Meeting, or any adjournment(s) thereof (a) by mail to Proxy Department, 135 West Beaver Creek Road, PO Box 300, Richmond Hill, Ontario L4B 4R5, (b) by hand delivery to 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada, or (c) by facsimile to 416-263-9524 or 1-866-249-7775; or (ii) in any other manner permitted by law, including pursuant to the provisions of the Canada Business Corporations Act. If the Shareholder is a legal entity, an estate or trust, the notice must be signed by an officer or attorney of the corporation duly authorized in writing by a resolution, a certified copy of which must be attached to the notice. If you are a non-registered Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions. If your intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary’s deadline.

AltaGas Ltd. – 2021 Management Information Circular 9 GENERAL INFORMATION Date of Information The information contained in this Circular is given as at March 11, 2021, except where otherwise noted. Currency Unless indicated otherwise, all amounts are in Canadian dollars and “$” or “dollars” refer to Canadian dollars. Values may be impacted by rounding and exchange rates. Voting Securities and Principal Holders Thereof AltaGas is authorized to issue an unlimited number of Shares. As at the Record Date, 279,542,290 Shares were issued and outstanding. Shareholders of record on the Record Date are entitled to notice of, and to attend, the Meeting, or be represented by proxy, and to one vote per Share held on any ballot thereat. To the knowledge of the Board and the executive officers of AltaGas, as at the Record Date no person or company beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the votes attached to all of the issued and outstanding Shares. Quorum At the Meeting, a quorum exists if the holders of not less than 5% of the Shares entitled to vote at the Meeting are present in person or represented by proxy, and at least two persons entitled to vote are actually present at the Meeting. If a quorum is not present at the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business. Approval Requirements All matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present or represented by proxy at the Meeting. Shareholder Proposals The Canada Business Corporations Act permits certain eligible Shareholders to submit Shareholder proposals to AltaGas for inclusion in a management proxy circular for an annual meeting of Shareholders. No Shareholder proposals were submitted for consideration at the upcoming Meeting. The final date by which AltaGas must receive Shareholder proposals for the annual meeting of Shareholders to be held in 2022 is December 23, 2021, being the date that is at least 90 days before the anniversary of the Notice of the Annual Meeting of Shareholders sent to Shareholders in connection with the Meeting. Advance Notice By-Law AltaGas’ By-Law No. 2 sets out the advance notice requirements for director nominations (the "Advance Notice By-Law"). The purpose of the Advance Notice By-Law is to provide Shareholders with guidance on the process for nominating directors. The Advance Notice By-Law fixes a deadline by which Shareholders must submit director nominations to AltaGas prior to any annual or special meeting of Shareholders at which directors are to be elected, sets forth the information that must be included in the notice and details the procedure to be followed. A copy of the Advance Notice By-Law is available on AltaGas’ website at www.altagas.ca. Under the Advance Notice By-Law, the deadline for nominations of directors for the Meeting is the close of business on March 30, 2021. As of the date of the Circular, AltaGas has not received any director nominations.

MATTERS TO BE CONSIDERED AT THE MEETING

1. Financial Statements
2. Appointment of Auditors
3. Election of Directors
4. Advisory Vote on Executive Compensation

The Board recommends that Shareholders vote FOR the resolutions that follow.

Financial Statements

At the Meeting, the consolidated financial statements of AltaGas for the year ended December 31, 2020 and the auditors' report thereon will be presented. These consolidated financial statements and management's discussion and analysis ("**MD&A**") relating thereto are available on AltaGas' website at www.altagas.ca/invest/financials and on SEDAR at www.sedar.com.

Appointment of Auditors

Ernst & Young LLP ("**E&Y**") has been the auditor of AltaGas (including its predecessors) since 1997. As part of the integration of WGL on closing of the acquisition and the integration of Petrogas on acquiring operational control, E&Y assumed audit procedures with respect to those entities. The continuity of maintaining E&Y as auditor of the AltaGas consolidated group through its transformation has been viewed as valuable by AltaGas' Audit Committee. E&Y has confirmed they are independent of AltaGas within the meaning of the relevant rules and related interpretations as prescribed by law and the relevant professional bodies in Canada. The Audit Committee has also reviewed the independence of the auditors. Canadian auditor independence rules require the rotation of the lead audit partner every seven years. Our current lead audit partner commenced her rotation in 2020.

The detailed voting results of the past two years relating to the appointment of the auditor are set out below:

Year	Votes For	% Votes For	Votes Withheld	% Votes Withheld
2020	150,418,595	97.29%	4,193,938	2.71%
2019	100,805,935	95.89%	4,324,878	4.11%

On the advice of the Audit Committee, the Board recommends that Shareholders vote FOR the appointment of E&Y as auditors of AltaGas and authorize the Board to set the auditor's fees.

Unless instructed otherwise, the management designees named in the proxy form intend to vote FOR the appointment of E&Y as auditors of AltaGas, to hold office until the next annual meeting of Shareholders, with remuneration to be determined by the Board.

Fees paid to E&Y by AltaGas and its subsidiaries during 2020 and 2019 were as follows:

Category of External Auditor Service Fee (1)	2020	2019
Audit Fees	$4,916,467	$7,783,502
Audit-Related Fees(2)	$1,215,230	$833,268
Tax Fees(3)	$83,858	$259,313
All Other Fees(4)	$664,228	$357,002
TOTAL	**$6,879,783**	**$9,233,085**

Notes:

(1) Due to the timing of appointing E&Y as WGL's auditor, $1.7 million of fees relating to 2019 were paid in 2020 ($3.7 million of fees related to 2018 were paid in 2019).

(2) Represents the aggregate fees billed by E&Y for assurance and related services that were reasonably related to the performance of the audit or review of AltaGas' financial statements and were not reported under "Audit Fees". During 2020 and 2019, the nature of the services provided included: review of prospectuses and securities filings; research of accounting and audit-related issues; review of pro forma consolidated financial statements; specified audit procedures on Ridley Island Propane Export Terminal ("**RIPET**"); review of the change in accounting principle related to pensions; internal controls assessment; cost allocation manual audits; ESG services; and registration costs for the Canadian Public Accountability Board, the Public Company Accounting Oversight Board, and the Financial Accounting Standards Board.

(3) During 2020 and 2019, the nature of the services provided was for tax consultations, tax compliance and transfer pricing.

(4) Represents the aggregate fees billed by E&Y for products and services, other than those reported with respect to the other categories of service fees, as well as any out-of-pocket costs incurred. During 2020 and 2019, the nature of the services provided was for translation services and an assessment of AltaGas' IT risk management and cyber security.

AltaGas

AltaGas Ltd. – 2021 Management Information Circular | 10

AltaGas Ltd. – 2021 Management Information Circular 11 The foregoing information is also set forth in AltaGas’ Annual Information Form for the year ended December 31, 2020, under the heading “General – Audit Committee – External Auditor Service Fees by Category”, a copy of which is available under AltaGas’ profile on SEDAR at www.sedar.com. Election of Directors All nominees are currently members of the Board. Directors elected at the Meeting will hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed. The Board currently consists of 12 members; however, Mr. Edgeworth is not standing for re-election. The articles of AltaGas provide that there must be not less than three nor more than 15 directors and the by-laws of AltaGas provide that the number of directors to be elected at the Meeting will be determined from time to time by resolution of the Board. The Board has fixed the number of directors to be elected at the Meeting at 11. The Board believes the size of the Board is appropriate based on a number of factors, including the scope and complexity of the business and the complement of skills necessary for sufficient oversight and effective decision-making. The Board believes the nominees are well-qualified to serve and confirms that at least two-thirds are independent. You can read more about the nominated directors under “Director Nominees”. The following individuals are proposed by AltaGas for election as directors of AltaGas: Victoria A. Calvert David W. Cornhill Randall L. Crawford Jon-Al Duplantier Robert B. Hodgins Cynthia Johnston Pentti O. Karkkainen Phillip R. Knoll Terry D. McCallister Linda G. Sullivan Nancy G. Tower The Board recommends that Shareholders vote FOR the election of these nominees as directors of AltaGas. Unless instructed otherwise, the management designees named in the proxy form intend to vote FOR the appointment of each of the above nominees. If any vacancy occurs in the nominees proposed by AltaGas, including in the event a nominee becomes unable to serve, the discretionary authority conferred by the proxy will be exercised to vote for the election of any other person nominated by AltaGas. Individual Voting As set forth in the form of proxy and VIF, Shareholders may vote for each proposed nominee individually rather than voting for the proposed directors as a slate. Majority Voting Policy While the Board recommends nominees to the Board, Shareholders vote to elect the members of the Board on an annual basis. AltaGas has a Majority Voting Policy which requires that any nominee for director who receives a greater or equal number of votes “withheld” than “for” his or her election shall tender his or her resignation to the Chair of the Board following the Meeting, effective upon acceptance by the Board. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Board will accept such resignation except in exceptional situations where the circumstances warrant such director continuing to serve as a member of the Board. The nominee shall not attend any meeting or participate in any Governance Committee or Board deliberations while the resignation offer remains outstanding. The Board shall disclose its election decision via press release promptly and in any event, within 90 days of the Meeting. If a resignation is not accepted, the press release will include the reasons for that decision. If a resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation. The Majority Voting Policy is available on our website at altagas.ca.

Shareholder Advisory Vote on Executive Compensation

The Board believes that attracting, motivating and retaining high performing executives is integral to the long-term success of the company. Through a competitive compensation program that links executive compensation with company performance, we strive to align the actions of our executives with our long-term corporate strategy and Shareholder interests.

AltaGas' approach to executive compensation is set forth under the heading "Compensation Discussion and Analysis".

The Board first sought Shareholder input on executive compensation at AltaGas' 2014 annual meeting and considers the annual advisory vote on compensation an important part of the ongoing process of engagement between Shareholders and the Board. Shareholders are encouraged to review the information on AltaGas' approach to compensation set forth under "Compensation Discussion and Analysis". Our approach to executive compensation has been supported by a significant majority of Shareholders at every annual meeting since the adoption of the advisory vote.

The detailed results of the "say-on-pay" vote over the past two years are set out below:

Year	Votes For	% Votes For	Votes Against	% Votes Against
2020	144,019,263	93.82%	9,489,735	6.18%
2019	82,981,070	81.67%	18,627,573	18.33%

The Board wishes to again seek Shareholder input on its approach to executive compensation. This non-binding advisory vote will provide Shareholders with the opportunity to communicate their views on AltaGas' approach to executive compensation through the following resolution:

> "RESOLVED on an advisory basis and not to diminish the roles and responsibilities of the board of directors of AltaGas Ltd. ("AltaGas") that the shareholders of AltaGas accept the approach to executive compensation disclosed in AltaGas' management information circular dated March 11, 2021 for the 2021 annual meeting of shareholders of AltaGas."

While the advisory vote is not binding, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. **Unless instructed otherwise, the management designees named in the proxy form intend to vote FOR AltaGas' approach to executive compensation**.

Other Business

AltaGas is not aware of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of the Annual Meeting of Shareholders; however, if any other matter properly comes before the Meeting, the form of proxy or VIF will be voted on such matter in accordance with the best judgment of the person or persons voting.

Interest of Certain Persons or Companies in Matters to be Acted Upon

To AltaGas' knowledge, no director or executive officer of AltaGas serving at any time in 2020, no proposed nominee nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

AltaGas

AltaGas Ltd. – 2021 Management Information Circular | 12

DIRECTOR NOMINEES

All the proposed nominees are currently directors of AltaGas and have been since the dates indicated.

Each nominee brings a mix of experience, expertise and diverse perspectives to the Board. The combination of these attributes is important for the Board to effectively oversee AltaGas' affairs and carry out its duties and responsibilities.

For additional details on each director's expertise, see "Areas of Expertise and Director Skills Matrix" under the heading "Corporate Governance – Board Composition Considerations".

New Nominee

In February 2021, the Board welcomed a new member, Jon-Al Duplantier, who brings more than 25 years of experience across the energy value chain and has held a number of senior legal, commercial and environmental roles that included posts across the United States, Indonesia and the U.A.E. For details of his recruitment, refer to the disclosure under the heading "Corporate Governance – Director Selection and Nomination".

Retiring Director

As previously announced, Mr. Edgeworth plans to retire from the Board at the close of the Meeting and is not standing for re-election. Mr. Edgeworth has been a valuable member of the Board and has provided considerable insights as a director, as well as on the various committees he has served on over the past 15 years. He currently serves as a member of the Audit Committee and is Chair of the Human Resources and Compensation Committee. The Board thanks Mr. Edgeworth for his substantial contributions, commitment and dedication.

Nominees

All of the following nominees have consented to act. Securities held, as referenced in the biographies below, are as at the record dates for each of the 2021 and 2020 annual Shareholder meetings.

Pentti O. Karkkainen, Chair of the Board — Independent | Director since 2018



Mr. Karkkainen is the Chair of the Board. Mr. Karkkainen was a co-founder and General Partner of KERN Partners from 2000 to 2014 and was the firm's Senior Strategy Advisor from 2014 until his retirement from the firm in 2015. Prior thereto, Mr. Karkkainen was the Managing Director and Head of Oil and Gas Equity Research at RBC Capital Markets.

Mr. Karkkainen has significant board experience, including as board chair, as lead director and as chair of compensation and audit committees. Mr. Karkkainen holds a Bachelor of Science (Honours) in Geology from Carleton University and a Master of Business Administration from Queen's University. He is a member of the Institute of Corporate Directors.

West Vancouver, British Columbia, Canada

Age: 66

Key Areas of Expertise:

- Capital Markets
- Governance
- Stakeholder Relations

Board and Committee Memberships in 2020					**Attendance in 2020**	
Chair of the Board					10 of 10	100%
Other Public Company Boards						
NuVista Energy Ltd. (Chair)						
Securities Held as of March 11, 2021 and March 12, 2020						
Year	**Shares**	**Options**	**RUs**	**DSUs**	**Preferred Shares**	**Ownership Requirement Met**(1)
2021	17,000	-	1,005	22,611	-	Mr. Karkkainen has until July 25, 2023 to meet the requirement.
2020	15,000	-	1,900	9,865	-	
2020 AGM Voting Results						
Votes For:	98.91%					

AltaGas Ltd. – 2021 Management Information Circular | 13

Victoria A. Calvert

Independent | Director Since 2015



Calgary, Alberta, Canada

Age: 65

Key Areas of Expertise:

- Governance
- Stakeholder Relations
- ESG Risk

Ms. Calvert is a Corporate Director and Professor Emerita of Business at Mount Royal University in Calgary, where she taught from 1988 to 2018. She was also a Director of the Canadian Alliance of Community Service Learning from 2009 to 2017 and published and spoke extensively regarding community partnerships and engagement. Prior to this, she held corporate positions at Hudson's Bay Oil and Gas and the Bank of Nova Scotia.

Ms. Calvert has experience regarding digital transformation, stakeholder partnerships and sustainability policies and metrics from serving on public company boards and non-profit boards such as Heritage Park Society Board. She holds a Bachelor of Commerce (Hons.) degree from Queen's University and a Master of Business Administration degree from Western University and is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2020	Attendance in 2020	
Board	10 of 10	100%
Governance	8 of 8	100%
HRC	7 of 7	100%

Other Public Company Boards
Patriot One Technologies Inc.

Securities Held as of March 11, 2021 and March 12, 2020

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(1)
2021	7,620	-	1,005	24,411	-	✔
2020	7,620	-	2,950	16,495	-	

2020 AGM Voting Results

Votes For: 98.62%

David W. Cornhill

Independent | Director since 1994



Calgary, Alberta, Canada

Age: 67

Key Areas of Expertise:

- Leadership/ Strategy
- Stakeholder Relations
- Public Policy/ Regulatory

Mr. Cornhill is a founding shareholder of AltaGas (and its predecessors) and served as Chairman of the Board from 1994 to 2019. He was Chief Executive Officer of AltaGas from 1994 to 2016 and served as interim co-CEO from July to December 2018. Prior to forming AltaGas, Mr. Cornhill served in various capacities with Alberta and Southern Gas Co. Ltd., including Vice President, Finance and Administration, Treasurer and President and Chief Executive Officer.

Mr. Cornhill is an experienced leader in the business community and is a strong supporter of communities and community collaboration, investment and enhancement and has served on the boards of a number of public and private companies.

Mr. Cornhill is a member of the Ivey Advisory Board at Western University. He holds a Bachelor of Science (Hons.) degree and a Master of Business Administration degree, both from Western, and was awarded an honorary Doctor of Laws degree by Western in 2015. Mr. Cornhill is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2020	Attendance in 2020	
Board	10 of 10	100%

Other Public Company Boards
Imperial Oil Limited

Securities Held as of March 11, 2021 and March 12, 2020

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(1)
2021	1,590,294	525,000	13,350	61,229	30,000	✔
2020	1,590,294	760,000	25,072	51,288	30,000	

2020 AGM Voting Results

Votes For: 98.83%

AltaGas

AltaGas Ltd. – 2021 Management Information Circular | 14

Randall L. Crawford | Non-Independent[2] | Director since 2018



Naples, Florida, U.S.A

Age: 58

Key Areas of Expertise:

- Leadership/ Strategy
- Risk Management
- Operations – Midstream & Regulated Utilities

Mr. Crawford is the President and CEO of AltaGas and has been since December 2018. Prior to joining AltaGas, Mr. Crawford was with EQT Midstream Partners, LP from 2012 to 2017, most recently as Executive Vice President and Chief Operating Officer and with EQT Corporation as Senior Vice President and President, Midstream, Commercial and Distribution from 2007 to 2017.

Mr. Crawford holds a Bachelor of Science in Accounting and Economics from West Virginia Wesleyan College and has obtained his Certified Public Accountant designation. Mr. Crawford previously served as a director for numerous energy associations, including the American Gas Association, the Energy Association of Pennsylvania, the West Virginia Oil and Natural Gas Association and the Interstate Natural Gas Association of America. He is a director of the Children's Hospital of Pittsburgh Foundation and a member of the University of Pittsburgh Cancer Institute Council. He is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2020	**Attendance in 2020**	
Board	10 of 10	100%

Other Public Company Boards
None

Securities Held as of March 11, 2021 and March 12, 2020

Year	Shares	Options	PUs	RUs & DSUs	Preferred Shares	Ownership Requirement Met[1]
2021	68,500	2,331,449	628,890	-	-	✔
2020	18,500	1,745,893	447,640	-	-	

2020 AGM Voting Results	
Votes For:	98.89%

Jon-Al Duplantier | Independent | Director since 2021



Houston, Texas, U.S.A

Age: 54

Key Areas of Expertise:

- Governance
- Human Capital Management & Compensation
- Legal/Public Policy/Regulatory

Mr. Duplantier is a recently retired executive who has spent more than 25 years in the energy industry, most recently with Parker Drilling Company. He served as President, Rental Tools and Well Services of Parker Drilling from April 2018 until July 2020. Prior thereto, Mr. Duplantier held a series of executive positions at Parker Drilling, including Senior Vice President, Chief Administrative Officer and General Counsel from April 2014 to March 2018; Senior Vice President and General Counsel from 2012 to 2014; and Vice President, General Counsel and Corporate Secretary from 2009 to 2012. Prior to joining Parker Drilling, he held a number of roles at ConocoPhillips including Senior Counsel, Exploration and Production, Managing Counsel, Indonesia and Managing Counsel, Environmental.

Mr. Duplantier holds a Juris Doctor Degree from Louisiana State University and a Bachelor of Science from Grambling State University. He is a member of the National Association of Corporate Directors and the Institute of Corporate Directors.

Board and Committee Memberships in 2020	**Attendance in 2020**
Commencing in 2021, Board, Governance & HRC	-

Other Public Company Boards
Allegiance Bancshares
Brigham Minerals, Inc.

Securities Held as of March 11, 2021

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met[1]
2021	-	-	-	-	-	Mr. Duplantier has until Feb, 2, 2026 to meet the requirement.

AltaGas

AltaGas Ltd. – 2021 Management Information Circular | 15

Robert B. Hodgins

Independent | Director since 2005



Calgary, Alberta, Canada

Age: 69

Key Areas of Expertise:

- Financial Expertise
- Risk Management
- M&A

Mr. Hodgins is a CA, CPA and has been an independent businessman since November 2004. Mr. Hodgins has been serving as Senior Advisor, Investment Banking for Canaccord Genuity Corp. from September 2018. Prior to that, he was the Chief Financial Officer of Pengrowth Energy Trust from 2002 to 2004, Vice President and Treasurer of Canadian Pacific Limited from 1998 to 2002 and Chief Financial Officer of TransCanada PipeLines Limited from 1993 to 1998.

Mr. Hodgins received an Honours Bachelor of Arts in Business from the Richard Ivey School of Business at Western University and received a Chartered Accountant designation. He was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991 and he is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2020	Attendance in 2020	
Board	10 of 10	100%
Audit (Chair)	4 of 4	100%
Governance	8 of 8	100%

Other Public Company Boards	
Enerplus Corporation	MEG Energy Inc.
Gran Tierra Energy Inc.	

Securities Held as of March 11, 2021 and March 12, 2020

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met[1]
2021	16,950	27,500	4,482	22,804	-	✔
2020	16,950	27,500	2,950	18,264	-	

2020 AGM Voting Results

Votes For: 94.56%

Cynthia Johnston

Independent | Director since 2018



Victoria, British Columbia, Canada

Age: 59

Key Areas of Expertise:

- Operations – Regulated Utilities
- Environment, Health & Safety
- Risk Management

Ms. Johnston is a Corporate Director. She was Executive Vice President, Gas, Renewables and Operations Services at TransAlta Corporation from 2015 until her retirement in 2017. Between 2011 and 2015, she held various positions, including Executive Vice President Enterprise Risk and Corporate Services and Executive Vice President Corporate Services. Prior thereto, Ms. Johnston held various executive leadership positions with TransAlta and FortisAlberta Inc.

Ms. Johnston holds a Bachelor of Arts in Economics from the University of Calgary and a Master's in Applied Economics from the University of Victoria. She is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2020	Attendance in 2020	
Board	10 of 10	100%
EHS (Chair)	4 of 4	100%
Audit	4 of 4	100%

Other Public Company Boards

None

Securities Held as of March 11, 2021 and March 12, 2020

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met[1]
2021	6,000	-	1,005	14,286	-	Ms. Johnston has until July 25, 2023 to meet the requirement.
2020	3,000	-	1,900	6,927	-	

2019 AGM Voting Results

Votes For: 99.07%

AltaGas

AltaGas Ltd. – 2021 Management Information Circular | 16

Phillip R. Knoll

Independent | Director since 2015



Kelowna, British Columbia, Canada

Age: 66

Key Areas of Expertise:

- Governance
- Operations – Midstream & Regulated Utilities
- Environment, Health & Safety

Mr. Knoll is a Professional Engineer and has been the President of Knoll Energy Inc. since 2006. Mr. Knoll served as interim co-CEO of AltaGas from July to December 2018. Prior thereto, he was CEO of Corridor Resources Inc. from 2010 to 2014. Mr. Knoll was a director of AltaGas Utility Group Inc. from 2005 to 2009. His other roles included Group Vice President, Duke Energy Gas Transmission, Chair, Management Committee and President for Maritimes & Northeast Pipeline, as well as senior roles at Westcoast Energy Inc., TransCanada Pipelines Limited and Alberta Natural Gas Company Ltd.

Mr. Knoll has over 35 years of varied experience in the energy sector, primarily related to energy infrastructure businesses and the natural gas value chain. Mr. Knoll holds a Bachelor of Applied Science from the Technical University of Nova Scotia in Chemical Engineering. He is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2020	**Attendance in 2020**	
Board	10 of 10	100%
Governance (Chair)	8 of 8	100%
EHS	4 of 4	100%

Other Public Company Boards

Headwater Exploration Inc. (formerly Corridor Resources Inc.)

Securities Held as of March 11, 2021 and March 12, 2020

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(1)
2021	22,779	-	5,338	43,474	1,000	✔
2020	17,070	-	11,077	34,509	1,000	

2020 AGM Voting Results

Votes For: 98.66%

Terry D. McCallister

Non-Independent(2) | Director since 2018



Santa Fe, New Mexico, U.S.A.

Age: 65

Key Areas of Expertise:

- Operations – Midstream & Regulated Utilities
- Environment, Health & Safety
- Governance

Mr. McCallister is an independent businessman. He was Chair and Chief Executive Officer of WGL and Washington Gas Light Company (WG) from 2009 until his retirement in 2018. Prior thereto, Mr. McCallister served as President and Chief Operating Officer of WGL and WG, joining WG in 2000 as Vice President of Operations. He has also held various leadership positions with Southern Natural Gas and Atlantic Richfield Company.

Mr. McCallister has a Bachelor of Science in Engineering Management from the University of Missouri-Rolla and is a graduate of the University of Virginia's Darden School of Business Executive Program. He is a member of The Leadership Foundry Advisory board and has served on the National Petroleum Council, the American Gas Association, the Southern Gas Association and on the boards of several business and community organizations, including, the Gas Technology Institute, the Greater Washington Board of Trade, the Alliance to Save Energy, the Smithsonian National Zoo, the National Symphony Orchestra and the INOVA Health System Foundation. Mr. McCallister is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2020	**Attendance in 2020**	
Board	10 of 10	100%
EHS	4 of 4	100%

Other Public Company Boards

Primoris Services Corporation

Securities Held as of March 11, 2021 and March 12, 2020

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(1)
2021	44,000	-	7,961	11,703	-	✔
2020	44,000	-	1,900	7,774	-	

2020 AGM Voting Results

Votes For: 97.80%

AltaGas

AltaGas Ltd. – 2021 Management Information Circular | 17

Linda G. Sullivan

Independent | Director since 2020



Moneta, Virginia, U.S.A.

Age: 57

Key Areas of Expertise:

- Financial Expertise
- Human Capital Management & Compensation
- Regulatory

Ms. Sullivan is a Corporate Director. She most recently served as Executive Vice President and Chief Financial Officer at American Water Works Company, Inc. from 2016 until her retirement in August of 2019, and prior thereto as Senior Vice President and Chief Financial Officer from 2014. Prior to joining American Water Works, she held various roles with the Edison International companies, last serving as Senior Vice President and Chief Financial Officer at Southern California Edison Company from 2009 to 2014.

Ms. Sullivan has over 30 years of utility finance and regulatory experience. She has received her Certified Public Accountant and Certified Management Accountant designations and is a Governance Fellow with the National Association of Corporate Directors. Ms. Sullivan holds a Bachelor of Science in Business Administration and Accounting from Portland State University. She is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2020	Attendance in 2020	
Board	10 of 10	100%
Audit	4 of 4	100%
HRC	6 of 7(3)	86%

Other Public Company Boards
NorthWestern Energy

Securities Held as of March 11, 2021 and March 12, 2020

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(1)
2021	-	-	-	6,737	-	Ms. Sullivan has until Jan. 9, 2025 to meet the requirement.
2020	-	-	-	-	-	

2020 AGM Voting Results	
Votes For:	99.07%

Nancy G. Tower

Independent | Director since 2020



Tampa, Florida, U.S.A.

Age: 61

Key Areas of Expertise:

- Financial Expertise
- Human Capital Management & Compensation
- Leadership/ Strategy

Ms. Tower currently serves as Chief Executive Officer of Tampa Electric Company, a regulated electric utility and a subsidiary of Emera Incorporated ("Emera") in Tampa, Florida, as she transitions her role in connection with her planned retirement in mid-2021. She was President and Chief Executive Officer of Tampa Electric Company from December 2017 to February 2021. Prior thereto, she was the Chief Corporate Development Officer of Emera from 2014 to 2017. Since joining Emera in 1997, Ms. Tower has held several senior positions in corporate finance and in operations at Emera and with its subsidiaries, including Controller and Vice President, Customer Operations of Nova Scotia Power Inc., Chief Financial Officer of Emera, and Chief Executive Officer of Emera Newfoundland and Labrador.

Ms. Tower holds a Bachelor of Commerce from Dalhousie University and is a Fellow Chartered Accountant. She is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2020	Attendance in 2020	
Board	10 of 10	100%
Audit	4 of 4	100%
HRC	6 of 7(3)	86%

Other Public Company Boards
None

Securities Held as of March 11, 2021 and March 12, 2020

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(1)
2021	6,260	-	-	13,474	-	Ms. Tower has until Jan. 9, 2025 to meet the requirement
2020	1,118	-	-	-	-	

2020 AGM Voting Results	
Votes For:	99.05%

AltaGas

AltaGas Ltd. – 2021 Management Information Circular | 18

AltaGas Ltd. – 2021 Management Information Circular 19 Notes: (1) Non-executive directors must achieve equity ownership of three times the value of their annual Board retainer (including cash and equity), within five years of their date of appointment. This calculation is done at year-end and for purposes of achieving compliance with AltaGas’ equity ownership requirement, Shares, RUs and DSUs are included. See “Director Equity Ownership Requirement”. As CEO, Mr. Crawford is required to own five times the value of his annual base salary within five years of his appointment. See “Executive Equity Ownership Requirement”. (2) Mr. Crawford, as AltaGas’ President and CEO, is not independent. Mr. McCallister, as former CEO of WGL and WG (now material subsidiaries of AltaGas) is deemed not to be independent under securities laws. See “Board Composition Considerations - Independence” for further details on the independence determinations. (3) Ms. Tower and Ms. Sullivan each missed one HRC Committee meeting due to scheduling conflicts that existed prior to their appointments. The tables do not include meetings of ad hoc committees. For further details on attendance, see “Board and Committee Meetings”. As at the Record Date for the Meeting, the proposed nominees collectively held 1,779,403 Shares, or approximately 0.6% of the total issued and outstanding Shares (including Shares beneficially owned, directly or indirectly, and Shares over which control or direction is exercised, in each case as provided by the nominees). Additional Information on Director Nominees Cease Trade Orders, Bankruptcies, Sanctions and Penalties Except as disclosed below, none of the proposed directors: (i) are, or have been within the past ten years a director, chief executive officer or chief financial officer of any company, including AltaGas and any personal holding companies of such person, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), or after such person ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of an Order which resulted from an event that occurred while acting in such capacity; (ii) are, or have been within the past ten years, a director or executive officer of any company, including AltaGas and any personal holding companies of such person, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) have, including any personal holding companies of such person, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets. Mr. Duplantier was an officer of Parker Drilling Company (“Parker”) from 2009 until 2020. Parker and certain of its U.S. subsidiaries commenced voluntary Chapter 11 proceedings and filed a prearranged Joint Chapter 11 Plan of Reorganization under the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). The plan was subsequently amended and was confirmed by the Bankruptcy Court on March 7, 2019. The plan became effective on March 26, 2019 and Parker emerged from the Chapter 11 Cases. Mr. Hodgins was a director of Skope Energy Inc. ("Skope") from December 15, 2010 to February 19, 2013. On November 27, 2012, Skope was granted protection from its creditors by the Court of Queen’s Bench of Alberta pursuant to the Companies’ Creditors Arrangement Act to implement a restructuring which was approved by the required majority of Skope's creditors. The restructuring was sanctioned by the Court of Queen’s Bench of Alberta in February of 2013. None of the proposed directors (or any personal holding companies of such persons) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director. 2021 Director Voting Results Voting results for 2021 will be posted following the Meeting on SEDAR (www.sedar.com). Other Relevant Sections For additional information on the directors, refer to the following headings under “Corporate Governance”: .. “Board and Committee Meetings” – attendance, committee composition, committee reports .. “Board Composition Considerations” – skills matrix, tenure, retirement, diversity, nominating and assessment .. “Director Orientation, Development and Education” – education sessions attended

AltaGas Ltd. – 2021 Management Information Circular 20 CORPORATE GOVERNANCE Philosophy and Approach We are committed to strong and sustainable growth and believe that good corporate governance improves performance and benefits all stakeholders. The Board, in its pursuit of excellence in this area, recognizes that governance practices continue to evolve over time with the scope and complexity of AltaGas’ business and emerging best practices. As part of its mandate, the Governance Committee monitors governance developments and trends and assesses our governance practices against these in order to continue to meet the Board’s objectives. Our core values are the foundation on which our governance practices are built. Fundamental to our governance framework is our Code of Business Ethics (“COBE”) and the key policies supporting the COBE. Our governance framework also includes Board and committee mandates, position descriptions and delegations of authority, all of which are used to further define the expectations, responsibilities and accountabilities of the Board, management and employees of AltaGas. Our key governance practices and policies are described more fully in this section. In addition, key governance documents are available on AltaGas’ website at www.altagas.ca/about/governance. In addition to being aligned with recent governance developments and trends, the Board believes that AltaGas’ governance policies and practices are compliant with applicable legislation and policies, including the Canada Business Corporations Act, National Instrument 52-110 – Audit Committees (“NI 52-110”), National Policy 58-201 - Corporate Governance Guidelines, National Instrument 58-101 – Disclosure of Corporate Governance Practices, National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and applicable corporate governance rules of the U.S. Securities and Exchange Commission. Governance Evolution Following the transformative acquisition of WGL in 2018, the Board focused on enhancing its governance leadership and practices and aligning the governance framework enterprise-wide. The following timeline sets forth some of the key highlights and initiatives over the past few years. 2018 Appointed three new directors, adding complementary expertise and experience in the areas of capital markets and utility operations New CEO appointed Began formal Board-led Shareholder engagement program 2019 Appointed an independent director as Chair of the Board First full year of operations under the leadership of our new President and CEO Appointed new Executive Vice President and CFO and Executive Vice President and President, Utilities Committee chair and member rotation bringing new perspectives to committees Refreshed position descriptions for Chair of Board and President and CEO, and Board and Committee mandates to reflect evolution in leadership and governance Set aspirational target for gender diversity at 30% female directors Enhanced COBE and key policies for application enterprise-wide Launched our inaugural ESG Report Continued our Board-led Shareholder engagement program 2020 Appointed two new directors, adding complementary U.S. regulated utility experience and additional financial expertise Exceeded aspirational target of 30% female representation on the Board in advance of 2022 target Implemented virtual training modules organization-wide to create practical learning tools to support COBE Appointed Executive Vice President, Chief External Affairs and Sustainability Officer to lead ESG initiatives and advance priorities Published 2020 ESG update, reporting 2019 data against key metrics Adopted a formal Board Shareholder Engagement Policy 2021 Appointed one new director, adding U.S. and international energy sector experience and legal expertise Broadened diversity on the Board

AltaGas Ltd. – 2021 Management Information Circular 21 Governance at a Glance The following is an overview of AltaGas’ key corporate governance practices: What We Do What We Don’t Do Live our core values Combine Chair and CEO role Operate within our COBE and key supporting policies, to ensure safe, respectful and ethical practices and personal conduct Allow non-independent directors to sit on Audit, HRC or Governance Committee Maintain external ethics hotline for anonymous reporting of complaints Vote for directors by slate Ensure at least 2/3 of the directors are independent Grant Options to non-employee directors Hold in camera meetings of independent directors at every Board meeting Allow for hedging of Shares Encourage diversity with a Board policy on gender and other diversity and consider diversity in recruiting and nomination Use dual-class share structure Hold an annual advisory vote on executive compensation Have inter-locking director relationships Conduct Board-led Shareholder engagement Have over-boarded directors Conduct community and stakeholder outreach Annually review key governance documents, including guidelines, mandates, position descriptions and policies Maintain Majority Voting Policy and Advance Notice Bylaw Impose equity ownership requirements for directors and officers Assess director performance and Board effectiveness Engage independent advisors Promote director education and new director orientation Oversee ESG strategy and initiatives and report on material ESG topics Core Values Our core values embody how we define success at every level of our organization and promote the highest level of personal conduct and ethical standards. They are at the heart of how we do business, what we stand for as a company, and lay the foundation to execute our strategy and priorities. Our directors, leadership team and employees are expected to exemplify attributes and competencies consistent with these core values. Our core values reinforce our commitment to integrating strong environmental, health, safety, social and governance performance into every aspect of our business. Invest in our People & Foster Diversity Achieve Results Make Informed Decisions Work Safely, Think Responsibly Act With Integrity

Code of Business Ethics

Our COBE is based on our core values and applies to directors, officers and employees across the organization. AltaGas also expects our partners, suppliers, contractors, and third-party service providers to act in a manner consistent with our COBE.

Our COBE guides effective decision-making. Complaints under the COBE or other policies can be anonymously reported to a third-party at: 1-866-384-4277 or http://altagas.ethicspoint.com.

Our COBE is designed to ensure that our business activities and operations are conducted in a safe, respectful and ethical manner. Our COBE encourages the reporting of any concerns or potential violations and lays the framework for handling complaints received. There are several mechanisms in place that allow for confidential and anonymous reporting, including through a third-party hotline and web portal. AltaGas prohibits engaging in or tolerating retaliatory acts against any person who files a complaint or who identified or opposed a practice that they reasonably believed constituted a violation of our COBE or applicable policies.

The fundamental principles underlying our COBE and related policies include:

- Comply with laws and regulations
- Act with integrity and operate responsibly
- Avoid conflicts of interest
- Maintain fiscal integrity
- Focus on safety, sustainability and environment
- Treat all individuals with dignity and respect
- Respect confidentiality and treat confidential information appropriately
- Report illegal or unethical behavior

A copy of our COBE is publicly available through the SEDAR website at www.sedar.com or on our website at www.altagas.ca. The Board monitors compliance with our COBE and its underlying policies and related procedures and oversees training initiatives implemented to support compliance. Depending on the nature of a complaint, one or more of the committees may be involved in oversight of any investigation or the handling of any complaint. Consolidated reporting occurs at least quarterly.

The policies underlying our COBE provide further guidance on acceptable behaviour and expected conduct. The key policies supporting our COBE include:

Anti-Bribery and Anti-Corruption	*Conflicts of Interest*	*Disclosure*
Alcohol and Drug	*Environment, Health & Safety*	*Information Security*
Privacy	*Respectful Workplace*	*Securities Trading and Reporting*
Social Media and Acceptable Use	*Whistleblower*	

Directors, officers and employees of AltaGas, and our contractors, consultants and other representatives, are required to certify that they have read, understand and will comply with our COBE and its key policies when joining AltaGas and on an annual basis thereafter.

Virtual training modules were introduced as part of the certification process in 2020. Modules that are introduced are informed by external and internal factors and designed to provide practical examples and guidance to ensure a deeper understanding of our COBE. Certain topics covered in the training modules in 2020 included respect in the workplace, conscious and unconscious bias, managing conflicts of interest and speaking up and reporting concerns. A summary of the policies relating to the 2020 key topics are set out below.

Anti-Bribery and Anti-Corruption Policy

AltaGas is committed to conducting business in an honest and ethical manner and in compliance with applicable laws governing bribery and corruption, including the Canadian *Corruption of Foreign Public Officials Act*, the Canadian *Criminal Code* and the United States *Foreign Corrupt Practices Act*. The policy sets out our responsibilities in conducting business and provides guidance on how to recognize and deal with bribery and corruption issues with respect to gifts, community investment, charitable contributions and political contributions.

AltaGas

AltaGas Ltd. – 2021 Management Information Circular | 22

AltaGas Ltd. – 2021 Management Information Circular 23 Conflicts of Interest This policy is designed to ensure that all personnel act in the best interests of AltaGas in the performance of their duties and provides guidance in identifying and understanding obligations in relation to conflicts of interest. In accordance with the COBE and this policy, all potential conflicts of interest must be reported. Directors, officers and individuals with oversight over financial reporting also provide related party information that is assessed for potential conflicts of interest. The policy sets out a framework for managing conflicts of interest and actions that may be taken. Respectful Workplace AltaGas is committed to maintaining a workplace and culture of respect, dignity and safety, free from discrimination, harassment, bullying and workplace violence. This policy applies to all personnel and to all individuals present in the workplace, including suppliers, customers, guests and other members of the public. Whistleblower Policy AltaGas requires all personnel to adhere to our COBE and underlying policies and procedures. A person who becomes aware of any activity in violation of these standards is expected to report the activity. The policy outlines the avenues available for individuals to raise concerns regarding any conduct that may violate our COBE. Board of Director Responsibilities The Board is responsible for the stewardship of AltaGas and for overseeing the management of AltaGas’ business and affairs. In fulfilling its responsibility, the Board recognizes that it has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the company while considering the interests of Shareholders, other stakeholders and the environment. The Board believes that the key tenets of successfully managing the business and affairs of AltaGas include: .. Developing and supporting robust governance practices .. Succession planning and ensuring the right leaders are in place .. Overseeing the strategic direction and strategy execution .. Overseeing risk management .. Ensuring integrity of financial statements and financial reporting .. Overseeing ESG priorities, risks and opportunities (including with respect to climate change and energy transition) To assist the Board in fulfilling its duties and responsibilities, the Board delegates certain duties and responsibilities to its committees to ensure sufficient focus remains with the Board for the review of key strategic, operational or otherwise material matters and risks. The Board currently has four standing committees: .. Audit Committee .. Human Resources and Compensation (“HRC”) Committee .. Environment, Health and Safety (“EHS”) Committee .. Governance Committee Annually, the Governance Committee considers the function of each committee, the evolving needs of AltaGas and the time commitment of directors in determining whether additional standing committees are needed to support the Board. The Board may also establish ad hoc committees or delegate additional committee responsibilities to directors from time to time for specific matters as may be required.

AltaGas Ltd. – 2021 Management Information Circular 24 Developing the Governance Framework The Board discharges its responsibilities directly and through its committees. To assist the directors in fulfilling their obligations, the Board has adopted: .. Governance Guidelines .. Board and Committee Mandates .. Position Descriptions for the Chair and CEO .. Delegation of Authority Policy Collectively, these key governance documents clearly define the scope and responsibilities of the Board, its committees, the committee chairs, individual directors, the Chair and CEO and, through the Delegation of Authority Policy, authorize the day to day administration and management of the company. The governance guidelines were first adopted in 2018 and outline, among other things, expectations for directors and include the Board’s policies on tenure, retirement and equity ownership. The Board mandate defines the role and the responsibilities of the Board in regard to its stewardship of the company. A more detailed description of the Board’s responsibilities can be found in the Board mandate, the full text of which is set out in “Schedule A”. Each committee has adopted a written mandate setting out the roles and responsibilities of the committee and its chair. Mandates are reviewed annually by each respective committee, the Governance Committee and the Board to ensure mandates remain current and reflective of the work being performed by the committee, the evolving needs of the company, as well as external changes in laws, policies and best practices. In addition, each committee uses an annual work plan which it develops with management to guide the key areas of focus by quarter for the year. The committees have the authority to engage external advisors as needed. The position descriptions for the Chair and CEO assist with clearly delineating the scope of each role and the Board’s expectation of each role. As set forth in the position description for the Chair, the Chair’s primary role is to provide leadership to the Board to facilitate the operation and deliberations of the Board, to be the primary liaison between the Board and management and to ensure that the Board fulfills its responsibilities under the Board mandate. The Chair is accountable to the Board. The CEO’s primary role is to provide leadership to AltaGas. The CEO develops, recommends and executes strategic plans, oversees the day-to-day operations of the company, develops the annual budget and supports succession plans for the executive officers. The CEO’s role and responsibilities are further specified, refined and delineated by the Board through approval of the annual budget, corporate goals and objectives for which the CEO is responsible, and through more specific delegations of authority as required. The Delegation of Authority Policy provides a comprehensive matrix of procedural and financial authority for the day to day administration and management of the company. The key governance documents, including key policies, are reviewed and approved annually by the Governance Committee and the Board to ensure continual evolution and alignment with changing best practices. The mandates for the Board and each committee, along with the governance guidelines and position descriptions, can be found on our website at www.altagas.ca. Collectively, the governance documents lay the foundation for how the company achieves operational excellence in governance with clearly established parameters of authority, accountability and reporting. Succession Planning The Board considers succession planning for the Board, its committees, the CEO and other executive officers one of its most critical functions as strong leadership is core to achieving our strategy and delivering sustained value for our stakeholders. The Governance Committee takes the lead on succession planning for the Board with the HRC Committee taking the lead on succession planning for the CEO and other executive officers. Board Succession Planning Board succession is an ongoing process that aims to ensure that the Board continues to be representative of the expertise, experience, geography, and diversity necessary to guide the company, including strategically and from a risk oversight perspective. The Governance Committee’s approach to succession planning is to plan for the orderly transition of roles, deliberately balancing fresh and diverse perspectives with the insight of continuity and historical institutional knowledge to ensure the Board can effectively carry out its responsibilities. In conjunction with its succession planning, the Governance Committee also reviews committee composition and plans for the transition and rotation of roles within the standing committees over time. The Governance Committee’s succession planning process includes planning for interim situations and adapts for the needs of AltaGas’ business and changes in circumstances for the directors. The plan for committee rotation takes into account interests expressed by the directors and aims to broaden director experiences. The succession The Governance Guidelines, Mandates and the Position Descriptions are reviewed annually and can be found on our website at www.altagas.ca.

planning process is informed by director performance assessments, director's intentions with respect to tenure and retirement and the skills matrix that is assessed annually by the Board. This succession planning process is used to inform director recruitment strategies.

Succession planning has been an area of focus for the Board over the past few years as the Board transitioned to meet the evolving needs of the business and planned for retirements.

The Board has successfully recruited six non-executive directors since 2018, each bringing complementary competencies and experiences to the Board increasing the Board's coverage within the areas of: financial expertise, strategy, capital markets, regulated utility operations, legal, governance, environment, health and safety and overall U.S. experience within the energy value chain.

Over the same period, several changes have also been made to Board and committee leadership. Mr. Karkkainen, an independent director, transitioned into the role of Chair in 2019 when Mr. Cornhill stepped down from that position after serving in that capacity for 25 years. At that time several committee chair transitions were also completed and membership on our standing committees rotated. Ms. Sullivan and Ms. Tower were appointed to serve on the Audit and HRC Committees when they joined the Board in 2020. Mr. Duplantier, who was recently appointed to the Board, is serving on the Governance and HRC Committees.

Board Succession Strategy:

- ✓ **Orderly transition**
- ✓ **Plan for retirements**
- ✓ **Balance fresh perspectives with continuity and institutional memory**
- ✓ **Add complementary skills and competencies**
- ✓ **Establish interim succession readiness plans for chairs**
- ✓ **Rotate committee composition to broaden experience**
- ✓ **Informed by annual director assessments**

As part of the orderly transition of committee chair positions, Mr. Edgeworth has been mentoring Ms. Tower as successor to the role of HRC Committee chair. Ms. Tower will assume the role following the annual meeting on Mr. Edgeworth's retirement. Over the course of 2021, Mr. Hodgins will prepare Ms. Sullivan to assume the role of Audit Committee chair upon completion of the fiscal year 2021 audit procedures and public release of the annual consolidated 2021 financial results.

For details of AltaGas' recruitment process, refer to "Director Selection and Nomination".

The following graphs highlight some of the key outcomes from the Board's succession planning initiatives.



Board of Directors (1)
Diversity (2)
22%
27%
36%
45%
Average Tenure
10
8
6.5
6
U.S. Experience
44%
64%
82%
82%
2018
2019
2020
2021(1)

Notes:

(1) Figures include director nominees proposed for election at each annual meeting.

(2) Includes female and ethnically diverse director nominees.

Management Succession Planning

AltaGas is committed to developing leaders at all levels that exemplify our core values, leadership competencies and the diversity of the communities in which we operate.

AltaGas

AltaGas Ltd. – 2021 Management Information Circular | 25

AltaGas Ltd. – 2021 Management Information Circular 26 With respect to executive leadership and succession planning, the Board is responsible for: .. Appointing the CEO and other executive officers .. Evaluating the CEO’s performance and setting goals, objectives and incentives for the CEO .. Evaluating the performance and incentives for the executive officers, and setting goals and objectives for each business segment .. Succession planning for the CEO and overseeing the succession plans for the other executive officers .. Reviewing the succession strategy for all other senior management positions and critical roles .. Overseeing talent development to ensure AltaGas’ management programs address leadership growth and development and provide internal succession candidates for key roles Ensuring the right leaders are in place is one of the Board’s key responsibilities and an area where the Board, together with the HRC Committee, is actively focused. The HRC Committee reviews the organizational reporting structure, the critical roles required to meet objectives and the succession plans for those roles, and reports on such matters to the Board at least annually. As part of this process, the HRC Committee reviews the internal talent pools and readiness list of individuals who could step into critical roles immediately, in the near term (1-3 years) and longer-term (3-5 years). The individuals identified as ready now are incorporated into succession plans, including interim emergency succession plans. Readiness plans are developed for those individuals, including development focused on experience, exposure and education to grow and expand their capabilities and competencies. Progress toward planned objectives is regularly monitored. Transformative change is often accompanied by leadership change and several significant changes to AltaGas’ leadership team have occurred since Randy Crawford’s appointment in 2018 in order to build out our leadership team. These changes included both external recruitment and internal promotions. In 2019, AltaGas welcomed James Harbilas as Executive Vice President and CFO, and Blue Jenkins as Executive Vice President and President, Utilities. In 2020, Shaheen Amirali was promoted to Executive Vice President, Chief External Affairs and Sustainability Officer, a newly created position for which she was identified through the succession planning process. Each of these individuals has taken steps to advance AltaGas’ pursuit of operational excellence across the business and improve organizational capabilities within the organization to better position the company to execute our strategy and meet objectives. Concurrent with these executive leadership changes, the company performed an in-depth organization-wide review of senior leader critical roles and the capabilities and competencies required to execute such roles. For Utilities, this review resulted in the recruitment of the Senior Vice President (“SVP”) Regulatory and the Vice President Customer Experience and the addition of the SVP Strategy and Innovation role. For Corporate, this resulted in the recruitment of the SVP and Chief Human Resources Officer and SVP Investor Relations and Corporate Development. In sourcing these positions, core competencies and leadership attributes for each role were developed and utilized to assess both internal and external candidates. These assessments provide internal candidates with further developmental opportunities and cross-training. For our Midstream division, with AltaGas’ acquisition of operational control of Petrogas in the last quarter of 2020, both the executive team and the HRC Committee focused on accelerating the integration of the employees and leadership team. This resulted in establishing an integrated Midstream leadership team inclusive of the senior leaders from AltaGas and Petrogas to ensure the foundation of experience and cultural alignment were in place to drive future success. The HRC Committee recognizes that succession planning is an ongoing process for all critical positions and an area of continual evolution to ensure leadership transition continues in a manner that aligns with the long-term vision and strategy of AltaGas and that we are continually growing leaders internally. The CEO plays an integral part in the succession planning process for executive officer positions as well as other key leadership positions at the corporate and subsidiary operating levels. Strategic Planning Robust governance, strong leadership and stringent enterprise risk management are core to delivering sustained value for our stakeholders. AltaGas’ long-term strategy is to operate a diversified, low-risk and high-growth energy infrastructure platform that is well-positioned to provide resilient and durable value for our Shareholders. Our goal is to deliver steady and growing earnings and cash flow per share that compounds the value of the platform over time. This includes steadily and sustainably growing dividends to our Shareholders. In the Utilities business, we are focused on operating a safety-focused, digitally enabled utility that achieves approved returns, exceeds customers' expectations and excels in the emerging energy ecosystem. Within this business we are focused on utilizing accelerated rate recovery programs that ensure safety and reliability of our network, improved customer outcomes and environmental benefits and deliver regular growth in the rate base. In the Midstream business, we are focused on operating a world class platform that connects producers to domestic and global LPG markets. This includes optimizing the full value chain of energy exports by providing producers with egress solutions, including global market access off the west coast of North America, that is underpinned by our strong footprint in the Montney region in Northeastern B.C.

AltaGas Ltd. – 2021 Management Information Circular 27 Oversight of AltaGas’ strategy is one of the Board’s key responsibilities. The CEO is responsible for strategy development and execution and each year the Board dedicates at least two days to discuss the five-year strategic plan from which annual and long-term goals and objectives are set. During these sessions longer-range risks and opportunities beyond the five- year horizon are considered in the planning process, including climate change related risks and energy transition. The strategic planning process factors in regulatory strategies and environmental stewardship required to achieve the plan, the company’s broader E&S goals, the role of digitization and technology, employee engagement, talent development, stakeholder engagement and community investment. Internal and external key risks and challenges to achieving the plan are also assessed. External advisors are engaged to provide views on industry and market trends, the geopolitical and regulatory landscape applicable to the company and other relevant topics pursuant to which strategy and risks can be further tested and challenged. Feedback received through Shareholder engagement, as well as market expectations and trends, are also factored into the strategic analysis. The strategic plan guides management’s evaluation of potential opportunities (both for organic growth and acquisitions and divestitures), and shapes its decision-making relating to, among other things, budgeting, succession planning, talent development and goal and objective setting towards building sustainable value for all stakeholders. AltaGas continually assesses the macro and micro-economic trends impacting its businesses and seeks opportunities to generate long-term value for Shareholders. The opportunities AltaGas pursues are evaluated against strategic, operating and financial criteria and evaluated for enhancements to safety and reliability and other E&S factors in order to ensure they align with the long-term strategy and provide ongoing organic growth potential, favorable risk profiles and strong risk- adjusted returns. The Board reviews AltaGas’ financial objectives, plans and actions, and annually approves its consolidated annual business plan and capital budget and reviews and approves all material transactions. The outcomes of the strategic planning process are used to establish the goals and objectives for both the ensuing year and for creating future long-term value. Performance against those goals and objectives are linked to executive compensation. At every regularly scheduled Board meeting, time is dedicated to evaluating and measuring progress made toward strategy execution and evaluating key near-term and long- term risks to meeting AltaGas’ strategic objectives. AltaGas’ strategic priorities for 2021 include: .. Continue to responsibly deliver affordable natural gas and LPGs to domestic and global markets in a safe, reliable and efficient manner .. Advance AltaGas' operational excellence model to improve business processes, maintain a disciplined approach to capital investment, and aggressively manage costs to improve the customer experience and returns .. Build a world class midstream and energy export business by maximizing the utilization of existing assets and integrating and optimizing the Petrogas business to advance AltaGas' distinctive energy export strategy .. Maintain a disciplined approach to capital allocation within a self-funding model that continues to de-lever the balance sheet and increase financial flexibility over time, with incremental de-leveraging opportunities being possible from potential non-core asset sales By balancing economic priorities with our social and environmental values, we believe we can help meet growing global demands for cleaner energy, while continuing to deliver sustainable benefits to our stakeholders. Risk Management Effectively identifying and evaluating risks, both internal and external to our organization, and their potential impact to our business and our stakeholders, and developing processes and practices to mitigate such risks, is a central area of focus at AltaGas. Our governance framework is designed to effectively manage this process across the enterprise. With a large portion of AltaGas’ business being comprised of regulated utilities, and given the regulated nature of the utility industry, the governance policies and compliance reporting of AltaGas’ operating utility subsidiaries are subject to significant regulatory scrutiny within each of their respective jurisdictions. Ultimately, the Board is responsible for enterprise risk oversight and ensures appropriate systems are in place. All levels of the organization are engaged with the Enterprise Risk Management (“ERM”) program which serves as the primary vehicle for aggregated risk management. As part of the ERM, leaders across the enterprise and within each business segment work together to identify the material risks and develop appropriate mitigation strategies. E&S risks, including climate change related risks, and our approach to managing these risks are embedded within the ERM process. Risks are validated and ranked by senior leadership and reviewed with the Board and its committees. The Audit Committee has oversight over the ERM program. Senior leadership is responsible for the management of the risks and opportunities and implementation of the mitigation strategies. AltaGas’ key risks are identified in the Annual Information Form, which can be found on our website at www.altagas.ca and under the company's profile on SEDAR at www.sedar.com.

Board of Directors

Committees

Each of AltaGas' committees oversee material risks within their functional areas of expertise and report to the Board

Committee	Risk Oversight Responsibility	Specific Risk Oversight
Audit	✓ ERM, risk identification and mitigation ✓ Data, cyber and information technology related risk ✓ Financial reporting risk ✓ Pension and benefit risk to funding levels ✓ Insurance programs ✓ Financial impacts related to climate change related risks ✓ Whistleblower hotline	✓ ERM processes, including risk ranking and mitigation strategies ✓ Financial risk exposures, including commodity risk, credit risk of counterparties and climate change related risk ✓ Material litigation, claims and contingencies ✓ Related party transactions ✓ Data, cyber and information technology related risk and processes for development of security programs ✓ Financial reporting, including internal controls and disclosure controls over financial reporting
EHS	✓ Environment, health and safety related risk and compliance ✓ Infrastructure integrity risk ✓ Critical incident response plans ✓ Emergency preparedness ✓ Climate change related risks and opportunities	✓ Compliance with regulatory requirements ✓ Safety training programs to enhance safety performance and culture of safety ✓ Safety performance monitoring ✓ Environmental spills, releases and emissions monitoring ✓ Environment, health and safety audits ✓ Oversight of physical security of critical infrastructure ✓ Evaluation of climate change related risks and opportunities (including physical and transition risks)
Governance	✓ Corporate governance ✓ Director independence ✓ Board succession planning ✓ COBE compliance ✓ Stakeholder relations ✓ Corporate social responsibility and sustainability ✓ Community investment and charitable giving	✓ Compliance with corporate governance practices and legal and regulatory requirements ✓ Director compensation and equity ownership requirements ✓ Indemnification practices and director and officer insurance ✓ Annual review and approval of COBE and key policies ✓ Review annual COBE certification process, training and compliance ✓ Oversee stakeholder relations, including Shareholder engagement and engagement with Indigenous peoples
HRC	✓ Compensation risk ✓ Management succession planning and talent development ✓ Organizational effectiveness ✓ Unions and labour relations ✓ Pension and benefit plan design	✓ Compensation philosophy and practices ✓ CEO and executive compensation, including compensation mix and performance measures ✓ Succession planning for officers ✓ Employee engagement, recruitment and development ✓ Culture, diversity representation and inclusion ✓ Equity ownership requirements for officers

Management

- ✓ Leaders across the enterprise and within each business segment work together to identify the material risks and potential emerging risks and determine mitigation strategies
- ✓ Risks are validated and ranked by senior leadership and mitigation strategies are further developed
- ✓ Risks are reviewed with the Board and its committees

The most significant risks facing our company vary from time to time depending on various external and internal factors. As a result, the Board recognizes the need for continual review and evaluation of management's risk analysis so that AltaGas remains agile and responsive to changing risk profiles.

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This awareness for an unpredictable yet high impact event was heightened in 2020 by the sudden spread of COVID-19 and the global response to the pandemic. Our ERM system identified the pandemic as an emerging risk, and monitoring and planning began early to ensure the health and safety of our workforce and continuity of operations. A cross-functional pandemic working group was formed and existing business continuity plans were leveraged so that an active response was ready to be deployed when required.

Our COVID-19 response and reintegration planning are guided by our core values.


Board and Committee oversight
Increased frequency of communication with senior leadership
Board
Executive Committee provides leadership, risk oversight and guides the response
Executive Committee
Team of subject matter experts and functional leads established to monitor, assess and action
Facilitates consistent and streamlined roll out of response plans enterprise wide
Cross-Functional Pandemic Response Working Group
Essential service continues
Work from home protocols established for corporate workforce
Workforce (Frontline and Office)

Our response included the following:

- ✓ Maintain safe, reliable service and continue to deliver critical energy to customers
- ✓ Business and logistics continuity, effective supply chain management, sufficient PPE and safety equipment secured
- ✓ Ensure appropriate employee health and safety protocols
- ✓ Suspension of disconnects and waiver of late fees for our Utilities' customers
- ✓ Assistance within communities in obtaining safety supplies
- ✓ Customer outreach to assist with access to government funding
- ✓ $1M COVID-19 relief fund deployed towards health initiatives in operating regions in addition to annual charitable giving programs
- ✓ Employee engagement monitored, frequency of communication increased, health, wellness and resiliency programs deployed
- ✓ Risk-based approach to re-integration in place

Offsite visits and Board education initiatives are often designed around risk oversight and management.

In November 2020, the EHS Committee continued these initiatives through their participation in a virtual safety stand-up at the Townsend facility. The safety stand-up enabled the EHS Committee to achieve the following:

- engage with field personnel and view assets at a remote site while complying with COVID-19 restrictions
- see first-hand the COVID-19 response in the field
- witness the use of recent technological innovations installed at the facility
- celebrate the team's accomplishments, including effectively maintaining the health and safety of employees on site and safely commissioning an expansion project during the pandemic

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AltaGas Ltd. – 2021 Management Information Circular 30 ESG Oversight Governance and leadership are the foundation that supports sound decision-making which leads to sustainable outcomes. Core to AltaGas’ business and developing ESG strategy is an unwavering commitment to operational excellence. This means operating a safe and reliable system, delivering cost-effective solutions, minimizing our environmental footprint and providing an exceptional customer experience across the business. Leading with strong ESG practices has been and will continue to be a priority for AltaGas, with ESG oversight ultimately a Board responsibility. The Board’s four standing committees support the Board in providing oversight over ESG priorities and risks, with each committee providing oversight for ESG strategies and related risks within its functional area of expertise and mandate. Board Oversight Board of Directors .. Sound governance framework and practices .. Oversee E&S strategies, initiatives, goals and risk management .. Guide decision making Committee Involvement Board Committees key areas of focus: .. Each Board committee plays a role in overseeing ESG strategies, key performance indicators and managing related risks within their mandate and functional areas of expertise. The following are some key areas of focus for each committee: o HRC - succession planning for CEO and executive officers, human capital management strategies (recruitment practices, employee engagement, talent development, training and inclusivity initiatives), union and employee relations strategies, linking compensation to ESG priorities o EHS - workforce and workplace safety, environmental policy and management systems, climate change related risk and opportunities, GHG reduction strategies, emergency and critical incident response planning, physical security of critical infrastructure o Governance - governance framework and ESG reporting, COBE and supporting policies, compliance and ethical practices, Board succession, director independence, stakeholder relations, Indigenous engagement, community investment and charitable giving o Audit - financial reporting, internal controls over financial reporting, data security, cyber risk, information technology risk, fraud risk and oversight of ERM Management implements, tracks and monitors progress Executive Committee .. Validate ESG priorities through an understanding of what is material to AltaGas and its key stakeholders .. Evaluate opportunities and risks, monitor performance against key performance indicators and incorporate ESG priorities into decision-making, including strategy development and capital deployment .. Link ESG priorities to goals and objective setting and link goals and objectives to compensation .. Review ESG priorities with the Board and its committees Steering Committee led by EVP, Chief External Affairs and Sustainability Officer .. Identify the material ESG priorities in collaboration with cross-functional team .. Raise awareness of ESG initiatives and opportunities with internal and external stakeholders and collaborate with business partners and functional leads to manage risks and integrate initiatives into decision-making .. Accountable for ESG reporting - oversee data measurement, verification and reporting of material key performance indicators within each functional area and business segment

Board and Committee Meetings

The members of the Board and its committees are dedicated to committing the time it takes to ensure the Board fulfills its mandate, including when situations arise where more stewardship and oversight is needed. A typical yearly Board meeting schedule for AltaGas would include six meetings. One meeting is held each quarter primarily to review financial results and disclosure, business updates, including progression toward strategic objectives, and committee reports. In addition, at least two days per year are dedicated to reviewing the five-year strategic plan and one is dedicated to reviewing and approving the annual plan and capital budget. Each committee meets at least four times per year.

Meeting Attendance and Committee Membership

AltaGas' directors have always displayed their dedication and commitment through their high level of participation and attendance. Directors may participate in meetings in person, by teleconference or virtual platform, and regularly participate as observers in committee meetings for which they are not a member. The independent directors hold an *in camera* session at every regularly scheduled meeting. With the restrictions imposed for travel and in person gatherings in connection with the COVID-19 pandemic, the directors quickly adapted to participation through virtual platforms. The majority of the meetings in 2020 were held virtually.

The table below sets out each director's meeting attendance record in 2020, including for standing committees, the determination as to their independence and the composition of the committees as at the Record Date. Attendance has only been recorded in the table for those meetings during the period a director served as a member of such committee and does not include attendance as an observer.

	2020 Board Meeting Attendance		2020 Committee Meeting Attendance				Committee Membership as of Record Date			
Director / Nominee	Regular	Special	Audit	EHS	Gov	HRC	Audit	EHS	Gov	HRC
Independent										
Victoria Calvert	6/6	4/4			8/8	7/7			✓	✓
David Cornhill	6/6	4/4								
Jon-Al Duplantier (1)	-	-							✓	✓
Allan Edgeworth (2)	6/6	4/4	4/4			7/7	✓			C
Daryl Gilbert (3)	2/2	2/2				3/3				
Robert Hodgins	6/6	4/4	4/4		8/8		C		✓	
Cynthia Johnston	6/6	4/4	4/4	4/4			✓	C		
Pentti Karkkainen	6/6	4/4								
Phillip Knoll	6/6	4/4		4/4	8/8			✓	C	
Linda Sullivan(4)	6/6	4/4	4/4			6/7	✓			✓
Nancy Tower (2) (4)	6/6	4/4	4/4			6/7	✓			✓
Non-Independent (5)										
Randall Crawford	6/6	4/4								
Terry McCallister	6/6	4/4		4/4				✓		

Notes:

(1) Mr. Duplantier joined the Board and the Governance Committee on February 2, 2021 and the HRC Committee effective March 1, 2021 and did not participate in any meetings in 2020.

(2) Mr. Edgeworth will retire at the close of the Meeting, at which time Ms. Tower will assume the role of HRC Committee Chair.

(3) Mr. Gilbert retired May 1, 2020.

(4) Ms. Tower and Ms. Sullivan each missed one HRC Committee meeting due to scheduling conflicts that existed prior to their appointments.

(5) To be considered independent, a director cannot have a material relationship with AltaGas. Mr. Crawford, as AltaGas' current president and CEO, and Mr. McCallister, as former CEO of WGL and WG (now material subsidiaries of AltaGas), are both deemed to be in a material relationship with AltaGas under NI 52-110. The Board has determined that all other directors are independent. For details of how these determinations were made, refer to the disclosure under "Board Composition Considerations – Independence".

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AltaGas Ltd. – 2021 Management Information Circular 32 Committee Reports The following reports from each committee contain details on committee membership, number of meetings, key responsibilities and key highlights from 2020. Mr. Gilbert ceased to be a member of the HRC Committee on May 1, 2020 when he retired following the annual meeting of Shareholders. Mr. Duplantier joined the Governance Committee and the HRC Committee in 2021. The mandates for each committee are posted on AltaGas’ website. Audit Committee Members & Meetings Robert Hodgins (Chair), Allan Edgeworth, Cynthia Johnston, Linda Sullivan and Nancy Tower All members of the Audit Committee are independent, financially literate and have accounting or related financial expertise based on the criteria set forth in NI 52-110, including three members with financial designations. The chair of the audit committee qualifies as an “audit committee financial expert” as defined and required by the applicable rules of the United States Securities and Exchange Commission. Independence, financial literacy and qualification of the chair as an “audit committee financial expert” are determined annually by the Board on the recommendation of the Governance Committee. The Audit Committee met four times in 2020. Mandate Oversight and reporting to the Board on financial and other risk matters, including: .. ERM framework (see “Board of Director Responsibilities – Risk Management”) .. financial reporting, disclosure controls and procedures .. internal controls over financial reporting .. whistleblower and other complaints related to financial matters, including in relation to COBE compliance, disclosure controls, internal controls, accounting and audit related matters .. audit plans and external and internal auditors’ qualifications, independence and performance .. asset retirement obligations .. insurance programs .. material litigation, claims and contingencies .. pension and benefit plan funding related matters 2020 Highlights . evaluated auditor independence and performance and recommended appointment of auditor .. recommended for approval annual and quarterly financial statements and MD&A, and related financial note disclosure taking into consideration non-core asset sales closing in 2020 and the acquisition of operational control of Petrogas completed in 2020 and the financial impacts in connection therewith .. ERM review, with at least quarterly reporting on risks and mitigations, with particular focus in the areas of data security, cyber and information technology risk and fraud risk with the transition to remote working .. reviewed reports from external and internal auditors on internal controls over financial reporting and changes in the control environment resulting from remote working .. reviewed material litigation, claims and contingencies .. focus on commodity risk policies and procedures and commodity price and counterparty risk, taking into consideration the integration of Petrogas and the consolidation of assets in the upstream energy sector .. reviewed auditor’s reports and pre-approved all audit and non-audit services and fees (see “Matters to be Considered at the Meeting – Appointment of Auditors”) For more information relating to the background of the Audit Committee members, see “Director Nominees” as well as AltaGas’ Annual Information Form for the year ended December 31, 2020 under the heading “General – Audit Committee”, which is available under AltaGas’ profile on SEDAR at www.sedar.com and on AltaGas’ website at www.altagas.ca. The Audit Committee’s Mandate is also posted on our website.

AltaGas Ltd. – 2021 Management Information Circular 33 Environment, Health and Safety Committee Members & Meetings Cynthia Johnston (Chair), Phillip Knoll and Terry McCallister The majority of the EHS Committee members are independent in accordance with NI 52-110. The EHS Committee met four times in 2020, not including the virtual site visit to the Townsend facility. Mandate Oversight and reporting to the Board on environment, health and safety matters, including: .. environment, health and safety strategies, including the setting of key performance indicators and targets and goals to measure performance and the implementation of improvement plans .. environment, health and safety risks, including climate change related risks and risk mitigation strategies (see “Board of Director Responsibilities – Risk Management”) .. approach to environment, health and safety matters, including policies, procedures and management systems .. performance in relation to environment, health and safety key performance indicators, including monitoring spills, releases and emissions .. incidents in relation to the company’s assets and operations involving personnel or public safety .. outcomes of environmental, health and safety audits .. state of readiness to respond to critical incidents and emergency response preparedness .. processes for compliance with laws and regulations and conformance with industry standards and best practices and potential impact of proposed changes 2020 Highlights . oversight of COVID-19 response and reintegration planning, with focus on health and safety of workforce, safety gear and supply and continuity of safe operations .. critical incident risk management and physical security of critical infrastructure .. oversight over culture of safety, including adoption of organization-wide policies and programs .. reviewed safety and environmental key performance indicators for inclusion in 2020 ESG reporting .. quarterly reporting on safety and environmental performance and trend data .. met virtually with front-line employees through a virtual site tour and safety stand-up at the Townsend facility and through employee participation at EHS Committee meetings Governance Committee Members & Meetings Phillip Knoll (Chair), Victoria Calvert and Robert Hodgins All members of the Governance Committee are independent in accordance with NI 52-110. The Governance Committee met eight times in 2020. Additional meetings held were primarily in relation to Board and Committee succession planning, director recruitment and performance assessments. Mr. Duplantier joined the Committee on February 2, 2021. Mandate Oversight and reporting to the Board on corporate governance and corporate social responsibility matters, including: .. corporate governance and corporate social responsibility risks (see “Board of Director Responsibilities – Risk Management”) .. corporate governance framework, including COBE compliance .. succession planning for Board and its committees and director recruitment .. director compensation and director equity ownership requirements .. stakeholder relations, including relations with Indigenous peoples, governments and other regulatory bodies .. community engagement and charitable giving .. Board Shareholder engagement 2020 Highlights . Board transition and succession planning for Board and Committees .. onboarding and director orientation processes .. director performance assessments and board effectiveness review facilitated by a third-party advisor .. oversight of ESG reporting, including review of the 2020 ESG update .. oversight of community engagement initiatives and charitable giving (including COVID-19 relief fund) .. Board Shareholder engagement .. renewed key governance documents .. oversight of implementation of virtual COBE training program

AltaGas Ltd. – 2021 Management Information Circular 34 Human Resources and Compensation Committee Members & Meetings Allan Edgeworth (Chair), Victoria Calvert, Linda Sullivan and Nancy Tower All members of the HRC Committee are independent in accordance with NI 52-110. Through their past experience in senior leadership roles, and their service on other human resources and compensation committees, each member has obtained direct experience relevant to executive compensation and the skills and experience that enable the HRC Committee to develop and make recommendations on the suitability of AltaGas’ compensation policies and practices. Refer to their biographies under “Director Nominees” for further details. No member of the HRC Committee is an executive officer of AltaGas or former officer or employee of AltaGas or any of its subsidiaries, or had or has any relationship that requires disclosure under the headings “Other Information - Indebtedness of Directors and Executive Officers” or “Other Information - Interest of Informed Persons in Material Transactions” in the Circular. Mr. Gilbert was a member of the HRC committee until his retirement at the close of last year’s meeting. Mr. Duplantier joined the Committee on March 1, 2021. The HRC Committee met seven times in 2020. Mandate Oversight and reporting to the Board on compensation and other matters, including: .. compensation and human capital management risk (see “Board of Director Responsibilities – Risk Management”) .. evaluation of performance and goal and objective setting for the CEO .. performance of other executive officers .. compensation and incentives for executive officers .. officer equity ownership requirements .. succession planning for executive officers and senior leadership .. employee engagement, talent development and recruitment .. pension and benefit program design 2020 Highlights . oversight of COVID-19 response and reintegration planning, including employee health, safety and engagement (mental and physical health and wellness) .. monitored performance against compensation programs and awards .. utilized independent compensation consultants as required .. review of workforce strategy evolution .. leadership succession planning and initiatives to develop next level leaders .. integration of Petrogas leadership team and employees into the AltaGas Midstream business .. instituted virtual coffee sessions to ensure continued exposure to, and direct interaction with, new senior leadership hires within AltaGas and its operating subsidiaries .. focus on culture, diversity representation within the workforce, recruitment practices and inclusion initiatives (including talent development and employee resource groups) .. oversight of identification and implementation of key performance indicators for ESG reporting See “Compensation Discussion and Analysis” for further details on the HRC Committee’s role in compensation governance.

AltaGas Ltd. – 2021 Management Information Circular 35 Board Composition Considerations The Board believes that evolution of the Board profile is an essential part of the Board’s progression that must be pursued in an orderly fashion to balance fresh perspectives with the benefit of maintaining continuity and institutional memory. The Board annually considers its effectiveness and strategies for ensuring optimal Board performance. Performance Assessment Performance assessments are a useful tool for the Board to measure current Board effectiveness and to identify opportunities for improvement. With the fairly recent changes in Board leadership and to the Board profile as a result of director recruitments and retirements, the Governance Committee, as part of its operational excellence initiative, determined that it was the right time in the Board’s evolution to have the 2020 assessments facilitated through a third-party advisor (the “facilitator”). The facilitator played a key role in the development of the questionnaire and conducted one-on-one interviews with each director at the beginning of the process and to provide individual feedback afterwards. They also facilitated the executive team’s involvement in the process and assisted the Governance Committee in developing actionable plans for 2021. Below are the highlights of the annual process. Review of Process .. The Governance Committee periodically reviews the assessment process to adopt enhancements and improvements identified from the prior year with the objective to continuously improve the process Questionnaires Completed .. The Governance Committee leads the annual assessment process by requiring directors to complete a questionnaire on a confidential and anonymous basis. .. The questionnaire is designed to evaluate how effectively the Board, its committees and the individual directors are performing and provides an opportunity for directors to self-assess their performance and provide constructive feedback on their peers. Key topics of the survey include: o Vision and strategic priorities (including E&S objectives and priorities) o Board composition and succession planning o Board and committee effectiveness o Meeting efficiency and logistics o Corporate governance (including mandates, responsibilities and accountabilities) Results Analyzed .. Results from the questionnaires are compiled to facilitate one-on-one discussions between individual directors and the chair of the Governance Committee and the chair of the Board One-on-One Meetings .. The chair of the Governance Committee and the chair of the Board meet with each director separately to discuss the results .. Feedback is communicated through open and constructive dialogue Results Summarized .. Key themes and areas of convergence and divergence among directors are summarized by the Governance Committee .. The aggregated results of the themes are reviewed with the Board Feedback Incorporated into Action Plans .. After consultation with the Board, the Governance Committee prepares action plans. Action plans are reviewed with the Board and then implemented. Responses received from the most recent assessment conducted in 2020 informed many Board-led initiatives, including succession planning, director recruitment, director continuing education and onboarding and highlighted opportunities for improved Board and committee meeting effectiveness and efficiency .. Directors are encouraged to provide ongoing feedback to facilitate continual enhancement and improvement Board Size A key factor in determining the optimal board size is to ensure that the Board has the appropriate mix of skills, expertise and experience for sufficient oversight and to provide the proper direction. In determining the optimal size, the Board considers the scope and complexity of the business, the time commitment and capacity to serve on committees and balances that with a size that facilitates thoughtful deliberation and full participation among its members.

AltaGas Ltd. – 2021 Management Information Circular 36 Independence As independent decision-making is essential for sound governance, the Governance Committee re-evaluates the independence of directors as part of the annual assessment process and when considering committee rotation. The Board determines the independence of all directors with reference to the requirements for independence set forth in NI 52-110. A director is considered to be independent if that director has no direct or indirect material relationship with AltaGas. As part of its evaluation, the Board considers whether or not a director has a material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgement. In making its determinations on whether or not the Board reasonably believes a material relationship exists, the Board considers, among other things, the responses received from the independence questionnaires completed by directors and Board performance assessments. The questionnaires request information on a director’s relationship with AltaGas and its affiliates and subsidiaries, including business relationships, not-for-profit directorships, familial and other relationships. The Board has determined that 10 of its 12 directors, and 9 of its 11 nominees, are independent. As CEO, Mr. Crawford is deemed to be in a material relationship and is therefore not independent. As former CEO of WG and WGL, now material subsidiaries of AltaGas, Mr. McCallister is deemed to be in a material relationship with AltaGas and cannot be considered by the Board to be independent until he has satisfied a three-year cooling off period from his July 2018 retirement. Having completed his three-year cooling off period in 2019, the Board has determined that Mr. Cornhill is no longer deemed to be in a material relationship with AltaGas. The Board made this determination taking into consideration, among other things, his transition from the role of chair of the Board in 2019 and the fact that there are no pre-existing relationships with the new CEO and CFO. Any director with a material interest in a transaction or agreement being considered by the Board is required to declare such conflict and abstain from voting with respect to such transaction or agreement in accordance with the CBCA. In Camera Meetings Promoting and facilitating opportunities for further open and transparent discussion is an important aspect of enhancing Board effectiveness. Board and committee meetings are scheduled with time allotted for in camera sessions, where the independent directors have the opportunity to discuss matters in the absence of management. Directors take advantage of those opportunities and in 2020, in camera sessions were held at every Board and committee meeting. Interlocking Service and Over-Boarding The Board considers the avoidance of interlocking relationships a good governance practice as such relationships could impact independence. An interlock occurs when two or more directors are also fellow board members of another public company. As part of the governance guidelines adopted by the Board, the Governance Committee considers any material relationships which may impact independence, including potential interlocking relationships, when proposing nominees and recruiting new candidates. While the Board has not imposed limits with respect to the number of other boards a director may serve, the Board expects each director to devote sufficient time to the oversight of the business and affairs of AltaGas, and in this respect, considers the number of other public company boards upon which a director sits. Prior to joining any new board of directors, a director will provide details to the Governance Committee for consideration. The Governance Committee takes into account all relevant factors, including any relationships that could impact independence or result in a potential conflict of interest. As of the Record Date, there are no director interlocks and no directors are considered to be over-boarded. Tenure and Retirement Policy To support Board renewal and orderly transition, the Board has adopted policies on retirement and tenure. Pursuant to the Board’s policy on retirement, current directors will not stand for re-election after they have reached age 75. With respect to term limits, a director will not be nominated for re-election at the fifteenth, or any subsequent, annual meeting of Shareholders following the date such director was first elected or appointed. This term limit policy was first adopted in 2015, with 2015 counting as year one under the policy for all directors who were on the Board at that time. Board Policy on Gender and Other Diversity The Board is committed to diversity among its members and seeks qualified candidates who are diverse in professional experience, skills and functional expertise, knowledge, personal competencies and qualities and diverse with respect to other attributes, including gender, age, race, ethnicity, sexual orientation, education, and geographic location. The Board set an aspirational target of 30% female representation on the Board by 2022, which was surpassed in 2020. See “Employee Engagement, Diversity and Inclusion Initiatives” for more detailed diversity disclosure.

The following table sets forth some of the diversity attributes of our director nominees.

		Victoria Calvert	David Cornhill	Randall Crawford	Jon-Al Duplantier	Robert Hodgins	Cynthia Johnston	Pentti Karkkainen	Phillip Knoll	Terry McCallister	Linda Sullivan	Nancy Tower
Tenure	<2				✓						✓	✓
	2-7	✓		✓			✓	✓	✓	✓		
	>7		✓			✓						
Age	<60			✓	✓		✓				✓	
	60-65	✓								✓		✓
	>65		✓			✓		✓	✓			
Gender	Female	✓					✓				✓	✓
	Male		✓	✓	✓	✓		✓	✓	✓		
Ethnic Diversity					✓							
Geographic Location	Canada	✓	✓			✓	✓	✓	✓			
	United States			✓	✓					✓	✓	✓

Areas of Expertise and Director Skills Matrix

The Board maintains a matrix of the skills and competencies that it views as necessary to oversee AltaGas' business and strategic objectives and to effectively manage risk. The matrix is reviewed annually by the Governance Committee and continually evolves to ensure it is reflective of changes in our business strategy and ESG priorities.

The Governance Committee uses the matrix and the performance assessments completed by directors to evaluate the skills and competencies represented by the existing Board profile and to identify any potential areas for improvement. Such opportunities are then factored into the development of core competencies and attributes for future recruitment efforts and director education.

The experience and qualifications of the members of the Board, including their knowledge and depth of understanding of their role and AltaGas' business, contribute to our overall success. The directors complete a detailed matrix which includes a variety of skills and experiences that support each of the headings below, so that within any particular category, the depth of experience can be measured.

The following matrix summarizes the key skills and expertise of the director nominees:

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Skills and Competencies	Victoria Calvert	David Cornhill	Randall Crawford	Jon-Al Duplantier	Robert Hodgins	Cynthia Johnston	Pentti Karkkainen	Phillip Knoll	Terry McCallister	Linda Sullivan	Nancy Tower
CEO or C-suite experience *Experience as a senior executive of a public company or major organization*		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategic Planning and Execution *Experience driving strategic direction, including growth, integration, or change management, M&A, capital markets or divestitures*	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management *Experience with, or understanding of, risk assessment, management and mitigation, including understanding of ERM framework and material risks for the sector*	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Governance *Experience with, or understanding of, leading governance practices within a public company or other organization, including ethics and compliance programs*	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Environment, Health & Safety *Experience with, or understanding of, environment, health and safety polices, procedures and compliance and related risks, including climate change related risks*	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
Financial, Accounting & Audit *Experience with, or understanding of, corporate finance and financial accounting, as well as familiarity with financial/accounting controls and reporting standards*	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Operations - Regulated Utilities *COO or senior executive experience leading operations, capital programs, or procurement and supply chain*		✓	✓		✓	✓		✓	✓	✓	✓
Operations – Midstream *COO or senior executive experience leading operations, capital programs, procurement, supply chain or logistics*		✓	✓		✓			✓	✓		
Human Capital Management & Compensation *Experience with, or understanding of, talent management/ retention and succession planning, compensation programs executive compensation and risk management*	✓	✓	✓	✓	✓		✓		✓	✓	✓
Customer and Stakeholder Relations *Experience with communications and relationship building, including with shareholders, investors, government, regulators, customers, and communities, including Indigenous communities*	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Legal/Public Policy/Regulatory *Experience with, or understanding of political and public policy, regulatory policy or rate-making or background in law or policy*		✓	✓	✓	✓	✓				✓	✓
U.S. Experience *Experience with, or understanding of, U.S. public companies or U.S. domiciled businesses as a result of being a director or officer of a company operating in or having substantial assets in the U.S.*		✓	✓	✓	✓	✓		✓	✓	✓	✓

Director Selection and Nomination

As discussed under "Board of Directors – Succession Planning", the Board is responsible for Board succession planning. The Governance Committee is responsible for nominating directors as part of the succession planning process. The Board, on the recommendation of the Governance Committee, recommends individuals for appointment to the Board and as nominees to the Board to be elected by Shareholders at annual meetings.

The Board's goal is to continuously maintain and develop a high performing board with diverse skills and deep expertise while striving for a balance between new viewpoints and institutional continuity. The Governance Committee recognizes the importance of continual review of the Board and committee profiles to keep a current and evolving list of the necessary experience and core competencies for the roles and to identify potential gaps resulting from future retirements. This collected information is used to evaluate potential candidates.

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AltaGas Ltd. – 2021 Management Information Circular 39 The Governance Committee, through its succession planning process, identified a need to recruit in 2019 and in 2020. As part of this exercise, the Governance Committee develops a candidate profile of the competencies and attributes that would complement and enhance the Board profile taking into consideration the present and future needs of the company. In developing the candidate profile, the Governance Committee considered several factors including AltaGas’ strategic objectives, the competencies of retiring directors, feedback received through the director performance assessments and Shareholder engagement, as well as the Board’s objective of increasing diversity on the Board. Priorities are ranked and search profiles are developed for current recruiting purposes and also to identify potential competencies for future recruitment In 2019, the Governance Committee identified several key competencies and attributes that would be complementary to the existing Board profile, including financial background and designation, senior executive level experience in U.S. regulated utilities and U.S. public company experience. The search culminated in the appointment of Linda Sullivan and Nancy Tower as members, who together bring over 50 years of utilities experience, along with strong financial backgrounds as well as risk oversight and senior executive officer experience. In 2020, the Governance Committee updated its candidate profile and prioritized other key competencies and attributes to enhance the Board profile by including a legal and public policy background, broadening U.S. experience and enhancing the experience along the energy value chain, as well as environmental and international experience. On conclusion of the search, Jon-Al Duplantier, was appointed in February 2021. Mr. Duplantier brings over 25 years of energy sector experience both in the U.S. and internationally and a legal background with functional responsibilities in a number of areas including human resources, environment, health and safety, internal audit and supply chain and senior executive officer experience. In searches conducted in both 2019 and 2020, the search included individuals identified by current directors as well as by independent third-party recruitment firms engaged by the committee. Potential candidates were evaluated against the candidate profile and short lists created from which interviews and meetings were conducted. Evergreen lists of potential candidates are maintained based on the prioritized lists of experience and attributes for future recruitment purposes. Director Orientation, Development and Education The Governance Committee is responsible for the development of orientation programs for new directors and for continuing development and education of existing directors. Orientation AltaGas’ orientation program includes a combination of one-on-one meetings and written reference material. One-on-one meetings with the CEO, CFO and other executive officers of AltaGas, including division heads, provide incoming directors with an understanding and appreciation for AltaGas’ business operations and strategic objectives. Meetings are also planned with the Chair of the Board and the chairs of committees on which the incoming director will serve. The reference manual provided to incoming directors assists with the orientation process by providing new directors with key management presentations relating to strategic planning, the annual budget process and capital program, as well as other reference material, including Board and committee mandates, the COBE and its supporting policies, the director expense policy and other useful onboarding information a director may need on joining. The objective of AltaGas’ orientation program is to offer incoming directors the opportunity to tailor their orientation to meet their specific needs. Feedback from directors is sought during the process and adjustments made along the way in order to offer incoming directors with the training and orientation to best suit their needs. Development and Continuing Education We provide continuing education opportunities to all directors and encourage directors to attend external educational programs and events to enhance their skills and to strengthen their understanding and appreciation of our business, the communities in which we operate and governance trends. As an enhancement to the existing education opportunities, starting in 2019 AltaGas acquired a corporate ICD membership for all of its directors. Directors are also reimbursed for their participation in courses and conferences up to a set amount in accordance with the reimbursement policy. We look for opportunities to bring in on-site continuing education tailored to topics of particular relevance to AltaGas and occasionally schedule meetings to allow for a day of learning. With the restrictions mandated as a result of the pandemic, focus shifted to external virtual learning opportunities and events. This year’s EHS offsite safety stand-up was conducted virtually, with the EHS Committee and a number of other directors receiving a virtual tour of the Townsend facility and viewing operations through some innovations in technology. The site visit provided the EHS Committee with an opportunity to, among other things, discuss with on-site field managers their experiences relating to the completion of the expansion of the facility during the COVID-19 pandemic. The virtual site tour enabled directors to visit a remote site to celebrate the facility’s successes, as well as obtain a more in-depth understanding of the Northeast British Columbia assets.

Directors are also provided with reading material from management and from other directors on an ongoing basis on topics relating to AltaGas' business strategy, industry trends and best practices (including in the area of corporate governance).

Through the annual Board performance assessment, we collect feedback on our orientation and continuing education programs in an effort to continue the evolution and improvement of such processes.

The following are some of the continuing education topics and events that directors attended in 2020:

2020	Topic/Event	Presented / Hosted By	Presented To
January	Board Byte, Director's Session	PwC	Hodgins
	The Global Energy Transition	Enerplus, with Dr. Scott Tinker	Hodgins
	ESG Integration Trends	Millani/TMX	Karkkainen
February	Political Intelligence for Boardrooms	ICD	Calvert
	Beyond Compliance – Evolving Board Leadership	ICD	Calvert
	Oversight of Strategic Planning	ICD	Calvert
March	Board Culture	ICD	Hodgins
	Oil Prices and Coronavirus – Latest on U.S. Economy, Market Volatility	RBC Capital Markets	Karkkainen
April	Short-Form Prospectus Seminar	Canaccord	Hodgins
	Petroleum Services Association of Canada Webinar	PSAC, with Kim Moody	Hodgins
May	COVID-19 Impacts	Hugessen	Knoll
	Leadership in a Time of Crisis	Deloitte	Hodgins
	Current Security Matters	Stikeman Elliott/ Canaccord	Hodgins
	Is COVID-19 affecting ESG integration? A Canadian Investor Perspective	Millani	Karkkainen
June	Returning to the Workplace and Navigating the New Normal	Directors and Boards Virtual Governance Summit 2020	McCallister
	ESG: Before, During, and Afternoon the Crisis	Directors and Boards Virtual Governance Summit 2020	McCallister
	COVID-19 – Implications for Audit Committees	ICD	Johnston, Tower, Sullivan, Hodgins
	Executive Pay Proxy Season 2020 – What's New, Pay Trends and Issues Webinar and Discussion	Hugessen	Calvert, Edgeworth, Karkkainen, Knoll, Sullivan, Tower
	Power in the Boardroom – What Board Directors Can Do to Eradicate Racism in the Corporate World	Korn Ferry Webinar	Karkkainen, McCallister
	Key Learnings from the 2020 Proxy Season	ICD/Hugessen	Karkkainen, Knoll
	Emerging Trends in ESG and Incentives: Research Findings and Perspectives	Directors and Boards	McCallister
	Audit committee priorities during times of disruption	Deloitte	Sullivan
	Data Governance, Cybersecurity & Privacy	Bennett Jones	Knoll
	Directors Roundtable	KPMG	Hodgins
	ESG	MEG, with Karen Clarke-Whistler	Hodgins
	2nd Quarter Financial Reporting Issues	PwC	Hodgins
	Introduction to Midstream for new Directors	Internal	Sullivan, Tower
	Economic Update Webinar	Deloitte	Hodgins
July	Corporate Women Directors' Virtual Meeting – Conversation Café: Are You Ready for the Next Wave of Activism?	Morgan Stanley	Tower
August	A Discussion with Guillaume Mascotto, Head of ESG at American Century Investments	TD	Hodgins
September	Overview of Economic Themes Impacting Energy and Utilities	Barclays	All Directors

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2020	Topic/Event	Presented / Hosted By	Presented To
October	Cybersecurity Roundtable	Ernst & Young LLP	Hodgins
	The Board's Role in Advancing Organizational Equity, Diversity and Inclusion	ICD	Calvert
	Women Energy Directors Network (WEDnet) Fall Meeting	Morgan Stanley	Sullivan
	Leadership Series Webinar	BLG	Hodgins
	Measuring Stakeholder Capitalism Webinar	Diligent Corporation	Hodgins
	Leadership Series	Caldwell	Hodgins
	Leadership in a Time of Crisis	Deloitte	Hodgins
November	Climate Change and Competitiveness in Canada – 4 Part Series: ▪ Climate-Associated Risks & Opportunities: An Overview of Emerging Issues ▪ Climate Change Reporting for Success: What Directors Need to Know ▪ The Canadian Board's Role in Climate Strategy Creation and Implementation ▪ The Board's Role in Enabling Innovation and Technology as Tools for Climate Change Competitiveness (December)	ICD	Calvert
	Looking Beyond COVID-19 and the Impact on Incentive	Hugessen	Tower
	Townsend Facility Site Visit	Internal	Johnston, Knoll, McCallister, Karkkainen, Calvert, Edgeworth
December	U.S. C3E Women in Clean Energy Symposium – Accelerating the Clean Energy Transition in a Changing World	U.S Clean Energy Education and Empowerment (C3E) Initiative	Sullivan

Environmental and Social Matters

AltaGas' core values provide the foundation for our approach to ESG practices. At AltaGas, we are committed to maintaining safe, reliable and efficient operations, delivering the critical energy our customers need, and honoring the social and moral commitment that we have with the communities we serve. Our mission is to improve quality of life by safely and reliably connecting customers to affordable sources of energy for today and tomorrow.

Culture of Safety

Our people are an important differentiating factor for our company and key to bringing our strategy to life. As our greatest asset, we take great care in investing in programs to keep them safe, enable them to keep our customers safe, and develop them to reach their full potential. We are diligent in reinforcing our strong culture of safety through regular communication, reporting and training, and employing a mindset of continuous improvement. To underpin the importance of safety, each employee and contractor must commit to upholding our EHS Policy and living our core values on the job every day. Our EHS standards and guidelines set expectations and parameters that apply consistently across the organization and provide a framework to reinforce our culture of safety.

Additionally, to strengthen safe behaviours across our business, we employ a frontline training program called SafeStart. Through open discussions and scenario-based learning, SafeStart educates employees on frequent mistakes and unsafe behaviours common in the workplace and provides tips to help prevent these incidents before they happen. Safety performance is also one of the value drivers under the STI Plan.

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AltaGas Ltd. – 2021 Management Information Circular 42 Environmental Commitment 'Work Safely, Think Responsibly' is a core value at AltaGas. Guided by our EHS Policy, AltaGas is committed to: .. Continuously reducing emissions through innovative technologies and operational improvements .. Minimizing our environmental footprint by using sustainable design, construction, operating and decommissioning practices .. Monitoring our environmental performance utilizing key performance indicators, and addressing areas of concern in a timely manner .. Minimizing water impacts through safe and efficient management of our operations .. Educating our workforce in proper environmental safeguarding and enabling a strong EHS culture Employee Engagement, Diversity and Inclusion Initiatives Our employees are critical to our success and enable us to fulfill our mission and meet our corporate objectives. We believe our focus on making employee engagement a top priority will help us provide high quality services to our customers and communities. To facilitate talent attraction and retention, we strive to create a diverse, inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by market-competitive compensation, benefits and health and wellness programs, and by programs that build connections between our employees and their communities. We value the diversity that exists within our workforce. Our commitment to a diverse workforce and inclusive culture forms part of our core values and who we are, and we recognize the importance of our internal diversity reflecting the diversity within the communities we serve. We believe that individuals of different backgrounds, views and perspectives, working inclusively, position our teams to deliver more positive and innovative results. AltaGas’ core values of “Acting with Integrity” and “Investing in our People and Fostering Diversity” reinforce principles of fairness and respect, instill trust, empower individuals and enable collaborative and innovative team building. These values are reinforced by our Board, CEO and senior leadership and at all levels within our workforce. Some examples of how we demonstrate these values include: .. External and internal communications from our CEO and leadership teams that reinforce our commitment to these core values .. Evaluating performance against core values is linked to our compensation through our STI Plan .. Our COBE training includes virtual learning modules with diversity and inclusion content, including conscious and unconscious bias .. Focusing on recruitment practices, succession planning, mentorship and talent development .. Utilizing employee resource groups (“ERGs”) to encourage employee engagement, collaboration and awareness .. Striving to expand ERG membership and interest enterprise-wide to ensure broad representation of diverse groups within our operations .. Hosting events, including listening sessions and panel discussions that encourage two-way communication .. Community enhancement through supplier diversity programs: o encourage the growth of a vendor base that is reflective of customers, employees and communities in which we operate o provide greater opportunity to under-represented suppliers o improve availability of goods and services Some examples of environmental priorities include: Pipe replacement programs – modernize infrastructure to enhance safety and reliability and reduce GHG emissions RIPET was designed with energy saving and GHG reduction features LPG export - Delivering lower carbon intensive fuels to Asia Filing Climate Business Plan in the District of Columbia illustrates how WG can help the District meet its’ climate goals Current ERGs include: African American Resource Council (AARC), Latino Empowerment and Diversity (LEAD), Veterans of Washington Gas (VOW) Women's Leadership Network (WLN) WGL’s Supplier Diversity Program has been in existence for nearly three decades.

AltaGas Ltd. – 2021 Management Information Circular 43 Policies on Gender and Other Diversity The Board acknowledges that diversity enhances decision-making by embracing the differences in perspective of its members. AltaGas has had a diversity policy for many years pursuant to which it committed to foster a corporate culture that encourages equal opportunities for all employees, without regard to race, ancestry, ethnicity, creed, religion, gender, sexual orientation, age, marital or partnership status, family status, or physical ability. The Board first implemented a formal policy on Board diversity in 2017. The policy was updated in 2018 to more specifically reference gender and adopt an aspirational target of 30% female representation on its Board by 2022, which the Board exceeded in 2020. Striving for a Board profile that is well balanced and representative of diverse experiences and characteristics, the Board’s diversity policy is designed to consider diversity broadly with flexibility to set aspirational targets for other diverse representation. While no targets have been established for diversity other than female representation, ethnic diversity on the Board has also increased. Board members are also diverse in age, tenure and geography, enhancing the diversity of perspectives. The Board is committed to identifying and nominating candidates who are highly qualified and diverse in professional experience, skills and functional expertise, personal competencies and qualities and diverse with respect to other attributes, such as gender, race, ethnicity, sexual orientation, education and geographic location. The Governance Committee considers diversity broadly in its candidate identification and director nomination process as does the HRC Committee when recruiting for executives. When recruiting, the committees ensure that the candidate pool includes diverse individuals. Diversity Disclosure A requirement to disclose diversity with respect to “designated groups” was recently implemented under the CBCA. As defined under Article 3 of the Employment Equity Act (Canada) “designated groups” includes women, Aboriginal peoples, persons with disabilities and members of visible minorities. In order to obtain such information, directors and employees were asked to voluntarily self-identify to assist us in measuring diversity. Diversity on the Board and in Leadership Positions With respect to the CBCA designated groups, four of the 11 director nominees (36%) are women and one of the nominees (9%) is ethnically diverse (visible minority). None of the nominees have self-identified as an Indigenous person or as a person with a disability. Each committee of the Board has at least one female member and following the annual meeting, chairs of two committees, the HRC Committee and the EHS Committee, will be female. Targets have not been established for designated groups beyond gender, however over the last several years the Board has broadened the diverse representation of its membership consistent with its policy. Following the annual meeting, 45% of the Board will be comprised of individuals in designated groups. While the Board has not yet set aspirational targets relating to the representation of members of designated groups in senior management (as defined under the regulations to the CBCA), the level of diverse representation in senior management within AltaGas and its major subsidiaries has been steadily increasing, with 8 of the 15 members of senior management (53%) included in at least one designated group. On the senior management team, there are 7 women (47%) and 4 ethnically diverse individuals (visible minorities) (27%) (with 3 individuals in more than one category). Two of eight members of AltaGas’ executive team are women (25%) and one of the women is also ethnically diverse (visible minority) (13%). None of the members of senior management have self-identified as an Indigenous person or as a person with a disability. Stakeholder and Community Engagement AltaGas recognizes that each community in which we operate is unique. This is the foundation from which we engage with our stakeholders. To meet each community’s individual needs, we strive to build long-term, collaborative relationships that are based on trust and a willingness to listen, learn and adapt. We take an inclusive approach to our Indigenous partnerships and our global customer relationships to ensure we respect traditions, culture and perspectives as we work to ensure mutually beneficial solutions to generate long-term value for all stakeholders. We believe this approach has been key to our success in building world class projects. We are committed to hiring locally and using businesses and services from the areas around our operations whenever possible. We believe that giving back to the community fosters relationships and builds trust and communication with stakeholders. At AltaGas, our charitable giving focuses on three pillars: healthy and safe communities, bright futures, and environmental champions. Some of our initiatives include: .. The Day of Weatherization is dedicated to weatherizing low-income homes in the Washington D.C. area, helping to keep families warm through the winter, and each year our employees take part in winterizing participants' homes .. Our Utilities operate energy assistance programs within the communities in which they operate to support residents who struggle from “energy poverty” and cannot afford utilities

AltaGas Ltd. – 2021 Management Information Circular 44 .. In 2020, AltaGas deployed an additional $1 million across several organizations to provide COVID-19 relief funds, with some groups able to leverage this investment to raise additional funds totaling $500,000 .. In 2020, we also launched “AltaGas Cares”, an employee matching program which allows employees to direct funding to causes important to them ESG Disclosure and Reporting We published our inaugural ESG report in 2019, which measured our performance for 2018 against material ESG performance indicators. With the WGL acquisition closing mid-year in 2018, our report did not include those assets. As such, the update we published in 2020 of 2019 data provides a more complete data capture of our business by covering our consolidated enterprise-wide ESG performance inclusive of WGL. We are committed to monitoring and demonstrating continuous improvement against our ESG metrics. We look forward to sharing our progress on our initiatives in our full 2021 ESG report to be released later this year. More information about our ESG policies and practices can be found at https://www.altagas.ca/responsibility/sustainability. Shareholder Outreach and Board Shareholder Engagement The Board and management of AltaGas believe in the importance of communicating with our Shareholders, as open and constructive dialogue and the exchange of ideas can provide further diversity of thought and improve Board and management effectiveness, ultimately improving overall corporate performance. AltaGas communicates with Shareholders and other stakeholders through a variety of channels, including: Annual and Quarterly Reporting Management provides regular written communication through news releases, financial statements, MD&A, annual information forms, proxy circulars and ESG Reports and Updates. These items are also posted on our website. Quarterly Conference Calls Management engages in quarterly conference calls and webcasts to review financial and operating results. Annual Meeting Management and the Board are available to answer questions at annual meetings. Management Investor Engagement Program Management holds meetings with Shareholders throughout the year. Board-led Shareholder Engagement Directors also engage with Shareholders in accordance with the Board Shareholder Engagement Policy. All such engagement is conducted in compliance with our Disclosure Policy. The Board began to engage with Shareholders on a more formal basis in 2019 by initiating direct Shareholder engagement meetings outside the annual meeting. The objective of these meetings was two-fold. First, to understand and discuss the views of Shareholders on key areas, including board composition, board oversight, and general governance matters. Second, to update Shareholders on the Board’s focus and work in key governance areas, including succession (board and executive), pay-for-performance (executive compensation) and risk oversight. The Board appreciated the dialogue and feedback it received and committed to maintaining a practice of engaging with Shareholders on an ongoing basis. The Board adopted a Board Shareholder Engagement Policy in 2020 to formalize the Board’s approach to Shareholder engagement and the various ways in which interested Shareholders may communicate and engage with the Board.

AltaGas Ltd. – 2021 Management Information Circular 45 The following provides a summary of the key topics covered during the Board’s engagement since 2019. 2019 2020 2021 Board succession Leadership changes CEO and CEO selection process Business performance Executive compensation Strategic direction Leadership evolution Board transition Governance improvements Incentive program improvements Inaugural ESG report and our ESG journey Social value creation and corporate culture Strategic direction Decarbonization and carbon reduction strategies Board transition Corporate culture ESG Risk management Looking Ahead Shareholders who are interested in directly engaging with the Board on governance related matters are encouraged to review the Board Shareholder Engagement Policy, which can be found on AltaGas’ website at www.altagas.ca and reaching out directly to the Board at: Pentti Karkkainen c/o Corporate Secretary 1700, 355 4th Avenue SW Calgary, Alberta T2P 0J1 corporate.secretary@altagas.ca For all matters that are not governance related, please direct your inquiries to: AltaGas Ltd. Investor Relations 1700, 355 4th Avenue SW Calgary, Alberta T2P 0J1 Telephone: 403.691.7100 Toll-free: 1.877.691.7199 Investor.relations@altagas.ca

DIRECTOR COMPENSATION

Compensation Philosophy and Approach

AltaGas' objectives with respect to director compensation include:

- ✓ Attract and retain highly skilled and experienced individuals to serve as members of the Board
- ✓ Competitively compensate directors commensurate with their responsibilities and time commitment
- ✓ Align the interests of the directors with those of the Shareholders

AltaGas compensates directors through an annual retainer rather than pay-for-performance, to ensure that directors are unbiased when making decisions and carrying out their duties. To ensure alignment with the Shareholder experience, at least half of the retainer is comprised of equity regardless of whether a director has met the equity ownership requirements.

Compensation Governance

The Governance Committee, comprised solely of independent directors, is responsible for reviewing and making recommendations to the Board with respect to non-executive director compensation. In completing its review, the Governance Committee considers several factors, including the director compensation programs of its peers and broad market trends. The Governance Committee engages Hugessen Consulting Inc. ("**Hugessen**") to assist with its review process.

Following the acquisition of WGL, the Governance Committee undertook a thorough review of AltaGas' director compensation program in 2019 taking into account the increased scope and complexity of AltaGas' business and significant U.S. footprint. The review was conducted in the context of the transition of the Board that was underway and the recruitment efforts necessary as part of this transition, with the objective of developing a competitive compensation program to attract and retain the highest calibre individuals from a pool that includes directors with relevant U.S. experience and other skills and experience identified as a priority. As part of the review, the Governance Committee considered the feedback of Hugessen, including its benchmarking of AltaGas' director compensation against the director compensation paid by Canadian and U.S. compensation peer groups used for benchmarking AltaGas' executive pay. The review resulted in adjustments to our director compensation program in 2019.

Having completed a thorough review in 2019, no compensation changes were made for 2020. Throughout 2020, the Governance Committee monitored impacts of COVID-19 affecting the business and engaged Hugessen to provide feedback on market trends and pandemic related responses to director compensation among relevant Canadian and U.S. sectors. With the resilience displayed by our business, the Governance Committee did not recommend any adjustments to non-executive director compensation.

Refer to the discussion under the heading "Compensation Discussion and Analysis – Compensation Consultants and Advisors" for additional information related to the engagement of compensation advisors by the Board and its committees.

Compensation Program Elements

AltaGas' director compensation program includes an annual retainer, comprised of cash and equity. No additional meeting attendance fees are paid to directors.

The table below outlines the annual Board and committee compensation for non-executive directors for the year ended December 31, 2020.

	2020	
Role	Cash	Equity
Chair	$175,000	$175,000
All other non-executive directors	$100,000	$100,000
Audit Committee Chair	$25,000	
Other Committee Chairs	$15,000	
Committee Members (per committee)	$6,000	

Directors must hold 3 times the value of their annual retainer in equity within 5 years of appointment. See "Director Equity Ownership Requirements".

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Director Equity Retainer

Until the equity ownership requirement is met, the equity component is comprised of DSUs. If a director has satisfied the equity ownership requirement, the director may elect to receive all or a portion of the annual retainer in RUs or DSUs. Directors may also elect to receive their cash compensation in equity.

The equity component is paid quarterly. The number of DSUs or RUs that a director is entitled to receive is equal to the quarterly value of the applicable retainer divided by the market price on the grant date, where the market price is the average closing price of the Shares for the five consecutive trading days immediately preceding the grant date.

DSUs are notional shares linked directly to Share price performance that are recorded as cash-based bookkeeping entries. DSUs vest immediately upon grant but can only be redeemed upon the retirement of a director from the Board.

Similar to DSUs, RUs are notional shares linked to Share price performance and are recorded entirely as cash-based bookkeeping entries. RUs granted to directors prior to 2019 generally vest as to one-third of the grant per year over a three-year period commencing with the first anniversary of the grant date contingent upon AltaGas paying a dividend in the 12 months prior to the vesting date. RUs granted to directors as part of their annual retainer in or after 2019 vest on the third anniversary of the grant date to be paid out in cash upon vesting provided AltaGas pays a dividend in the 12 months prior to the vesting date. RUs continue to vest following the retirement of a director based on the prescribed vesting schedules.

Dividend equivalents are credited to a director's account, in the form of additional DSUs or RUs, as applicable, consistent with dividends declared on the Shares. The amount a director receives on redemption of the DSUs or the vesting of the RUs is calculated by multiplying the number of DSUs being redeemed or RUs that have vested (including credited dividend equivalents) by the average closing price of the Shares for the 20 consecutive trading days prior to the vesting date in the case of RUs, and prior to the redemption date in the case of DSUs, as specified in the relevant plan.

DSUs are governed by the Deferred Share Unit Plan and RUs are governed by the Phantom Unit Plan. Further details of the Deferred Share Unit Plan and Phantom Unit Plan are provided in "Schedule B".

Other Benefits

Directors are reimbursed for their out-of-pocket expenses incurred in acting as a director (including travel expenses to attend meetings in person), and Canadian directors are entitled to participate in AltaGas' group benefits plan.

Summary Compensation Table for Non-Executive Directors

The following table reflects the compensation paid to each non-executive director of AltaGas during the year ended December 31, 2020, including Mr. Gilbert who retired at the close of the 2020 annual meeting. Mr. Duplantier was appointed in 2021 and is therefore not included in the tables below. Mr. Crawford, as CEO, is not compensated for serving as a director. Details of his compensation can be found under the heading "Executive Compensation Information".

	Annual Board Retainer ($)		Committee Fees [1] ($)					
Name	Cash	Equity Value	Chair	Member	Total Fees in Cash ($)	Total Fees Earned[2] ($)	All other Compen-sation[3] ($)	Total Compen-sation ($)
Victoria Calvert	100,000	100,000	-	12,000	112,000	212,000	4,281	216,281
David Cornhill	100,000	100,000	-	-	100,000	200,000	15,761	215,761
Allan Edgeworth	20,000	180,000	15,000	6,000	41,000	221,000	4,222	225,222
Daryl Gilbert [4]	42,949	25,000	-	2,077	45,026	70,026	1,346	71,372
Robert Hodgins [5]	100,000	100,000	25,000	6,000	131,000	231,000	14,907	245,907
Cynthia Johnston	100,000	100,000	15,000	6,000	121,000	221,000	2,004	223,004
Pentti Karkkainen	175,000	175,000	-	-	175,000	350,000	14,917	364,917
Phillip Knoll	100,000	100,000	15,000	6,000	121,000	221,000	4,222	225,222
Terry McCallister [5]	50,000	150,000	-	6,000	56,000	206,000	-	206,000
Linda Sullivan [6]	97,808	97,808	-	12,000	109,808	207,616	-	207,616
Nancy Tower [6]	-	195,616	-	12,000	12,000	207,616	-	207,616
TOTAL[7]						2,347,258	61,660	2,408,918

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Notes:

(1) For details of current committee membership, refer to the disclosure under the heading "Corporate Governance – Board and Committee Meetings".

(2) DSUs and RUs issued as part of the annual retainer are included in Total Fees Earned. DSUs and RUs granted to directors are valued based on the corresponding equity value of the annual retainer. No Options have been granted to non-executive directors since 2013 and non-executive directors do not participate in non-equity incentive plans nor have pension benefits.

(3) Amounts include the value of AltaGas' group health benefits plan, in which the Canadian directors participate, and Mr. Cornhill's amount also includes a parking benefit which ceased in January 2020. Mr. Cornhill, Mr. Hodgins and Mr. Karkkainen served on an ad hoc committee of the Board and received $10,685 for their participation on this committee.

(4) Mr. Gilbert retired on May 1, 2020. The fees for Mr. Gilbert were pro-rated based on retirement date. Mr. Gilbert received cash in lieu of the pro-rated equity grant for the second quarter as he retired prior to quarterly grant date.

(5) Once a director has met the equity ownership requirement, they can elect to receive some or all of their annual retainer in RUs. Mr. Hodgins received $50,000 in RUs and $50,000 in DSUs and Mr. McCallister received $100,000 in RUs and $50,000 in DSUs. All other directors received their full equity value in DSUs.

(6) Ms. Sullivan and Ms. Tower were appointed directors on January 9, 2020. The annual retainer for Ms. Sullivan and Ms. Tower was pro-rated to their start date.

(7) AltaGas paid a total of $2,408,918 to the non-executive directors of AltaGas in 2020 compared to $2,400,339 in 2019.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table reflects all option-based and share-based incentive plan awards previously granted to non-executive directors that are outstanding at December 31, 2020. The market or payout value of RUs and DSUs in the table is calculated by multiplying the number of RUs or DSUs by the closing price of the Shares on December 31, 2020 of $18.72. No Options have been granted to the non-executive directors since 2013. The Option Plan was amended in 2019 so that non-employee directors are no longer eligible to receive Options under the Option Plan.

	Option-based Awards [1]				Share-based Awards			
Name	Shares underlying unexercised Options (#)	Option exercise price[2] ($/Share)	Option expiration date	Value of unexercised in-the-money Options[3] ($)	Number of RUs that have not vested[4] (#)	Market or payout value of RUs that have not vested[4] ($)	Number of DSUs vested but not paid out[5] (#)	Market or payout value of DSUs not paid out[5] ($)
Victoria Calvert	-	-	-	-	1,005	18,814	24,411	456,974
David Cornhill[6]	275,000 100,000 150,000	29.85 29.32 32.84	25 Nov 2021 07 Jun 2022 06 Dec 2022	- - -	26,586	497,690	61,229	1,146,207
Allan Edgeworth	20,000 7,500	29.32 36.36	07 Jun 2022 18 Sep 2023	- -	1,005	18,814	28,951	541,963
Daryl Gilbert[7]	-	-	-	-	1,005	18,814	8,029	150,303
Robert Hodgins	20,000 7,500	29.32 36.36	07 Jun 2022 18 Sep 2023	- -	4,482	83,903	22,804	426,891
Cynthia Johnston	-	-	-	-	1,005	18,814	14,286	267,434
Pentti Karkkainen	-	-	-	-	1,005	18,814	22,611	423,278
Phillip Knoll[6]	-	-	-	-	10,632	199,031	43,474	813,833
Terry McCallister	-	-	-	-	7,961	149,030	11,703	219,080
Linda Sullivan	-	-	-	-	-	-	6,737	126,117
Nancy Tower	-	-	-	-	-	-	13,475	252,252

Notes:

(1) Options vested one-quarter per year over four years and expire on the tenth anniversary of the grant date. Mr. Cornhill's Options relate to awards that were granted to him as CEO prior to 2013.

(2) The Option exercise price is set using the closing price of the Shares on the trading day preceding the grant date. For material details of the Option Plan, refer to "Schedule B".

(3) The value of unexercised in-the-money Options represents the difference between the closing price of the Shares on December 31, 2020 of $18.72 and the Option exercise price.

(4) RUs granted prior to 2019 vest one-third per year over three years, and those granted after 2019 vest on the third anniversary of the grant date. No RUs were granted to directors in 2019. The number represents those RUs and accumulated dividends thereon that had not vested by December 31, 2020. As per Note (6) Mr. Cornhill and Mr. Knoll did not receive the director RU grant in 2018 but received RUs as part of their compensation for serving as interim co-CEOs. In 2020, two directors elected to receive a portion of their equity compensation in RUs.

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(5) Amounts represent DSUs and accumulated dividends. DSUs vest immediately on grant but are not payable until after a director retires from the Board. RUs are not included because they are paid out upon vesting.

(6) As part of the compensation package for acting as interim co-CEOs in 2018, Mr. Cornhill and Mr. Knoll received equity grants valued at $150,000 per month, issuable in RUs and/or DSUs. Mr. Cornhill received 35,114 RUs and Mr. Knoll received 14,044 RUs and 21,068 DSUs.

(7) Mr. Gilbert retired on May 1, 2020 and has until December 31, 2021 to redeem his DSUs.

Incentive Plan Awards – Value Vested or Earned During 2020

The following table reflects the aggregate dollar value on vesting of DSUs and RUs for non-executive directors during the year ended December 31, 2020, as well as details of RU vesting. All options held by directors vested before 2020 and the directors did not earn any non-equity incentive plan compensation in 2020.

	Share-based awards – Value vested during 2020		Shares underlying RUs vested during 2020[3] (#)	Shares underlying accumulated RUs[4] (#)	Vesting Date	Market Price[5] on Vesting Date ($)
	DSUs[1] ($)	RUs[2] ($)				
Victoria Calvert	100,000	37,318	900 900	206 105	01 Nov 2020 17 Dec 2020	16.74 18.71
David Cornhill	100,000	248,389	11,706	909	01 Jan 2020	19.69
Allan Edgeworth	180,000	37,318	900 900	206 105	01 Nov 2020 17 Dec 2020	16.74 18.71
Daryl Gilbert	25,000	37,318	900 900	206 105	01 Nov 2020 17 Dec 2020	16.74 18.71
Robert Hodgins	50,000	37,318	900 900	206 105	01 Nov 2020 17 Dec 2020	16.74 18.71
Cynthia Johnston	100,000	18,804	900	105	17 Dec 2020	18.71
Pentti Karkkainen	175,000	18,804	900	105	17 Dec 2020	18.71
Phillip Knoll	100,000	117,890	4,683 900	364 206	01 Jan 2020 01 Nov 2020	19.69 16.74
Terry McCallister	50,000	18,804	900	105	17 Dec 2020	18.71
Linda Sullivan	97,808	-	-	-	-	-
Nancy Tower	195,616	-	-	-	-	-

Notes:

(1) DSUs vest immediately upon grant. The value upon vesting of DSUs for all non-executive directors is equivalent to the value of the equity retainer received by them in DSUs in 2020.

(2) RUs include dividend equivalents credited to a director's account in the form of additional RUs consistent with dividends declared on the Shares. The vested value of RUs is calculated by multiplying the number of RUs vested by the market price. See Note (5).

(3) Includes the third tranche of RUs granted in 2017 and the second tranche of RUs granted in 2018. Mr. Cornhill and Mr. Knoll did not receive a director RU grant in 2018 as they were receiving compensation as interim co-CEOs. RUs granted to Mr. Cornhill and Mr. Knoll in connection with their service as interim co-CEOs in 2018 began vesting in January 2020.

(4) Represents dividend equivalents credited to a director's account in relation to the vested RUs, which accumulate in the form of additional RUs consistent with dividends declared on the Shares.

(5) The market price of the Shares for the purpose of calculating amounts payable on the vesting date pursuant to the Phantom Unit Plan is the average closing price of the Shares for the 20 consecutive trading days immediately preceding the vesting date.

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Director Equity Ownership Requirement

In recognition of the importance of alignment of financial interests of directors with those of Shareholders, AltaGas requires non-executive directors to achieve an equity ownership level (including Shares, RUs and DSUs) of three times the value of their annual Board retainer (cash and equity) within a five-year period of appointment. The requirement is $600,000 for all non-executive directors other than the Chair. Mr. Karkkainen is required to achieve an equity ownership level of $1,050,000. As CEO, Mr. Crawford is subject to executive officer ownership requirements, as described under "Executive Compensation Information - Executive Equity Ownership Requirement".

Compliance with the equity ownership requirement is monitored by the Governance Committee. A number of directors have been appointed in recent years and are not expected to have met the target yet. Ms. Johnston and Mr. Karkkainen have until July 25, 2023, Ms. Sullivan and Ms. Tower have until January 9, 2025 and Mr. Duplantier has until February 2, 2026 to meet the requirement.

The table below shows the equity holdings of the directors who were serving at December 31, 2020. The market value of the equity holdings was calculated using the closing price of the Shares on December 31, 2020 of $18.72. In the event a director does not achieve the target within five years based on market value, the adjusted cost basis to directors is also considered. All directors who have met the requirement have done so based on market value.

Name	Number and Market Value of Securities			Aggregate Market Value of Equity Holdings	Minimum Equity Ownership Required	Ownership as a Multiple of Annual Retainer
	Shares	RUs	DSUs			
Victoria Calvert	7,620 $142,646	1,005 $18,814	24,411 $456,974	$618,434	$600,000	3.1
David Cornhill	1,590,294 $29,770,304	26,585 $497,671	61,229 $1,146,207	$31,414,182	$600,000	157.1
Allan Edgeworth	47,144 $882,536	1,005 $18,814	28,951 $541,963	$1,443,312	$600,000	7.2
Robert Hodgins	16,950 $317,304	4,482 $83,903	22,804 $426,891	$828,098	$600,000	4.1
Cynthia Johnston	6,000 $112,320	1,005 $18,814	14,286 $267,434	$398,568	$600,000	2.0
Pentti Karkkainen	17,000 $318,240	1,005 $18,814	22,611 $423,278	$760,332	$1,050,000	2.2
Phillip Knoll	22,779 $426,423	10,631 $199,012	43,474 $813,833	$1,439,268	$600,000	7.2
Terry McCallister	44,000 $823,680	7,961 $149,030	11,703 $219,080	$1,191,790	$600,000	6.0
Linda Sullivan	-	-	6,737 $126,117	$126,117	$600,000	0.6
Nancy Tower	6,260 $117,187	-	13,474 $252,233	$369,439	$600,000	1.8

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AltaGas Ltd. – 2021 Management Information Circular 51 A LETTER FROM OUR HRC COMMITTEE CHAIR March 11, 2021 At AltaGas, we remain committed to generating long-term value for our shareholders. In 2020, despite the immense challenges of COVID-19 and its negative cascading impacts across the global economy, AltaGas delivered robust financial results that landed in the upper end or exceeded the guidance ranges we set at the beginning of the year. The company also advanced numerous other strategic and operational initiatives over the past year that underpin our long-term strategy to build a diversified Utilities and Midstream business designed to provide meaningful value for our stakeholders. As highlighted in our forward guidance, AltaGas is well-positioned to deliver durable increases in our 2021 financial performance and return more capital to shareholders through the 4% annual dividend increase that was announced in December. We believe this performance speaks to the resilience of the platform and purposeful actions that the company has taken over the past two and a half years to re-focus and de-risk the business. In order to continue to achieve these outcomes, it is critical for us to have an executive team with the skills and experience to lead the organization and drive performance in line with shareholder expectations. The Board fundamentally believes in the importance of aligning the compensation that we pay our executives with corporate performance. To support this, we tie a significant portion of executive pay to the achievement of objectives that drive shareholder value and support our long- term sustainability. In addition, our share ownership guidelines for officers further demonstrate our belief in the importance of aligning the interests of our executives with those of our shareholders. The Human Resources and Compensation (HRC) Committee is the steward of AltaGas’ compensation programs, overseeing all aspects of executive compensation to ensure strong corporate governance and prudent risk management. The Board also conducts an annual advisory vote on executive compensation (“Say-on-Pay”) to allow our shareholders the opportunity to provide input on our approach and provides many opportunities for shareholders to voice their views through active Board led shareholder engagement. At our 2020 annual meeting, shareholders voted 93.8 percent in favour of our approach to executive compensation. Executive Leadership and Succession A key part of achieving our strategy is ensuring our leadership team has the skills and drive to build the organizational capability to realize the full potential of our complex business, while demonstrating an unwavering commitment to our core values. The HRC Committee supports the Board in succession planning for the President and CEO and oversees succession planning for other executive and senior management positions. Through a continuous process aimed at facilitating talent renewal and smooth leadership transitions, the Board remains committed to ensuring the executive team has the right mix of background, experience and diversity of perspectives to move the company forward. While every business evolves, the past two and a half years have included marked changes for AltaGas as we advanced our plan to build a diversified, low-risk, and high-growth U.S. Utilities and Midstream business focused on delivering value for all of our stakeholders. Transformative change is often accompanied with leadership changes and this has held true at AltaGas following the appointment of Randy Crawford in December 2018 as our President and CEO. Several significant changes have occurred as Randy Crawford has built out the leadership team, including both external recruitment and internal promotions. In 2019, AltaGas welcomed James Harbilas as Executive Vice President and CFO, and Blue Jenkins as Executive Vice President and President, Utilities. In 2020, Shaheen Amirali was promoted to Executive Vice President, Chief External Affairs and Sustainability Officer, a newly created position that was identified through the succession planning process. Each of these individuals have taken steps to advance AltaGas’ pursuit of operational excellence across the business and improve the organizational capabilities within their respective teams to better position the company to execute its strategy.

AltaGas Ltd. – 2021 Management Information Circular 52 2020 Corporate Events In 2020, our transformation journey continued as we further de-levered our balance sheet, expanded our global export strategy through the increase in our ownership in Petrogas, repositioned the business to optimize utilization and returns from our high quality assets and focused on the organic growth opportunities, which provide the greatest long-term value to our stakeholders. The senior leadership team did a tremendous job effectively managing during the COVID-19 pandemic, ensuring the health and safety of our employees, customers and communities as well as the continuity of our business. The Board is deeply thankful to our employees who continued to provide essential services to our customers throughout this tumultuous year, including during periods of political and social unrest. Highlights of the key accomplishments we are proud of for 2020 include: .. Achieved strong financial results that landed in the upper end or exceeded the guidance ranges we set at the beginning of the year, despite the challenges associated with the COVID-19 pandemic .. Provided leadership with clarity of thought and direction to enable the organization to navigate through the challenges of the pandemic, while assisting the communities in which our customers and employees reside with their COVID-19 response. This included the deployment of an additional $1 million in community relief funding .. Maintained our business continuity and provided safe, reliable service to our Utilities’ customers and to our domestic and global markets through our Midstream operations, while supporting the health and safety of our workforce .. Advanced the company's operational excellence model, closing the return on equity (ROE) gap at WGL by 150 basis points year-over-year and reducing incoming leak rates, while also contributing to greenhouse gas (GHG) emission reductions .. Significantly advanced global energy export strategy through the Midstream acquisition of the additional equity interest in Petrogas and further expanding our operations within the U.S. .. Continued to de-lever the capital structure, maintained our investment grade credit rating, and staggered, extended and de-risked AltaGas’ debt maturity profile .. Established the new role of Executive Vice President and Chief External Affairs and Sustainability Officer to lead our initiatives with increased emphasis on corporate social responsibility Compensation Philosophy and Programs AltaGas’ compensation philosophy remains unchanged and is straightforward: offer a competitive compensation program that links executive compensation with company performance that aligns executive actions with long-term shareholder interests. This is why a large proportion of executive total compensation is at risk and weighted toward long-term incentives. Over the past two years, significant changes were made to AltaGas’ compensation programs for enterprise-wide alignment, factoring in that more than approximately 70% of our company’s assets, revenues and employees are now based in the U.S. In general, the compensation programs remain unchanged for 2020. As part of our annual review cycle, 2020 executive target compensation was set in December 2019 and took into consideration peer group benchmarking, strong 2019 company performance and insights from external executive hires. Both the 2020 short-term incentive and long-term incentive performance objectives were set in early 2020, prior to the onset of the global COVID-19 pandemic. The incentive performance objectives were not changed during 2020. Our short-term incentive value drivers (performance objectives) for 2020 continued to include a combination of strategic, financial, capital and operational efficiency, and corporate social responsibility (CSR) value drivers, with CSR weighted at 15% of the total value drivers. Our workforce remained intact with no pandemic related layoffs experienced within our business. For the 2021 annual compensation review cycle that concluded in December 2020, the HRC Committee and Board, in consultation with its compensation advisor, approved 2021 executive target compensation. There were no changes made to executive salaries or incentive targets.

Looking Ahead

In 2021, AltaGas is focused on progressing its long-term strategy of building a diversified Utilities and Midstream business designed to provide resilient and meaningful value for its stakeholders. We are confident that our executive compensation programs work effectively to motivate and retain our senior leaders and provide rewards that are aligned with the company's performance.

The HRC Committee and the Board remain committed to reviewing and updating our compensation programs with the goal of increasing alignment between the interests of our executives and long-term sustainable shareholder value. We welcome your review of our compensation programs and results, which are described in more detail in the Compensation Discussion and Analysis section that follows. We encourage you to take part in our "Say-on-Pay" vote and we welcome your questions and feedback, which can be provided directly to the Chair of the HRC Committee or the Chair of the Board via mail to:

Attention: Chair of the HRC Committee

c/o Corporate Secretary
1700, 355 4th Ave SW
Calgary, AB T2P 0J1

Attention: Chair of the Board of Directors

c/o Corporate Secretary
1700, 355 4th Ave SW
Calgary, AB T2P 0J1

or by email to: corporate.secretary@altagas.ca

As the company continues to forge new paths forward, our Board and HRC Committee continue to grow and change. As I retire from my Director role at AltaGas, I have no doubt that Nancy Tower will bring valuable contributions as the HRC Committee chair in the years to come.

Thank you for your support.

A. Edgeworth

Allan Edgeworth
Human Resources and Compensation Committee Chair

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AltaGas Ltd. – 2021 Management Information Circular 54 COMPENSATION DISCUSSION AND ANALYSIS Compensation Philosophy and Review Process The Board believes that attracting, motivating and retaining high performing executives is integral to the long-term success of the company. Through a competitive compensation program that links executive compensation with company performance, we strive to align the actions of our executives with AltaGas’ long-term corporate strategy and Shareholder interests. Our compensation program is aimed at fulfilling the following objectives: Attract and retain highly qualified and engaged employees and senior management team members Align executive and employee interests with those of Shareholders Offer competitive base salary compensation at approximately the median of the relevant peer group Assuming performance goals are met, recognize and reward executives through pay-for-performance, such that total compensation meets or exceeds the median of the relevant peer group The HRC Committee and the Board review and approve the compensation framework. In addition, the HRC Committee approves and recommends to the Board the target compensation, compensation mix and performance criteria for the executive officers and evaluates the performance of such officers against the targets. The HRC Committee and the Board regularly assess the risks associated with AltaGas’ compensation policies and practices. The HRC Committee engages an independent compensation advisor to support these processes. No executives vote on these recommendations or are present at the HRC Committee or Board meetings with respect to compensation matters affecting them. Compensation recommendations and decisions made by the Board take into account the following: Company performance, including corporate strategy execution, performance relative to peers, progress on short- and long-term objectives and the impact of significant company events that occur through the year Individual executive performance, experience and level of responsibility Peer benchmarking and industry trends for companies and positions of similar scope and responsibility Total compensation at-risk Whether any of the compensation program features are likely to incentivize excessive risk-taking Compensation Governance AltaGas is committed to upholding the highest standards of corporate governance. Our compensation program has been designed to motivate executives to focus on longer term interests, and to provide the superior returns and social value that Shareholders expect. The Board, through the HRC Committee, routinely assesses compensation programs to ensure such programs do not encourage individuals to take inappropriate risks. The HRC Committee is comprised solely of independent directors, each with direct experience relevant to executive compensation. For further details on the skills and experience that enable the committee to make decisions on the suitability of the company’s compensation policies and practices and the responsibilities of the HRC Committee, see “Board and Committee Meetings – Committee Reports”. The HRC Committee has the authority to engage independent advisors as it deems appropriate.

AltaGas Ltd. – 2021 Management Information Circular 55 What We Do What We Don’t Do Link executive pay to company performance through short- and long-term incentive awards Pay out incentive compensation when performance is below threshold Link executive pay to corporate social responsibility and ESG factors Utilize single-trigger change of control provisions in LTI grants after 2018 Weight executive compensation toward “at-risk” elements based on achievement of corporate performance Guarantee increases in executive compensation under executive agreements Benchmark executive compensation and company performance to relevant Canadian and U.S. peer companies Reprice, backdate or exchange Options, PUs or RUs Require executives to meet minimum equity ownership targets Grant loans to executive officers Include compensation clawback provision in executive agreements and long-term incentive grants Grant Options to non-employee directors Prohibit hedging of ownership in company securities Cap short-term incentive payouts Utilize double-trigger change of control provisions in executive agreements and under the LTI Plans, including for grants of PUs, RUs and Options Provide annual say-on-pay vote for our Shareholders Retain independent advisor to the HRC Committee that does not provide services to management of AltaGas Managing Compensation Risk The HRC Committee regularly reviews industry trends with respect to risk management and compensation governance to ensure that AltaGas’ compensation programs continue to align with Shareholder interests and do not encourage excessive risk-taking by executive officers. The policies and practices adopted by AltaGas to mitigate compensation risk include anti-hedging and clawback policies. Anti-Hedging Policy AltaGas’ Securities Trading and Reporting Policy provides that no director, officer or employee may purchase “financial instruments” that are designed to hedge or offset, or that may reasonably be expected to have the effect of hedging or offsetting, a decrease in the market value of any AltaGas securities or otherwise take any speculative or derivative positions of any kind which would have or that may reasonably be expected to have such effect. Financial instruments include, but are not limited to, prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, spread bets, contracts for difference or units of exchangeable funds. Clawback Policy In the event of a restatement of the financial results of AltaGas for any reason other than a restatement caused by a change in applicable accounting rules or interpretations, the Board may: .. Require that an executive officer return or repay to AltaGas or reimburse AltaGas for all or part of the after-tax portion of any excess compensation that was paid over what should have been paid; and/or .. Cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for an executive to be cancelled. Board approves Audit Committee involvement in review of financial measures Internal Audit involvement in evaluating performance and payout Independent compensation advisors review programs and assess risk Program design guided by Compensation Philosophy HRCC members are independent directors

Risk Assessment

Management engages Mercer (Canada) Limited ("**Mercer**") to complete a risk assessment of AltaGas' compensation programs and policies every two years. Mercer reviews the compensation programs individually and holistically to assess any risks inherent in the design or the application of the programs. Following its review in 2019, Mercer concluded that AltaGas' risk mitigation policies were in line with market best practices and did not identify any significant risks that were likely to have a material adverse impact on the company. No changes were made to the programs or policies in 2020.

The risk assessment noted the following practices which mitigate compensation risk:

- Total compensation includes an appropriate balance of plans and performance measures across short- and longer-term timelines
- AltaGas places a significant weighting on "at-risk" compensation relative to peers, weighted toward long-term incentives, to mitigate the risk of encouraging achievement of short-term goals at the expense of long-term sustainability and Shareholder value
- The STI Plan does not put an excessive amount of emphasis on any particular measure and covers a spectrum of operational and financial performance, in addition to strategic and social accomplishments
- In the LTI Plans, PU measures used in the determination of vesting payouts include a financial growth measure and a relative total shareholder return (TSR) measure, each at 50%, which is aligned with market best practice and balances the linkage of payouts between TSR and other drivers of corporate performance
- Incentive plan payouts are appropriately capped in a manner consistent with market practice, thereby reducing risk
- Inclusion of double-trigger provisions in the LTI Plans mitigates the risk arising from a change of control of AltaGas

Based on the results of the risk assessment and the governance practices in place, the HRC Committee, after consultation with Hugessen, determined that AltaGas' compensation programs and policies were appropriately structured. The HRC Committee, in consultation with Hugessen, annually reviews these programs and policies and recommends changes when appropriate.

Compensation Consultants and Advisors

AltaGas engages external consultants to provide advice on compensation matters. Management engages Mercer to provide independent advisory services related to compensation matters. The Board and its committees also independently retain external consultants. Since 2017, AltaGas' Governance Committee and HRC Committee have engaged Hugessen to provide compensation advisory services related to director and executive compensation matters. In 2020, this support consisted of:

- Review and discuss director and executive compensation related matters and market trends, including COVID-19 impacts
- Review the competitiveness and appropriateness of executive compensation practices and peer groups
- Review executive compensation recommendations made by management

In making its decisions, the HRC Committee and the Governance Committee review the information and advice provided by Hugessen. However, the responsibility for all decisions remains with the Board, the Governance Committee or HRC Committee, as applicable. See also "Director Compensation".

Independent Compensation Advisors – Annual Spend	2020	2019
Hugessen		
▪ Executive compensation-related fees (HRC Committee)	**$134,508**	$130,708
▪ Director compensation-related fees (Governance Committee)	$28,289	$62,753

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AltaGas Ltd. – 2021 Management Information Circular 57 Compensation Benchmarking On an annual basis, AltaGas’ compensation programs are benchmarked against those of comparably-sized organizations with whom AltaGas competes for talent. External compensation consultants compile market benchmark information via compensation surveys and market intelligence, which is then provided to the HRC Committee to assist with their review of AltaGas’ overall compensation policy and programs. The peer benchmarking results on their own may not be appropriate for comparative purposes based on an executive’s role, responsibilities, experience and succession considerations. The final decisions on executive compensation are made by the Board giving consideration to and following a recommendation from the HRC Committee. Executive Compensation Peer Group The HRC Committee annually reviews and recommends to the Board the peer group of companies used to benchmark AltaGas’ compensation. This review includes evaluating companies similar in size, scale and industry relative to AltaGas, while also taking into account the companies with which AltaGas directly competes for executive talent. The HRC Committee also considers corporate strategy, business objectives and participation in North American markets when determining the appropriate peer comparators. AltaGas’ operations span across North America with approximately 70% or more of the company’s revenue, assets and employees located in the U.S. In recognition of the breadth and scale of its North American operations, AltaGas updated its peer comparators in 2018 following the acquisition of WGL from a single Canadian peer group to include both a Canadian and a U.S. peer group for benchmarking executive compensation to reflect the company’s broadened competitive market and the need to attract, retain and motivate top executive talent required to take the company forward. Incorporating the U.S. market provides the desired North American perspective and ensures that the company’s peer group is reflective of the size and scope of companies with which AltaGas competes for executive talent. While AltaGas remains a Canadian headquartered company, the North American scope of our business and the continued recruitment of executive talent from the United States into key roles further supports the use of Canadian and U.S. peers in benchmarking compensation. Senior leadership changes over the last several years have focused on building the organizational capabilities and competencies needed to execute AltaGas’ transformational initiatives. With two major business units and significant operations in both Canada and the U.S., it is essential that we retain and incent leaders who can effectively manage this complexity. AltaGas executives are each benchmarked against a weighting of the Canadian and U.S. peer groups based on the scope of their responsibilities and the relevant market for talent. The weightings of the peer groups as they apply to each executive are outlined in “2020 Compensation Overview – Peer Group Weighting”. To address foreign exchange fluctuations as they relate to compensation, a foreign exchange rate conversion is set at a five- year historical average rate, to reduce the impact of short-term foreign exchange fluctuations on executive compensation.

AltaGas Ltd. – 2021 Management Information Circular 58 33% 27% 40% Canadian Compensation Peer Group by Industry Oil & Gas Exploration & Production (33%) Midstream (27%) Utilities & Power (40%) 7% 20% 73% U.S. Compensation Peer Group by Industry Oil & Gas Exploration & Production (7%) Midstream (20%) Utilities & Power (73%) Canadian Peer Group Companies Algonquin Power & Utilities Corp. ARC Resources Ltd. ATCO Ltd. Cenovus Energy Inc. Crescent Point Energy Corp. Emera Incorporated Fortis Inc. Gibson Energy Inc. Husky Energy Inc.(1) Hydro One Limited Inter Pipeline Ltd. Keyera Corp. Ovintiv Inc. Pembina Pipeline Corporation TransAlta Corporation U.S. Peer Group Companies Alliant Energy Corporation Ameren Corporation Atmos Energy Corporation Black Hills Corporation Buckeye Partners LP (2) CenterPoint Energy Inc. Chesapeake Energy Corporation CMS Energy Corporation Enlink Midstream LLC New Jersey Resources Corporation NiSource Inc. Pinnacle West Capital Corporation Southwest Gas Holdings Inc. Spire Inc. Targa Resources Corp. Notes: (1) Husky Energy Inc. was acquired by Cenovus Energy Inc. as of January 2021. (2) Buckeye Partners LP was acquired late in 2019 and has been removed from the 2021 peer group. (3) Based upon our annual review and the recommendations of our compensation advisors, minor updates were made to the peer group for 2020 to reflect better alignment to the P50 market data of peer metrics and align our peer group with AltaGas’ business mix and strategic focus on its Utilities and Midstream businesses. Gibson Energy Inc. and TransAlta Corporation were added to the Canadian peer group and Northland Power Inc. was removed. For the U.S. peer group, New Jersey Resource Corporation, Spire Inc. and Black Hills Corporation were added and Vistra Energy Corp. and OneOK Inc. were removed.

AltaGas Ltd. – 2021 Management Information Circular 59 The following chart demonstrates where AltaGas was positioned compared to the companies in each of the two peer groups based on selected financial metrics when the 2020 peer group was set in 2019. AltaGas primarily focused on revenue, asset value, market value and enterprise value when determining its peer group. The majority of companies in both peer groups had revenue, asset value and enterprise values that were within the range of 50% to 200% of ours at the time the peer group was set. Notes: (1) Values for revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) reflect 12-month trailing. (2) Reflects most publicly reported data as of September 30, 2019. (3) Market capitalization and enterprise value as of September 30, 2019. (4) U.S. data converted at the 5-year exchange rate of $1.296 (as of September 30, 2019) where applicable. $0 $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 $ millions (CAD) Canadian Compensation Peer Group $0 $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 $ millions (CAD) U.S. Compensation Peer Group ALTAGAS 2019 MARKET P75 MARKET P50 MARKET P25

2020 COMPENSATION OVERVIEW

Compensation Program Elements

AltaGas' total compensation program includes the following components that are discussed in further detail in the following sections.

			Long-Term Incentives	
	Base Salary	Short-Term Incentives	PUs & RUs	Stock Options
Purpose	Provide annual compensation and compensate employees for fulfillment of job responsibilities.	Reward achievement of annual value driver objectives.	Align compensation with long-term performance goals, and link executive compensation with long-term Shareholder value creation. NEO compensation is heavily weighted to PUs.	
Performance Period/expiry	Ongoing	1 year	3 years	6 years
Payment	Ongoing	In March after end of performance period	After end of performance period	After vesting period, on employee exercise
Cash or Shares	Cash	Cash	Cash	Shares from Treasury

Compensation Program Evolution

With the business scope and complexity of AltaGas having materially changed over the last few years following the acquisition of WGL in mid-2018, the HRC Committee and Board have focused on adopting compensation changes that are aligned enterprise-wide and motivate the executives to transform the enterprise in order to achieve our target corporate results and strategic objectives. The following timeline sets forth some of the significant compensation changes completed.

2018	✓	Established a new dual Canadian and U.S. peer group model reflective of the breadth and scale of operations that are U.S. based. The weighting of the peer groups for each executive reflects the oversight required to fulfill their scope of responsibilities and the relevant market for talent
	✓	Implemented new PU peer group to consist of Canadian utilities and midstream peer companies with which AltaGas competes for capital
	✓	Updated PU measures starting with the 2018 LTI grants to be an equal weighting of funds from operations per share and total shareholder return to better align with Shareholder experience
	✓	Adopted a floor value for stock options of $2.50 per Option, reducing the number of Options granted in 2018 by 49% and in 2019 by 60%
2019	✓	Revised STI framework to better align individual performance and rewards with corporate and divisional results. The STI Plan does not fund unless certain financial targets are met. Performance measures are based on strategic, operational, financial and corporate social responsibility measures
	✓	LTI plans aligned enterprise-wide
	✓	Focused long-term incentive grants to more at-risk pay on PUs (60 - 65%) and Options (35 - 40%)
	✓	Amended LTI Plans to include double-trigger requirements for vesting of Options, PUs and RUs on a change of control of the company and, in certain circumstances, an assessment of performance for PUs at the date of the change of control
	✓	Aligned WGL compensation framework with AltaGas' compensation framework
2020	✓	Full alignment of compensation framework, STI and LTI plans across the enterprise

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AltaGas Ltd. – 2021 Management Information Circular 61 Named Executive Officers This Compensation Discussion and Analysis (CD&A) discusses the material elements of compensation for the named executive officers (“NEOs”) listed below. Randall Crawford, President and Chief Executive Officer As President and CEO, Mr. Crawford leads the development and execution of AltaGas’ strategic plan. With a focus on Midstream and Utilities, he oversees the reshaping of our company and optimization of our businesses to drive AltaGas through the next phase of growth and value creation. Mr. Crawford is a seasoned executive with more than 30 years of experience in the natural gas industry in both Utilities and Midstream businesses. Prior to joining AltaGas, Mr. Crawford was Senior Vice President and President, Midstream and Commercial with EQT Corporation, a premier U.S. integrated gas company. Mr. Crawford holds a Bachelor of Science in Accounting and Economics from West Virginia Wesleyan College and has obtained his Certified Public Accountant designation. For additional biographical information, see “Director Nominees”. D. James Harbilas, Executive Vice President and Chief Financial Officer In his role as Executive Vice President and CFO, Mr. Harbilas is responsible for the overall financial strategy of AltaGas as well as its treasury, corporate development and capital market functions. Mr. Harbilas joined AltaGas from Enerflex Ltd., a Calgary-based, international natural gas services company, where he served as Executive Vice President and Chief Financial Officer for over 11 years. Prior to that, he served as Vice President, Finance and Chief Financial Officer of Fortis Alberta Inc., a regulated utility. Mr. Harbilas holds a Bachelor of Commerce degree from Concordia University and is a member of the Chartered Professional Accountants of Alberta. Donald (Blue) Jenkins, Executive Vice President and President, Utilities and President, Washington Gas In his role, Mr. Jenkins provides leadership of the Utilities division, and is responsible for aligning the divisional strategy, advancing customer experience and operational excellence with AltaGas’ strategic direction. Mr. Jenkins brings more than two decades of experience in all facets of the energy industry including senior leadership roles in commercial strategy, business development, trading, information technology and safety. Before joining AltaGas, Mr. Jenkins served as Chief Commercial Officer at EQT Corporation and also held various executive roles with BP. He holds a Master of Business Administration degree from the Kellogg School of Management at Northwestern University and a Bachelor of Science in Accounting from Brigham Young University. Corine Bushfield, Executive Vice President and Chief Administrative Officer In her role as Executive Vice President and Chief Administrative Officer (“CAO”), Ms. Bushfield is responsible for corporate-wide functions including procurement, human resources and information technology. Ms. Bushfield is a Chartered Professional Accountant with more than 20 years of oil and gas industry experience. Over her career, Ms. Bushfield has worked at PricewaterhouseCoopers in the auditing and transaction services groups, Encana Corporation as Vice President and Assistant Controller, and with Long Run Exploration as Senior Vice President and Chief Financial Officer. Ms. Bushfield holds a Bachelor of Commerce degree from the University of Calgary and is a member of the Chartered Professional Accountants of Alberta. Brad Grant, Executive Vice President and Chief Legal Officer In his role as Executive Vice President and Chief Legal Officer (“CLO”), Mr. Grant oversees and provides counsel to corporate management on legal, regulatory, land, Indigenous peoples, stakeholder relations and environment, health and safety matters. Mr. Grant has extensive experience in the petroleum and natural gas and power sectors and was formerly managing partner of the Calgary office of a national law firm. Mr. Grant holds a Bachelor of Commerce degree from the University of Saskatchewan and a joint Bachelor of Laws and Master of Business Administration degree from the University of British Columbia.

2020 NEO Compensation Summary

The 2020 NEO compensation approved by the HRC Committee and Board is summarized below.

	Annual Base Salary	STI Target (% of Base Salary)	LTI Target (% of Base Salary)	Compensation At-Risk
Randall Crawford President & CEO	US$925,000	100%	400%	83%
James Harbilas EVP & CFO	$515,000	75%	230%	75%
Blue Jenkins EVP & President, Utilities	US$550,000	80%	210%	74%
Corine Bushfield EVP & CAO	$452,000	60%	200%	72%
Brad Grant EVP & CLO	$452,000	60%	200%	72%

Base salary and incentive targets are set annually in December effective for the coming year. These compensation recommendations are made by the HRC Committee and reviewed with the Board for approval. In setting executive compensation, the scope of responsibility of each executive is considered to determine the weighting of the Canadian vs. U.S. peer group to be applied. The proposed compensation is benchmarked against the peer group market data and factors in both individual and corporate performance. Consistent with our annual cycle timelines, 2020 compensation was approved in December 2019, effective for January 1, 2020.

Based on the 2020 compensation review, increases to base salary and LTI targets were approved as a result of the increase in U.S. peer group weightings, the company's strong 2019 corporate performance and to incent critical talent to continue to transform the organization and execute the company's strategic plan. The increase in U.S. peer group weightings was to reflect the executives' scope of responsibility across the two diversified businesses with a significant U.S. footprint. No compensation changes were made for Blue Jenkins in 2020, who joined AltaGas in December 2019. For his role, a North American search was conducted, which provided further insight into market competitive compensation practices. This insight was used in setting the compensation for Mr. Jenkins and in setting the other executive increases in December 2019.

In determining the increases, heavier weighting was intentionally placed on at-risk components to align executive compensation with long-term company performance, while discouraging inappropriate short-term risk taking. For 2020, Randy Crawford's salary increased by $25,000 (2.8%) to US$925,000 and his LTI target increased by 33% from 300% to 400%, resulting in a corresponding increase in his compensation at-risk from 80% to 83%. For 2020, James Harbilas' salary increased by $15,000 (3.0%) to $515,000 and his LTI target increased by 15% from 200% to 230%. For Corine Bushfield and Brad Grant, their salary increased by $12,000 (2.8%) to $452,000 and their LTI targets increased by 11% from 180% to 200%.

With compensation being set prior to the onset of the global COVID-19 pandemic, the HRC Committee monitored compensation against performance and the impacts of COVID-19 affecting the business. With the resilience displayed by the business and AltaGas' robust financial results in the higher end of the guidance range despite the challenges associated with the pandemic, the HRC Committee did not make any adjustments to the approved compensation for NEOs during 2020.

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NEO Compensation Mix

AltaGas targets a significant percentage of executive total compensation to be at-risk and weighted toward long-term incentives. This design provides for strong alignment between executive compensation and long-term company performance, while discouraging inappropriate short-term risk taking.

In 2020, AltaGas' targeted compensation mix for executives continued to be as follows:



CEO Pay Mix
20%
20%
60%
~80%
at-Risk
Base Salary (20%)
Short Term Incentive Plan (20%)
Long Term Incentives (60%)



NEO Pay Mix
25%
20%
55%
~75%
at-Risk
Base Salary (25%)
Short Term Incentive Plan (20%)
Long Term Incentives (55%)

Peer Group Weighting

For executive compensation benchmarking, a weighted average of the Canadian and U.S. peer groups is used for each executive. The weighting of the Canadian and U.S. peer groups is reviewed and set annually for each AltaGas executive based on the scope of responsibility and the relevant market for talent.

In setting executive compensation for 2020, the HRC Committee reviewed the peer group weightings and approved an increase in the U.S. peer group weighting for all NEOs other than Blue Jenkins who was already weighted 100% toward the U.S. peer group. For Randy Crawford, his U.S. peer group weighting moved from 50% to 67% and for James Harbilas, Corine Bushfield and Brad Grant, the weighting moved from 33% to 50%. As described above, this change reflects the scope of responsibility of the executives which spans across two diversified platforms with a significant U.S. footprint (approximately 70% or more of the company's assets, revenue and employees are U.S. based). In addition, the relevant market for talent acquisition was also considered for each role.

The application of the peer groups to each NEO is summarized below:

	Canadian Peer Group	U.S. Peer Group
Randall Crawford President & CEO	33%	67%
James Harbilas EVP & CFO	50%	50%
Blue Jenkins EVP & President, Utilities	0%	100%
Corine Bushfield EVP & CAO	50%	50%
Brad Grant EVP & CLO	50%	50%

Base Salary

Base salary provides a competitive rate of annual compensation, targeting approximately the 50th percentile of AltaGas' peer groups, while recognizing the executives' skills, competencies and responsibilities.

AltaGas executive salaries are reviewed by the HRC Committee and recommended to the Board for approval.

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AltaGas Ltd. – 2021 Management Information Circular 64 Short-Term Incentive Plan AltaGas’ STI Plan provides an annual cash performance incentive tied to the achievement of corporate, divisional and individual results. The STI compensation for executives is recommended by the HRC Committee and approved by the Board. STI Process The STI process includes the following steps to ensure that compensation determined under the STI Plan aligns with our pay-for-performance philosophy. Set STI Plan Targets As part of the annual review of executive compensation, STI targets are set as a percentage of base salary. Set targets are based on review of market and peer group compensation data, compared against the relative responsibilities and level of experience required for the position, as discussed under “Compensation Benchmarking” above. STI targets for executives are approved annually by the HRC Committee and the Board. Set Performance Criteria at Beginning of Year The STI pool is determined to be eligible for funding based on the achievement of a set financial performance target. For 2020, the HRC Committee and the Board set the target based on meeting normalized EBITDA from the 2020 business plan. Once the STI pool is determined to be funded, the amount of the funding is based on the results of divisional and corporate value drivers (objectives). Value drivers are set annually based on a combination of strategic, financial, capital and operational efficiency and CSR objectives. The combination and weighting of the set value drivers is dependent on the priorities established for the year. Each value driver has objective measures established for determining success and exceeds ratings. Maximum payout is 2x target. These value drivers are reviewed and approved by the HRC Committee and Board at the beginning of each year. Evaluate Performance Results at Year End In evaluating annual results, the first step is to determine if the set financial performance target is met. If the threshold financial performance target is not met, the STI pool will not fund and no payouts will be made. For 2020, the normalized EBITDA actual results had to meet the threshold of 80% or greater of the financial performance target for the STI pool to be funded, with no STI pool funded if actual results were below 80% of target. The Audit Committee reviews the normalized EBITDA result and approves the funding of the STI pool. Performance below the financial target and above the 80% threshold of normalized EBITDA correspondingly reduces the size of the STI pool. Performance at target fully funds the STI pool. Performance exceeding the financial target does not increase the size of the STI pool. Once the STI pool is funded, the amount of the pool payout is determined based on the achievement of the divisional and corporate value drivers. For each value driver, actual performance results are reviewed and compared to success and exceeds measures approved at the beginning of the year. If the result meets a ‘success’ measure, the payout is 1x. If a result meets an ‘exceeds’ measure, the payout is up to 2x. The weighted average of the total value driver results determines the size of the pool to be distributed to individuals based on their achievement and contribution to the value driver results. The value driver results are reviewed and approved by the HRC Committee and Board. Determine Individual Awards After setting the STI pool available for distribution, individual STI awards are determined based on an individual’s achievement and contribution to the value driver results. Individual performance for AltaGas executives is reviewed by the President and CEO. The President and CEO considers each executives’ contributions to the achievement of AltaGas’ value driver results and recommends a STI performance multiplier to be applied against his/her STI target to the HRC Committee. The HRC Committee reviews the recommendations with the President and CEO and recommends the final multiplier to the Board for approval. The value drivers and performance results for the President and CEO are reviewed and recommended by the HRC Committee and approved by the Board based on AltaGas’ corporate performance and achievement of the divisional and corporate value drivers. Individual STI awards can range from 0 - 2.5x the STI target for each executive, subject to the overall maximum STI pool available for allocation. The Board and executive believe that this STI Plan design allows for the ability to recognize and reward superior individual contributions towards the achievement of enterprise-wide results. No STI awards are made to any executive officer who does not meet the targets applicable to them. 1 2 3 4

AltaGas Ltd. – 2021 Management Information Circular 65 Calculation of STI Awards For 2020, the normalized EBITDA targets for the divisions and corporate were set based on the 2020 business plan. The corporate target was set within the publicly disclosed 2020 normalized EBITDA guidance range of $1.275 to $1.325 billion. The 2020 value drivers were set based on a combination of strategic, financial, capital and operational efficiency and CSR objectives, with CSR weighted at 15% of the total value drivers. Each value driver had success (1x payout) and exceeds (up to 2x payout) measures approved by the Board that was used to evaluate 2020 performance results. For 2020, the value drivers included: Achieve set business unit operating and financial metric targets and improvements Achieve our allowed regulatory rate of return and system availability targets Maximize utilization of existing assets and meet the goal of ongoing cost reduction, while achieving process and technology improvements Develop a multi-year operational excellence program strategy Meet milestone and targets for RIPET optimization and LPG supply Achieve CSR factors, including in relation to ethical practices, compliance and leadership in safety and environment, diversity and inclusion, cyber/IT and corporate practices and regulations Complete strategic capability review to develop plans to align, engage and develop people As an essential service provider, we have a long history of linking our commitment to providing safe and reliable service to our core values as well as our short-term incentive program. With the onset of the COVID-19 pandemic, we added measures to our operational value drivers to ensure our business continuity plans were robust, to provide safe, reliable service, while supporting our customers and the health and safety of our employees during these challenging times. The success and exceeds measures for each value driver have not been disclosed for competitive reasons. 2020 Achieved Results Before determining individual STI awards, the HRC Committee and the Board reviewed the actual normalized EBITDA results compared to the financial performance target and the value drivers for the divisions and corporate. The Audit Committee reviewed the normalized EBITDA calculation and recommended the funding of the STI pool. Normalized EBITDA is a non-GAAP measure. For details of the normalizing adjustments and a reconciliation to the closest GAAP measure, refer to the disclosure under “Advisories – Non-GAAP Financial Measures”. Normalized EBITDA results for 2020 were $1.310 billion, which was in the upper end of the guidance range that AltaGas provided at the start of the year. The HRC Committee, based on a recommendation by the Audit Committee, recommended no adjustments to normalized EBITDA for either favourable or unfavourable one-time items. As a result, the normalized EBITDA results as presented by operating segment in the MD&A for the year-ended 2020 was used to determine the funding of the STI pool. The STI pool funding and performance was reviewed by internal audit, and the financial results to support the funding of the STI pool were reviewed by the Audit Committee. Despite the challenges associated with the global COVID-19 pandemic and other economic headwinds, AltaGas delivered strong 2020 results that demonstrated the resilience of the business. This included the company’s normalized EPS growth and total shareholder returns, both being at the top of AltaGas’ PU peer group (see “Long-Term Incentive Program – Performance Unit Measures”). Divisional / Corporate adjusted EBITDA must be 80% of target for STI pool to be funded STI pool determined based on value driver results Success = 1x Exceeds = 2x Base Salary Earned ($) STI Target (%) Individual STI Award ($) 1 2 3 Individual Performance Results (0 - 2.5x) Individual award determined based on contribution to achieving value drivers

The following are some of the company's notable value driver accomplishments:

- ✓ Achieved normalized EBITDA of $1.310 billion for 2020, which was at the higher-end of the guidance range of $1.275 - $1.325 billion, despite the challenges associated with the COVID-19 pandemic
- ✓ Achieved normalized EPS of $1.42, eclipsing AltaGas' $1.20 - $1.30 guidance range; an increase of 14% over 2019
- ✓ Provided leadership to enable the organization to navigate through the challenges of the pandemic, while assisting the communities in which our customers and employees reside with their COVID-19 response; this included the deployment of an additional $1 million in community relief funding
- ✓ Maintained our business continuity and provided safe, reliable service to our Utilities' customers and to our domestic and global markets through our Midstream operations, while supporting the health and safety of our workforce
- ✓ Continued to build the senior leadership teams, with the right mix of backgrounds, experience and diversity of perspectives to foster collaboration and innovation to drive our culture of performance; this included the establishment of the new role of Executive Vice President and Chief External Affairs and Sustainability Officer to lead our ESG initiatives
- ✓ The Utilities showed marked progress in advancing the company's operational excellence model, which is centered on better customer outcomes, with full-year 2020 realized ROE at WGL increasing by approximately 150 basis points year-over-year, driven by ongoing capital, regulatory and cost discipline
- ✓ Successfully reduced Utilities incoming leak rates by more than 15% year-over-year, which reduces GHG emissions
- ✓ Significantly advanced AltaGas' global energy export strategy through the Midstream acquisition in December 2020 of an additional 37% equity interest in Petrogas including taking operational responsibility for the business, with integration accelerated to provide strong contribution in 2021
- ✓ Despite supply chain headwinds realized late in Q3 and early Q4 of 2020, RIPET demonstrated strong execution and achieved the company's 50,000 Bbls/d exit rate target (included RIPET export volumes averaging 50,600 Bbls/d in December 2020), well-positioning RIPET and Ferndale to support sturdy corporate earnings growth in 2021
- ✓ Completed Midstream expansions at Townsend 2B (200 MMcf/d) and North Pine (10,000 Bbl/d)
- ✓ Deployed ~$900 million self-funded capital program
- ✓ Executed ~$440 million of non-core asset sales
- ✓ Continued to de-lever the capital structure, maintain investment grade credit rating, and stagger, extend and de-risk AltaGas' maturity profile
- ✓ Refinanced 2020 debt maturities at lower interest rates

The following graph outlines AltaGas' total shareholder return from December 31, 2018 in comparison to AltaGas' PU peer group. As depicted in the graph, total shareholder return for AltaGas increased by approximately 50% from December 31, 2018 to December 31, 2019. Despite significant market volatility over 2020, total shareholder return remained stable from year-end 2019 to 2020. This performance significantly exceeded AltaGas' PU peer group (see "Long-Term Incentive Program – Performance Unit Measures"). We believe this speaks to the resilience of our organization and the purposeful actions we have taken over the past few years to re-focus and de-risk our business and is a reflection of the significant progress that we have made toward executing our long-term strategy.

Two Year TSR
(December 31, 2018 - December 31, 2020)



180
160
140
120
100
80
60
Indexed To 100
ALA-CA
PU Peer Group
Dec. 31, 2018
Mar. 29, 2019
Jun. 28, 2019
Sep. 30, 2019
Dec. 31, 2019
Mar. 31, 2020
Jun. 30, 2020
Sep. 30, 2020
Dec. 31, 2020

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AltaGas Ltd. – 2021 Management Information Circular | 66

Determining Individual Awards

Individual STI awards are determined based on each executive's achievement and contribution to the divisional and corporate value driver results. The executive's performance is reviewed and compared to the success and exceeds measures for each value driver. The Board and HRC Committee consider the executive's performance and incremental value added to the overall success achieved by AltaGas when determining STI awards.

Based on the executive's achievements during the year, the President and CEO recommends the STI performance multiplier to be applied against his/her STI target to the HRC Committee. The HRC Committee recommends and the Board approves the final multiplier.

Based on the President and CEO's achievements during the year, the HRC Committee recommends the STI performance multiplier to be applied against his STI target to the Board for approval.

The Board reviewed AltaGas' achieved results against the set value drivers and each executive's individual contributions toward those value drivers and determined that the executives both met and exceeded specific value drivers. In making these determinations, the Board recognized that 2020 was a strong year both financially and operationally for AltaGas and the Board was extremely proud of what was accomplished. These successes were delivered despite the challenges of the pandemic and the leadership team remained steadfast in refocusing and de-risking the business while advancing initiatives to drive future growth and successfully executing one of the largest capital programs in AltaGas' history.

Based on the performance of the executive team in 2020 against the targets set in early 2020, the STI program paid out at the following amounts to each executive. A listing of each NEO's key 2020 accomplishments follows the table. For Mr. Crawford, total direct compensation (salary + STI + LTI) awarded including his 2020 STI is at approximately the 65th percentile of the peer group. This result aligns with the company's pay-for-performance philosophy such that when performance goals are achieved, total compensation meets or exceeds the median of the peer group.

Name	Salary	STI Target %	STI Target $	2020 STI Payment $
Randall Crawford(1) President & CEO	$1,240,888 (US$925,000)	100%	$1,240,888 (US$925,000)	$2,047,464 (US$1,526,250)
James Harbilas EVP & CFO	$515,000	75%	$386,250	$695,250
Blue Jenkins(1) EVP & President, Utilities	$737,825 (US$550,000)	80%	$590,260 (US$440,000)	$1,062,468 (US$792,000)
Corine Bushfield EVP & CAO	$452,000	60%	$271,200	$461,040
Brad Grant EVP & CLO	$452,000	60%	$271,200	$461,040

Note:

(1) Salary and STI payments for Mr. Crawford and Mr. Jenkins are made in U.S. dollars and have been converted to Canadian dollars using the 2020 annual average USD/CAD exchange rate of $1.3415.

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AltaGas Ltd. – 2021 Management Information Circular 68 In determining the STI awards, the Board considered the following accomplishments for each NEO 2020. Employee 2020 Key Accomplishments Randall Crawford President & CEO Demonstrated outstanding leadership of the organization during the pandemic, including the direction to establish a $1 million COVID-19 relief fund deployed to support the communities in which our customers and employees reside Provided oversight of our business continuity plans to provide safe, reliable service to our Utilities’ customers and to our domestic and global markets through our Midstream operations, while supporting the health and safety of our workforce Continued to build the senior leadership teams, with the right mix of background, experience and diversity of perspectives that fosters collaboration and innovation to drive our culture of performance Led the five-year strategic planning initiative with clear direction and focus on execution to capitalize on the growth potential of the Utilities and Midstream businesses Significantly advanced our global energy export strategy through the acquisition of an additional equity interest in Petrogas, including taking operational responsibility; accelerated senior leadership integration to ensure future success Led achievement of normalized EBITDA of $1.310 billion for 2020, at the higher-end of our guidance range of $1.275 - $1.325 billion, despite COVID-19 headwinds Led achievement of normalized EPS of $1.42, eclipsing AltaGas’ $1.20 - $1.30 guidance range, an increase of 14% over 2019 Oversight of the deployment of ~$900 million self-funded capital program Executed ~$440 million of non-core asset sales Continued to de-lever the capital structure, maintain investment grade credit rating, and stagger, extend and de-risk AltaGas' debt maturity profile Increased emphasis on corporate social responsibility including in the areas of safety, environment, diversity and inclusion, including the establishment of the new role of Executive Vice President and Chief External Affairs and Sustainability Officer to lead ESG initiatives Continued focus on safety performance and culture of safety James Harbilas EVP & CFO Led achievement of normalized EBITDA of $1.310 billion for 2020, at the higher-end of the guidance range of $1.275 - $1.325 billion despite COVID-19 headwinds Led achievement of normalized EPS of $1.42, eclipsing AltaGas $1.20 - $1.30 guidance range, an increase of 14% over 2019 Oversight of the deployment of ~$900 million self-funded capital program Executed ~$440 million of non-core asset sales Led structuring and financing of Petrogas acquisition which significantly advanced our global energy export strategy Continued to de-lever the capital structure, maintain investment grade credit rating, and stagger, extend and de-risk AltaGas' maturity profile Refinanced 2020 debt maturities at lower interest rates; forecasted to save ~$30 million in run-rate cash savings Achieved target of controllable Corporate General and Administrative (“G&A”) cost reduction of 10% Improved strategic planning process, including updated comprehensive 5-year plan across the organization with a capital allocation framework and hurdle rates

AltaGas Ltd. – 2021 Management Information Circular 69 Blue Jenkins EVP & President, Utilities Executed key Utilities leadership changes to build organizational capability to execute strategic priorities (SVP Strategy & Innovation, Utilities; SVP Regulatory, Utilities; VP Customer Experience, Utilities) and to foster and drive a culture of performance Leadership to the Utilities business to ensure business continuity plans executed and safe, reliable service provided to customers, while supporting the health and safety of our workforce Increased focus on customer experience, including suspension of disconnects and wavier of late fees, customer outreach to assist with access to government funding and assistance within communities in obtaining safety supplies Achieved normalized EBITDA of $788 million, above budget despite COVID-19 headwinds; an increase of 13% over 2019 Achieved rate base growth of 6% year-over-year Disciplined investments of $743 million in our Utilities platform, with capital spending heavily weighted towards Accelerated Pipeline Replacement Programs which permit the modernization of aging infrastructure to improve the safety and reliability of service and contribute toward GHG emission reductions Advanced the Utilities' operational excellence model, which is centered on better customer outcomes, with full-year 2020 realized ROE at WGL increasing by approximately 150 basis points year-over-year, driven by ongoing capital, regulatory and cost discipline Successfully reduced Utilities incoming leak rates by more than 15% year-over-year, which reduces our GHG emissions Corine Bushfield EVP & CAO Leadership and effective management during the COVID-19 pandemic, to ensure employees were able to meet their responsibilities and the work force remained engaged Effectively transitioned non-critical operational roles to work remotely Led execution of key Corporate and Utilities leadership changes to build organizational capability to execute strategic priorities (SVP & Chief Human Resources Officer; SVP Investor Relations & Corporate Development; SVP Strategy & Innovation, Utilities; SVP Regulatory, Utilities; VP Customer Experience, Utilities) Accelerated the integration of the Petrogas leadership team within AltaGas to ensure future success, with integration going smoothly and the organization benefiting from the experience and the cultural fit Increased emphasis on corporate social responsibility, including safety, environmental, diversity and inclusion, including the hiring of VP, People and Culture who focused on the building of our Employee Resource Groups Achieved target of controllable Corporate G&A cost reduction of 10% Brad Grant EVP & CLO Led the execution of the Petrogas transaction, which significantly advanced our global energy export strategy through the acquisition of the additional equity interest; with integration accelerated to provide strong contribution in 2021 Environmental, Health and Safety leadership across the organization during the COVID- 19 pandemic, to ensure safe and reliable service provided to customers while keeping employees safe Supported execution of ~$440 million of non-core asset sales and the continued de- levering of the capital structure Enhanced stakeholder relations function, including entering into relationship agreements with key Indigenous groups Implemented company-wide Community Investment platform (Benevity) and guidelines, including the deployment of an additional $1 million to support the communities in which both our customers and employees reside Increased emphasis on corporate social responsibility including the advancement of EHS initiatives (Life Saving Rules, Get a grip, TapRoot incident investment process, compliance training) Normalized EBITDA and normalized EPS are non-GAAP measures. For details of the normalizing adjustments and a reconciliation to the closest GAAP measure, refer to the disclosure under “Advisories – Non-GAAP Financial Measures”.

Long-Term Incentive Program

AltaGas' LTI program is intended to align executive and Shareholder interests by directly linking a portion of executives' total compensation with long-term Shareholder value. LTI grants are typically awarded on an annual basis, after considering competitive compensation benchmark data, the executive's level of responsibility, sustained performance and need for retention of critical skills. The Board, as recommended by the HRC Committee, approves the grants under the LTI program.

	Performance Units (PUs)	Restricted Units (RUs)	Options
Description	Variable cash compensation that rewards employee performance over a 3-year period for the achievement of AltaGas performance targets. Performance below a pre-determined range will result in a zero payout.	Variable cash compensation that rewards employees over a 3-year period for the achievement of AltaGas performance targets. RUs only vest if the company pays a dividend during the vesting period.	Variable equity-based compensation that rewards employees for creating long-term shareholder value. Granted in the form of options to purchase Shares which typically vest over 3 years and expire after a period of 6 to 10 years. The realizable value is determined based on the increase in Share price.
Vesting	3-year cliff vesting	2018 & prior: 1/3 each year for 3 years 2019 & post: 3-year cliff vesting	1/3 each year for 3 years
Performance period / expiry	3 years		Pre 2014: 10 years 2014 & post: 6 years
Payout value	# units (incl dividend accumulations) x Share price x performance multiplier	# units (incl dividend accumulations) x Share price	# units x (Share price less Option grant price)
Performance multiplier	2015 - 2017: 0 - 2.4x 2018 - 2020: 0 - 2x	-	-
Form of payout	Cash		Shares
Timing of payout	Vesting Date		Time of exercise

AltaGas amended its LTI Plans, including the Phantom Unit Plan (PUs and RUs) and the Option Plan (Options) in 2019 to allow for LTI awards under both plans to continue (without automatically vesting) in the event of a change of control in certain circumstances. LTI awards granted under the amended plans will vest on a change of control only if there is also an associated termination within one year of the change of control or if the resulting entity does not or cannot assume the obligations of AltaGas under the outstanding agreements. Additional details of the Phantom Unit Plan and Option Plan are included in "Schedule B".

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2020 LTI Grants

Similar to 2019, the LTI grants in 2020 to executives were heavily weighted in the form of PUs. The 2020 grant mix for NEOs was 60% PUs and 40% Options.

			Allocation					
	LTI Target		PUs[1]		RUs		Options[2]	
Name	% of Salary	Grant Value	# Units	% of Grant Value	# Units	% of Grant Value	# Units	% of Grant Value
Randall Crawford[3]	400%	$4,828,130 (US$3,700,000)	146,826	60%	-	-	769,423	40%
James Harbilas	230%	$1,184,500	36,021	60%	-	-	188,765	40%
Blue Jenkins[3]	210%	$1,507,169 (US$1,155,000)	45,834	60%	-	-	240,185	40%
Corine Bushfield	200%	$904,000	27,491	60%	-	-	144,064	40%
Brad Grant	200%	$904,000	27,491	60%	-	-	144,064	40%

Notes:

(1) Number of PUs granted were determined based on the percentage of total grant value divided by the five-day average closing price of the Shares preceding the grant date.

(2) Number of Options granted were determined based on the percentage of the total grant value divided by $2.51 per Option, which was the higher of (i) the established floor of $2.50 per Option; and (ii) the value from the Black-Scholes-Merton valuation model.

(3) Salaries for Mr. Crawford and Mr. Jenkins are set in U.S. dollars. LTI target grant value was determined in Canadian dollars by using the five-year average USD/CAD exchange rate of $1.3049 at the time of grant.

Performance Unit Measures

The HRC Committee believes that PU measures should link payments with corporate performance and Shareholder returns. PU measures were updated in 2018 to be based on 50% normalized funds from operations (FFO) per share and 50% relative total shareholder return (TSR) results compared to a PU peer group. The PU payout is capped at 2.0x target. The 2020 PU measures are consistent with those used for 2018 and 2019 grants. FFO is a non-GAAP measure. See "Advisories – Non-GAAP Measures".

The following table summarizes the PU payout multiplier for the 2020 PU grants with a vesting date in 2023.

		Relative TSR (50% weighting)			
		<25th Percentile (0x)	25th Percentile (0.5x)	50th Percentile (1x)	=>75th Percentile (2x)
FFO Per Share Growth (50% weighting)	>=9% (2.0x)	1.00	1.25	1.50	2.00
	7% (1.5x)	0.75	1.00	1.25	1.75
	5% (1.0x)	0.50	0.75	1.00	1.50
	2% (0.5x)	0.25	0.50	0.75	1.25
	<2% (0x)	0.00	0.25	0.50	1.00

The PU peer group for measuring relative TSR for the 2020 PU grants is consistent with that approved for the 2018 and 2019 PU grants and was approved by the HRC Committee and Board in October 2019.

The peer group is comprised of utilities and midstream Canadian peer companies, representing the companies that AltaGas directly competes with for market capital. In setting the PU peer group, various factors were considered by management in consultation with Mercer, including business mix and industry. Management's recommendations were considered by the HRC Committee, in consultation with Hugessen. The PU peer group includes the following companies: Algonquin Power & Utilities Corp., Enbridge Inc., Emera Incorporated, Fortis Inc., Gibson Energy Inc., Inter Pipeline Ltd., Keyera Corp., Pembina Pipeline Corp. and TC Energy Corporation.

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Performance Units Vesting in 2020

PUs granted as part of the 2016 LTI grant and 2017 LTI grant both vested in 2020.

The 2016 LTI grant for AltaGas employees was approved in 2016 but not granted until March of 2017 due to a corporate blackout imposed in connection with the pending acquisition of WGL. Of the current NEOs, only Ms. Bushfield and Mr. Grant received 2016 PUs, which vested in March 2020 with a multiplier of 0.94x and paid out $0.5 million and $0.2 million, respectively. The payout was approximately 66% of the initial grant value.

The 2016 PU measures were based on the compound average growth rate of adjusted funds from operations ("**AFFO**") over 2017 to 2019. The PUs were also subject to a TSR modifier from 0.8x to 1.2x depending on AltaGas' actual performance results. Based on results achieved, the PU multiplier of 0.94x was approved by the Board upon the recommendation of the HRC Committee.

Measure	Target	Actual	Multiplier
AFFO	5% CAGR	5.7% CAGR	1.18x
TSR (1)	50th percentile	<25th percentile	0.80x
PU Multiplier			0.94x

Note:

(1) TSR modifier based on AltaGas' performance over the period compared to (i) the compensation peer group as disclosed in AltaGas' most recent information circular at the time of vesting; and (ii) the S&P/TSX Composite Index (excluding organizations with market capitalization less than $2 billion).

The 2017 LTI grant for AltaGas employees was granted in May 2017 and, of the current NEOs, only Ms. Bushfield and Mr. Grant received grants, which vested in May 2020 with a multiplier of 0.58x and paid out $0.1 million each. The payout was approximately 28% of the initial grant value.

The 2017 PU measures were based on the compound average growth rate of WGL AFFO over 2018 and 2019, and were also subject to a 0x to 1.5x modifier based on the success of integration of WGL. Based on results achieved the PU multiplier of 0.58x was approved by the Board upon the recommendation of the HRC Committee.

Measure	Target	Actual	Multiplier
WGL AFFO	7% CAGR	5.3% CAGR	0.58x
Integration Success	Successful	Successful	1.00x
PU Multiplier			0.58x

AFFO is a non-GAAP measure. For details of AFFO and a reconciliation to the closest GAAP measure, refer to the disclosure under "Advisories – Non-GAAP Measures".

Retirement and Savings Benefits

AltaGas provides retirement and other benefits to employees and executives as noted below as part of its total compensation package. AltaGas' retirement and savings framework sets out the governance structure and processes for overseeing the management and administration of plans sponsored by the company to ensure that they are being properly administered. The plans are reviewed regularly to ensure they are appropriately structured to reflect changes in AltaGas' business and the markets within which it competes for talent.

Defined Contribution Pension Plan

AltaGas has a registered defined contribution pension plan ("**DC Pension Plan**") for its Canadian employees, including executives. Under the DC Pension Plan:

- ✓ AltaGas contributes an amount equal to 4% of base salary plus an additional service-related match of optional employee contributions of up to 2% of base salary
- ✓ AltaGas' contributions on behalf of employees vest immediately
- ✓ Individuals direct the investment of both their own and AltaGas' contributions into one or a combination of target date funds, target risk funds, individual investment funds and/or guaranteed investment certificates

U.S. executives participate in a 401(k) plan. The 401(k) plans are tax-qualified retirement plans in which the NEOs participate on the same terms as other participating U.S. employees. Mr. Jenkins also participates in the WGL Defined Contribution Restoration

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AltaGas Ltd. – 2021 Management Information Circular 73 Plan which provides supplemental retirement benefits to employees whose base salary exceeds the limit set forth in Section 401(a)(17) of the U.S. Internal Revenue Code. See also “Retirement Plan Benefits – Defined Contribution Pension Plan”. Supplemental Executive Retirement Plan AltaGas provides a non-registered defined benefit retirement plan for executives to supplement their AltaGas-sponsored DC Pension Plan or equivalent U.S. retirement savings plan. The Supplemental Executive Retirement Plan (“SERP”) benefit is determined such that the value of each member’s total retirement benefit is equal to the value of an annual defined benefit pension of 2% of the member’s highest three-year average earnings multiplied by the member’s years of pensionable service. For purposes of determining the total retirement benefit value: (i) earnings are defined as the member’s base salary plus a portion of his or her target bonus (either 50% or 100%), as determined by the executive’s employment agreement and the competitive market for talent; (ii) one year of pensionable service is credited for each year of continuing employment service; (iii) the retirement benefit is a joint life pension with a guarantee that at least five years of payments will be made. If the member was married at retirement, after the death of the member, and the expiration of the five-year guarantee, the pension will be reduced to 60% for the remainder of the spouse’s lifetime; and (iv) a member with at least five years of pensionable service may retire starting at age 55. The accrued retirement benefit will be reduced by 3% per year for each year that retirement precedes the member’s attainment of age 60. The SERP will provide the difference between the value of the total retirement benefit determined above, and the deemed value of the member’s DC pension plan or equivalent employer-sponsored U.S. retirement savings plan. The SERP will pay this value to the member in equal payments from the date of the member’s retirement to the date the member attains age 70. If the executive is a U.S. taxpayer, the payout of the value will be over a 10-year period, commencing six months after retirement. The SERP benefits will be paid from the general revenue of AltaGas as payments become due. Security for the accruing liability, except for the liability related to members who are U.S. taxpayers, will be provided through a letter of credit arrangement. See also “Retirement Plan Benefits – Supplemental Executive Retirement Plan”. Perquisites AltaGas executives receive limited perquisites that are consistent with the competitive market and designed to attract and retain talent, including reserved parking, vehicle allowances, club memberships, executive medical and relocation assistance. Employee Share Purchase Savings Plan The Employee Share Purchase Savings Plan is designed to encourage equity ownership and to help ensure AltaGas’ compensation and benefits are market-competitive. This plan is offered to all Canadian employees, including executives. AltaGas employees may contribute up to 10% of their base salary, which is invested at the election of the employee, in either Shares or a money market fund, or a combination of the two options AltaGas matches employee contributions up to a maximum percentage of 5% of base salary based on the employee’s years of service with the company AltaGas’ contributions are invested in Shares which are purchased by the plan administrator from the market AltaGas’ contributions on behalf of employees vest immediately 2020 Performance Graph AltaGas delivered strong financial results despite the challenges of COVID-19 and its negative cascading impacts across the global economy. The company advanced numerous strategic and operational initiatives over the past year that underpin our long-term strategy to build a diversified Utilities and Midstream business designed to provide resilient and durable value for our stakeholders. We believe this performance speaks to the resilience of the platform and purposeful actions that the company has taken over the past two and a half years to re-focus and de-risk the business. In order to continue to achieve these outcomes, it is critical for us to have executives with the skills and experience to lead the organization and drive performance in line with Shareholder expectations and to ensure we have built the organizational capability to realize the full potential of the platform. This includes ensuring that we have breadth and depth of skills needed to support the scope and complexity of the business. It is also important that our senior leaders have philosophical views that are consistent with our core values.

The senior leadership team that has been built over the last few years has provided the right mix of background, experience, and diversity of perspectives to continue to drive the company forward. This is reflected in our strong Share price performance over the 2020 year compared to our peers.

The following table and graph compare the yearly percentage change in the cumulative Shareholder return over the last five years on the Shares (assuming a $100 investment was made on December 31, 2015), with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Dividend Index, two key Canadian benchmarks on the TSX where AltaGas' Shares trade. The values assume the reinvestment of any declared dividends or distributions. The table and graph also show the trend in total compensation paid to the CEO each year over the same period.

With the change to the compensation peer group to include U.S. peers in 2018 given the pronounced increase in the U.S. operations, target compensation for the CEO and NEOs increased. This increase in the market benchmark for the executive roles reflects the increased breadth, scope and complexity of the direct responsibilities of the AltaGas executives across the enterprise.

The actual realized compensation is aligned closely with AltaGas' performance since the appointment of Mr. Crawford in December 2018 and the significant leadership changes that have transpired since that time. The below chart also reflects that more than 50% of total compensation is based on longer-term incentives that use the Share price as a key component in determining the payout value of compensation awarded. Any change in the trading price of AltaGas' Shares has a direct impact on future realized compensation value for the CEO and NEOs pursuant to such at-risk compensation awarded.


Two-year Trailing TSR
S&P TSX Composite Index - 30%
AltaGas - 50%
Start of Senior Leadership Changes (Dec 2018)
CEO Pay $ millions
$8
$6
$4
$2
$0
200
150
100
50
0
Indexed TSR (%)
Dec. 31 2015 Dec. 31 2016 Dec. 31 2017 Dec. 31 2018 Dec. 31 2019 Dec. 31 2020
Year Ended
CEO Target Comp ($ Millions)
CEO Actual Comp ($ Millions)
AltaGas Ltd.
S&P/TSX Composite Index
S&P/TSX Composite Dividend Index

($ millions)	2015	2016	2017	2018	2019	2020
AltaGas Ltd.	100	117	106	57	86	86
S&P/TSX Comp Index	100	121	132	120	148	156
S&P/TSX Comp Div Index	100	124	136	124	151	152
CEO Target Comp(1)	$2.54	$1.77	$2.59	$5.89	$5.77	$7.32
CEO Actual Comp(2)	$1.55	$2.00	$2.77	$2.17(3)	$3.58	$3.29
CEO	Cornhill	Harris	Harris	Crawford	Crawford	Crawford

Notes:

(1) CEO Target Comp reflects target value for total direct compensation of the CEO (base salary, STI and LTI granted to the CEO in place as at December 31st).

(2) CEO Actual Comp reflects salary and STI earned and LTI compensation paid out on RU and PU vesting or exercise of Options during the year.

(3) 2018 CEO Actual reflects annualized value of actual compensation earned in 2018 for Mr. Crawford.

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EXECUTIVE COMPENSATION INFORMATION

The following tables and discussion relate to compensation paid to AltaGas' NEOs.

Summary Compensation Table

The following table sets forth information concerning the compensation paid by AltaGas to its NEOs for the three most recently completed years.

Name and Principal Position	Year Ended Dec. 31	Salary ($)	Share-based Awards [1][2] ($)	Option-based Awards [1][3] ($)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen-sation[5] ($)	Total Compen-sation ($)
					Annual Plans[4]	Long-term Plans			
Randall Crawford[6] President & CEO	2020	1,240,907	2,905,687	1,931,252	2,047,464	nil	1,014,662[10]	49,420	9,189,392
	2019	1,193,725	2,192,242	1,191,175	2,388,420	nil	832,714[10]	43,318	7,841,594
	2018	69,537	2,303,190	1,250,000	60,198	nil	45,482[10]	2,363	3,730,770
James Harbilas[7] EVP & CFO	2020	515,000	712,856	473,800	695,250	nil	382,702	41,500	2,821,107
	2019	278,846	1,010,873	1,000,000	562,500	nil	156,366	36,729	3,045,314
Blue Jenkins[6][8] EVP & President, Utilities	2020	766,223	907,055	602,864	1,062,468	nil	486,376[10]	411,605	4,236,591
	2019	nil	528,927	358,903	23,673	nil	27,636[10]	nil	939,138
Corine Bushfield[9] EVP & CAO	2020	452,000	544,047	361,601	461,040	nil	210,455	37,059	2,066,202
	2019	440,000	477,157	318,800	419,760	nil	193,815	434,851	2,282,383
	2018	401,962	310,860	375,000	196,961	nil	241,589	28,575	1,554,947
Brad Grant[9] EVP & CLO	2020	452,000	544,047	361,601	461,040	nil	187,773	43,769	2,050,230
	2019	440,000	477,157	316,800	422,400	nil	171,499	447,528	2,275,384
	2018	366,962	310,860	375,000	192,472	nil	275,120	34,748	1,555,161

Notes:

(1) Refer to the discussion of the LTI Plans under the heading "Long-Term Incentive Program" above. Details of the LTI Plans are included in "Schedule B".

(2) Grant date fair value of RUs and PUs is calculated by multiplying the number of units granted by the closing price of Shares on the grant date. In respect of PUs, it is assumed that the performance criteria are met with a multiplier of 1.0x. The methodology used to calculate the fair value of RUs and PUs is the same as that used for accounting purposes.

(3) Grant date fair value for Options is determined using the Black-Scholes-Merton valuation model. For Options granted in 2020, the Black-Scholes-Merton value was $2.51/Option. Grant date fair value for Options in 2019 and 2018 was determined to be the $2.50/Option floor value set by the Board. As the model would have resulted in an Option value below this floor, AltaGas adopted a floor value in place of the model when determining the number of Options to grant, which led to fewer Options being granted than if the floor had not been applied.

(4) Amounts in the table reflect the STI compensation earned for services performed during the financial year, even if payable at a future date. See discussion in more detail above under the heading "Compensation Discussion and Analysis – 2020 Compensation Overview – Short-Term Incentive Plan". 2020 STI payments for Mr. Crawford and Mr. Jenkins were converted from USD to CAD at the annual average USD/CAD exchange rate of $1.3415 (2019: $1.3269 and 2018: $1.3481).

(5) Amounts include AltaGas' contribution under the Employee Share Purchase Savings Plan and the value of group benefits and other perquisites. The amount for Mr. Jenkins also includes the relocation costs detailed in Note (8).

(6) Salaries for Mr. Crawford and Mr. Jenkins are set in USD. For 2020, the value has been converted from USD to CAD at the annual average USD/CAD exchange rate for 2020 of $1.3415. 2019 and 2018 values for Mr. Crawford were set in USD and converted and paid in CAD using the Bank of Canada noon exchange rate on the Tuesday prior to the bi-weekly salary payment day. Mr. Crawford also serves as a director of the Board and receives no compensation in such role.

(7) 2019 Share-based awards and Option-based awards for Mr. Harbilas include a one-time LTI grant issued upon hire, which is supported by market practice with respect to executive hires. Mr. Harbilas received an LTI grant at 200% of salary ($1,000,000) in the form of 40% RUs and 60% Options to partially replace the value of his long-term incentives from his previous employer that would have vested within 14 months.

(8) For Mr. Jenkins, all other compensation in 2020 includes approximately $340,000 in relocation costs to Washington, D.C. (approximately US$170,000 in relocation costs plus the income tax gross up, converted at the annual average USD/CAD exchange rate for 2020 of $1.3415).

(9) 2019 amounts under all other compensation for Ms. Bushfield and Mr. Grant include a one-time retention incentive that vested in September 2019. The cash retention incentive of approximately 100% of salary ($400,000) was granted by the Board in August 2018 to ensure the retention of critical executive team members during a time of significant change, including the resignation of the CEO and recently completed WGL acquisition, in order to stabilize the organization to ensure that the 2018 and 2019 strategy and objectives could be executed.

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(10) Compensation under the SERP for Mr. Crawford and Mr. Jenkins is in USD. The 2020 amounts have been converted using the December 31, 2019 USD/CAD exchange rate of $1.2988 (Crawford 2019: $1.3642, 2018: $1.3642; Jenkins 2019: $1.2988).

Long-Term Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table reflects all Option-based and Share-based incentive plan awards outstanding to the NEOs at December 31, 2020. None of the NEOs exercised options during 2020.

	Option-based Awards				Share-based Awards		
Name	Shares underlying unexercised Options (#)	Option exercise price[1] ($/share)	Option expiration date	Value of unexercised in-the-money Options[2] ($)	Number of Shares that have not vested[3] (#)	Market or payout value of Share-based awards that have not vested[4] ($)	Market or payout value of vested Share-based awards not paid out or distributed ($)
Randall Crawford	500,000	14.52	17-Dec-24	2,100,000	182,000 PU	3,407,040	nil
	476,470	17.63	2-Apr-25	519,352	136,321 PU	2,551,929	nil
	769,423	19.57	6-Jan-26	-	154,742 PU	2,896,770	nil
James Harbilas	400,000	19.60	10-Jun-25	-	33,682 PU	630,527	nil
	188,765	19.57	6-Jan-26	-	22,455 RU	420,358	nil
					37,963 PU	710,667	nil
Blue Jenkins	143,561	18.78	16-Dec-25	-	29,320 PU	548,870	nil
	240,185	19.57	6-Jan-26	-	48,305 PU	904,270	nil
Corine Bushfield	50,000	31.05	6-Mar-23	-	24,564 PU	459,838	nil
	150,000	14.52	17-Dec-24	630,000	26,498 PU	496,043	nil
	126,720	19.64	30-May-25	-	28,973 PU	542,375	nil
	144,064	19.57	6-Jan-26	-			
Brad Grant	30,000	40.61	19-May-21	-	24,564 PU	459,838	nil
	10,000	34.45	17-Aug-21	-	26,498 PU	496,043	nil
	20,000	31.05	6-Mar-23	-	28,973 PU	542,375	nil
	150,000	14.52	17-Dec-24	630,000			
	126,720	19.64	30-May-25	-			
	144,064	19.57	6-Jan-26	-			

Notes:

(1) The Option exercise price is set using the closing price of Shares on the trading day preceding the grant date.

(2) The value of unexercised in-the-money Options represents the difference between the closing price of Shares on December 31, 2020 ($18.72) and the Option exercise price.

(3) The PUs granted in 2020, 2019 and 2018 have a performance metric based 50% on achievement of an adjusted FFO per share compound annual growth rate target over the three-year performance period and 50% on AltaGas' relative TSR over the period compared to the PU peer group of companies. The final vesting amount for PUs is subject to a multiplier from 0x to 2.0x, depending on actual performance results achieved compared to target. The RU performance measure is the payment of a dividend by AltaGas in the 12 months prior to the vesting date.

(4) Market or payout value of RUs and PUs that have not vested is calculated by multiplying the number of RUs or PUs by the closing price of Shares on December 31, 2020 ($18.72). For PUs, payout values are estimated using a performance multiplier of 1.0x.

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Incentive Plan Awards – Value Vested or Earned During 2020

The following table reflects the aggregate dollar value on vesting of Options, RUs and PUs for NEOs during the year ended December 31, 2020 and annual cash incentives earned during that year by such NEOs.

Name	Option-based awards – Value vested during 2020[1][2] ($)	Share-based awards – Value vested during 2020[3] ($)	Non-equity incentive plan compensation – Value earned during 2020[4] ($)
Randall Crawford	695,000	-	2,047,464
James Harbilas	-	-	695,250
Blue Jenkins	-	-	1,062,468
Corine Bushfield	208,500	580,468	461,040
Brad Grant	208,500	266,753	461,040

Notes:

(1) The value upon the vesting of Options represents the difference between the market price of Shares at the time of vesting and the exercise price of Options.

(2) Options granted to the NEOs in 2018 and onwards vest 1/3 on each of the first, second and third anniversaries of the grant date and expire on the sixth anniversary of the grant date. Grants made prior to 2018 vest as to 1/4 on each of the first, second, third and fourth anniversaries of the grant date.

(3) PUs granted as part of the 2016 LTI grant and 2017 LTI grant both vested in 2020. The PUs granted as part of the 2016 LTI grant were approved in 2016 but not granted until March 2017 due to a corporate blackout imposed in connection with the pending acquisition of WGL. Additional details on the performance measures and PU multipliers on payout are provided above under the heading "Performance Units Vesting in 2020".

(4) Amounts reflect the STI compensation earned for services performed during the financial year, even if payable at a future date. See discussion in more detail above under the heading "Short-Term Incentive Plan". STI payments for Mr. Crawford and Mr. Jenkins are paid in USD and have been converted to CAD using the 2020 annual average USD/CAD exchange rate of $1.3415.

Option-based awards – Value Vested During 2020

In support of the column titled "Option-based awards – Value vested during 2020" in the Incentive Plan Awards – Value Vested or Earned During 2020 table above, the following options vested in 2020.

Name	Shares underlying Options vested during 2020 (#)	Option exercise price ($)	Vesting date	Market price of Shares on vesting date[1] ($)	Value vested during 2020[2] ($)
Randall Crawford	158,823	17.63	2-Apr-20	12.19	-
	166,667	14.52	17-Dec-20	18.69	695,000
James Harbilas	133,334	19.60	10-Jun-20	15.83	-
Blue Jenkins	47,854	18.78	16-Dec-20	18.73	-
Corine Bushfield	12,500	31.05	6-Mar-20	20.71	-
	42,240	19.64	30-May-20	14.78	-
	50,000	14.52	17-Dec-20	18.69	208,500
Brad Grant	5,000	31.05	6-Mar-20	20.71	-
	42,240	19.64	30-May-20	14.78	-
	50,000	14.52	17-Dec-20	18.69	208,500

Notes:

(1) Represents the closing price of the Shares on the vesting date.

(2) Represents the difference between the closing price of the Shares on the vesting date and the exercise price of Options multiplied by the number of Shares underlying the Options vested in 2020. None of the NEOs exercised options during 2020.

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Share-based awards – Value Vested During 2020

In support of the column titled "Share-based awards – Value vested during 2020" in the Incentive Plan Awards – Value Vested or Earned During 2020 table above, the following PUs vested in 2020.

Name	Shares underlying PUs vested during 2020[1] (#)	Additional Shares accumulated[2] (#)	Vesting date	Market price of Shares[3] ($)	Value vested during 2020 ($)
Randall Crawford	-	-	-	-	-
James Harbilas	-	-	-	-	-
Blue Jenkins	-	-	-	-	-
Corine Bushfield	18,800[4]	4,470	6-Mar-20	21.57	501,943
	4,350[5]	1,036	1-May-20	14.58	78,525
Brad Grant	7,050[4]	1,676	6-Mar-20	21.57	188,229
	4,350[5]	1,036	1-May-20	14.58	78,525

Notes:

(1) Reflects number of PUs that vested on the vesting date, based on the number of units issued on grant date, and includes the application of the final performance multiplier earned on the PUs granted.

(2) The PUs are tracked during the applicable vesting period and dividend equivalents are awarded in respect of PUs on the same basis as dividends declared and paid on Shares during that period and are reinvested to acquire more PUs which accrue to the benefit of that individual, to be paid to the individual if and to the extent vesting occurs. This also reflects the application of the final performance multiplier of 0.94x and 0.58x for the PUs that vested in March 2020 and May 2020, respectively.

(3) The market price of Shares for the purpose of calculating amounts payable pursuant to vested PUs is the average of the closing price of Shares for the 20 consecutive trading days immediately preceding the vesting date.

(4) PUs vested in March 2020 with a performance multiplier of 0.94x. See "Performance Units Vesting in 2020" for details of PU measures for 2016 LTI grants.

(5) PUs vested in May 2020 with a performance multiplier of 0.58x. See "Performance Units Vesting in 2020" for details of PU measures for 2017 LTI grants.

Retirement Plan Benefits

Defined Contribution Pension Plan

The following table outlines the accumulated value of the DC Pension Plan or equivalent U.S. retirement savings plan for the NEOs as at December 31, 2020. For details of the DC Pension Plan, see the disclosure under the heading "2020 Compensation Overview – Retirement and Savings Benefits".

Name	Accumulated value at start of year ($)	Compensatory[1] ($)	Accumulated value at year end[2] ($)
Randall Crawford[3]	28,842	158,331	260,710
James Harbilas	16,500	19,808	50,222
Blue Jenkins[3][4]	-	46,758	83,101
Corine Bushfield	86,843	20,181	124,668
Brad Grant	130,046	20,529	172,249

Notes:

(1) Reflects only contributions made by AltaGas on behalf of the employee.

(2) Accumulated value at year-end reflects the accumulated value at start of year, compensatory changes, plus employee contributions to the plan as well as considers the change in market value of the total holdings.

(3) U.S. executives participate in a 401(k) plan. The amounts included in the table reflect contributions by the company into the 401(k) plan on behalf Mr. Crawford and Mr. Jenkins. Contributions into the 401(k) plan are made in USD and have been converted into CAD in the table. Accumulated value at start of year and compensatory amounts were converted from USD using the exchange rate on December 31, 2019 ($1.2988). Accumulated value at year-end was converted from USD into CAD using the exchange rate on December 31, 2020 ($1.2732).

(4) Mr. Jenkins participates in the WGL DC Restoration Plan in addition to the 401(k). Contributions are made in USD and have been converted into CAD in the table. Compensatory amounts were converted from USD using the exchange rate on December 31, 2019 ($1.2988). Accumulated value at year-end was converted from USD into CAD using the exchange rate on December 31, 2020 ($1.2732).

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Supplemental Executive Retirement Plan

The following table outlines the SERP value for the NEOs as at December 31, 2020. For details of the SERP, see the disclosure under the heading "2020 Compensation Overview – Retirement and Savings Benefits".

The following information regarding the SERP is as at December 31, 2020:

Name	Number of years credited service (#)	Annual benefits payable ($)		Present value of defined benefit obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Present value of defined benefit obligation at year end ($)
		At year end	At age 65				
Randall Crawford[1]	2.06	95,579	405,395	917,668	856,331	161,965	1,935,964
James Harbilas	1.56	27,795	270,173	143,866	362,894	76,675	583,435
Blue Jenkins[1]	1.04	26,314	450,833	27,636	439,618	74,882	542,136
Corine Bushfield	4.08	45,226	248,361	674,185	190,274	189,101	1,053,560
Brad Grant	5.62	60,201	215,636	954,292	167,244	212,977	1,334,513

Note:

(1) All amounts in this table are expressed in CAD. Mr. Crawford and Mr. Jenkins' present value of defined benefit obligation at year-end amount has been converted from USD into CAD using an exchange rate of $1.2732, which was the exchange rate on December 31, 2020. Mr. Crawford and Mr. Jenkins' present value of defined benefits obligation at the start of the year amount and compensatory change amount was converted from USD to CAD using an exchange rate of $1.2988, which was the exchange rate on December 31, 2019.

Executive Employment Agreements

Executive employment agreements (the "**Executive Agreements**") are in place for the NEOs, all of which were signed or amended within the past six years. The agreements outline the terms of employment for the NEO's while they remain employed by AltaGas or its subsidiaries, including their compensation and eligibility for awards under compensation and benefit plans, as well as any payments required to be made in the case of certain termination events other than for just cause. All of the agreements contain provisions related to confidentiality and those entered into in 2018 or later, including those of Mr. Crawford, Mr. Harbilas, and Mr. Jenkins, expressly incorporate AltaGas' clawback policy and include non-solicitation provisions.

Termination and Change of Control Arrangements

In any termination event, NEOs are entitled to receive:

- Any unpaid installments of base salary up to and including the date of termination ("**Termination Date**");
- Vacation pay for accrued but unused vacation to the Termination Date; and
- Any bonus under the STI for the prior year which was earned and not yet paid.

In certain circumstances, including termination without cause or termination following a change of control, NEOs are also entitled to receive an additional cash payment upon the execution of a release in favour of AltaGas. The "**Termination Payment**" consists of an amount equal to a multiple of: (i) the annual base salary in effect during the last month of employment; plus (ii) the product of (i) multiplied by the annual target bonus percentage; plus (iii) the value of the benefit entitlement for a one-year period. The multiple for each of the NEOs is 2x.

The definition of change of control in the Executive Agreements and under the LTI Plans is substantially similar, and includes (i) a sale or other disposition of all or substantially all of AltaGas' assets, (ii) a consummated arrangement, amalgamation, merger, consolidation, take-over bid, compulsory acquisition or similar transaction if Shareholders prior to the transaction no longer hold more than 50% of the voting securities of the surviving or resulting entity or the parent of such entity, or no longer have "control" of AltaGas, or (iii) a person or group of persons acting jointly or in concert acquires more than a threshold amount of voting securities. In the case of agreements executed in 2018 or later, this threshold is 50% and for those executed prior to 2018 the threshold is 40% together with a change in more than one half of the members of the Board as part of the acquisition within 12 months.

The treatment of RUs, PUs and Options upon a termination event is specified in the LTI Plans to permit vesting during the applicable notice period. The Executive Agreements provide for a 24-month notice period in the event of a without cause

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termination which permits continued vesting of the RUs, PUs and Options for such 24-month period. The LTI Plans were amended in 2019 to include double-trigger requirements for vesting on a change of control and, in certain circumstances, an assessment of performance at the date of the change of control. Awards granted prior to 2019 will continue to automatically vest on a change of control, with PUs subject to a 1.0x multiplier. All outstanding RUs and PUs issued prior to 2019 will vest in 2021 and all outstanding Options granted prior to 2019 will expire on or before the end of 2024. Details of these amended plans can be found in "Schedule B".

Please refer to the following table for a description of the payments that may be made in connection with the various termination events and how the outstanding awards under the LTI Plans are treated in such scenarios.

Termination Event	Termination Payment	Phantom Units	Options
Resignation/ Voluntary Termination by NEO	None	RUs and PUs forfeited on Termination Date.	Vested and unexercised Options can be exercised up to earlier of expiry date or 30 days after the Termination Date. Unvested Options terminate immediately.
Retirement	None	RUs and PUs are pro-rated for portion of performance period worked and remain subject to performance measures and vest in accordance with grant date vesting schedule.	Vested and unexercised Options can be exercised up to the earlier of expiry date and 30 days after the Termination Date. Unvested Options terminate immediately.
With Cause Termination by AltaGas	None	RUs and PUs forfeited on Termination Date.	All vested and unvested Options are cancelled on the Termination Date.
Without Cause Termination by AltaGas or Constructive Dismissal	Termination Payment	RUs and PUs that may vest on or before the end of 24-month notice period remain outstanding and continue to vest based on grant date vesting schedule and remain subject to performance measures. RUs and PUs that will not vest during such notice period are cancelled on Termination Date.	Unvested Options continue to vest during 24-month notice period. Unexercised Options expire on earlier of expiry date and 30 days after 24-month notice period.
Permanent Disability	Termination Payment	RUs and PUs are not pro-rated and continue to vest based on grant date vesting schedule and remain subject to performance measures.	Unvested Options continue to vest during 24-month notice period. Unexercised Options expire on earlier of expiry date and 30 days after 24-month notice period.
Death	Termination Payment	RUs and PUs are pro-rated and vest at the Termination Date, with a multiplier of 1.0x for PUs.	Unvested Options terminate immediately, and unexercised Options can be exercised until earlier of expiry date and one year from date of death.
Change of Control ("**CoC**")	None	If resulting entity remains publicly traded and plan is assumed, RUs and PUs continue to vest based on grant date vesting schedule and remain subject to performance measures. In certain circumstances, the vesting amount is established at the date of the CoC and may be based on achievement of performance measures to such date (the "CoC Value"), and will be paid out on the original vesting date provided the participant is still employed. See "Schedule B" for details. If plan is not assumed or resulting entity will be a private entity, RUs and PUs vest and the CoC Value is paid out on a CoC. For grants prior to 2019, RUs and PUs automatically vest on a CoC, with a 1.0x multiplier for PUs.	If resulting entity remains publicly traded and plan is assumed, Options continue to vest based on original vesting schedule. If plan not assumed or resulting entity will be a private entity, Options vest and can be exercised to participate in CoC. For Options granted prior to February 2019, the Options fully vest and become exercisable.
CoC and termination within 12 months of CoC	Termination Payment	If terminated within 12 months of a CoC without Cause, the CoC Value becomes payable.	If terminated within 12 months of CoC without cause, all Options vest and can be exercised until earlier of normal expiry date or 30 days from Termination Date.

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The following table shows the value payable to each of the NEOs and the value of the LTIs assuming termination as at December 31, 2020 pursuant to the applicable Executive Agreements and LTI Plans.

Name	Triggering Event	Months used to calculate Termination Payment	Value of Termination Payment	Additional SERP Value(1)	Value of LTIs (2)	Total Value
Randall Crawford (3)	Involuntary Termination for any reason other than Cause(5)(6)	24	$5,429,905	$1,966,352	$8,578,337	$15,974,594
	Change of Control without Termination(7)	0	$-	$-	$5,507,049	$5,507,049
	Change of Control and Termination(8)	24	$5,429,905	$1,966,352	$11,475,114	$18,871,371
James Harbilas (4)	Involuntary Termination for any reason other than Cause(5)(6)	24	$1,920,762	$1,075,442	$1,630,533	$4,626,737
	Change of Control without Termination(7)	0	$-	$-	$-	$-
	Change of Control and Termination(8)	24	$1,920,762	$1,138,039	$2,341,203	$5,400,004
Blue Jenkins (3)	Involuntary Termination for any reason other than Cause(5)(6)	24	$2,888,926	$1,121,356	$548,863	$4,559,145
	Change of Control without Termination(7)	0	$-	$-	$-	$-
	Change of Control and Termination(8)	24	$2,888,926	$1,201,246	$1,453,137	$5,543,309
Corine Bushfield	Involuntary Termination for any reason other than Cause(5)(6)	24	$1,486,333	$365,572	$1,585,892	$3,437,798
	Change of Control without Termination(7)	0	$-	$-	$1,089,847	$1,089,847
	Change of Control and Termination(8)	24	$1,486,333	$439,506	$2,128,271	$4,054,110
Brad Grant	Involuntary Termination for any reason other than Cause(5)(6)	24	$1,486,748	$467,212	$1,585,892	$3,539,853
	Change of Control without Termination(7)	0	$-	$-	$1,089,847	$1,089,847
	Change of Control and Termination(8)	24	$1,486,748	$556,660	$2,128,271	$4,171,679

Notes:

(1) Represents value of additional benefit payable (under SERP provisions and additional SERP benefit provided by Executive Agreements) in the specified termination event, as of December 31, 2020. Additional SERP value for Change of Control and Termination assumes involuntary termination, not voluntary termination by executive.

(2) Represents the value of the Options and Share-based awards that would be payable in the applicable scenario. For Options, this value includes the vested and unexercised Options as at December 31, 2020 and the value of any in-the money Options that would vest and be paid under the termination scenario. For Share-based awards, this value includes the market or payout value of the Share-based awards that have not vested as of December 31, 2020 and that would vest and be paid under the termination scenario. See also the disclosure under the heading "Incentive Plan Awards – Outstanding Option-based Awards and Share-based Awards".

(3) Mr. Crawford and Mr. Jenkins are paid in USD. The values in the table above, excluding the additional SERP value, have been converted using a rate of USD/CAD $1.3415, the annual average Bank of Canada exchange rate for 2020. The additional SERP value for Mr. Crawford and Mr. Jenkins have been converted using a rate of USD/CAD $1.2732, the December 31, 2020 exchange rate.

(4) Mr. Harbilas received a one-time LTI grant at 200% of salary ($1,000,000) in 2019 in the form of 40% RUs and 60% Options, to partially replace the value of his long-term incentives with his previous employer that would have vested within 14 months. This one-time grant is supported by market practice with respect to executive hires. Mr. Harbilas' background in both energy and utilities, and experience in building, integrating and transforming functions and teams contributed to AltaGas' 2019 key accomplishments, including AltaGas' strategic priority of continuing the integration of WGL. In the event that Mr. Harbilas is terminated prior to the full vesting of the one-time additional LTI grant, the Termination Payment will include an amount equal to the higher of: (i) the realizable value of such RUs and Options at the Termination Date other than the vested RUs and options that were paid or exercised or that are to be paid or can be exercised at the time of termination; or (ii) $1,000,000 less the value of vested RUs and Options that were paid or exercised or that are to be paid or can be exercised at the time of termination. This payment is nil if the value of the one-time grant of RUs and Options are included in any other termination calculation under the Executive Agreement or LTI Plans.

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(5) In the event of death or permanent disability, the NEO is also entitled to the Termination Payment pursuant to the AltaGas Employment Agreements. In the case of death, RU and PU vesting is accelerated, units are pro-rated and performance multipliers are set at 1.0x; unvested Options will cancel immediately, and vested Options will remain exercisable until the earlier of the expiry date and one year from date of death. In the case of permanent disability, RU and PU grants maintain their original vesting dates and performance milestones; unvested options will be cancelled immediately, and vested options will remain exercisable until the earlier of the expiry date and 30 days from the date of permanent disability.

(6) For purposes of determining LTI value, RUs, PUs and Options that vest on or before the end of the notice period will vest and be paid according to the original payment schedule. For PUs, payout value was assumed using a 1.0x multiplier, notwithstanding that the payout amount, other than in the case of death, would not be paid until the original vesting date and that RUs and PUs would remain subject to the original performance measures, which could result in a PU performance multiplier of 0x – 2.0x or a nil payout. In the event of death, the number of RUs and PUs would be pro-rated to the date of death and a 1.0x performance multiplier would be used for the PUs. While the in-the-money amount for Options at December 31, 2020 was used, there is no requirement for NEOs to exercise Options on termination.

(7) For purposes of determining LTI value under Change of Control without Termination, it is assumed that all LTI awards granted prior to 2019 immediately vest upon a change of control with the multiplier for PUs of 1.0x, regardless of whether a termination event also occurs and that LTI awards granted in 2019 do not vest upon a Change of Control (which assumes that the LTI Plans continue in force and effect post-Change of Control). In the event the LTI Plans did not continue in force and effect post-Change of Control (because the surviving or resulting entity does not or cannot assume the obligations under the LTI Plans), the LTI awards granted in 2019 and 2020 would also vest. See "Schedule B" for additional details.

(8) For purposes of determining LTI value, RUs, PUs and Options all vest on a change of control with termination. For PUs, payout value was assumed using a 1.0x multiplier for the PUs notwithstanding that under the new Phantom Unit Plan, the performance multiplier may be more or less that 1.0x.

Executive Equity Ownership Requirement

In recognition of the importance of ensuring alignment between the interests of executives and Shareholders, AltaGas has equity ownership requirements for its executives. Targets are multiples of the executive's base salary and increase with the seniority of the position as outlined in the table below.

Executives are expected to achieve the targeted ownership levels within a five-year period commencing on the date of their appointment as an officer of AltaGas. The following equity ownership information for the NEOs is provided as at December 31, 2020.

Name	Targeted Ownership of Shares as multiple of base salary	Number and Market Value		Total for Share Ownership Requirement[1] (#)	Market Value at Dec 31, 2020[2]	Value of as a multiple of 2020 salary	Share Ownership Requirement Met
		Shares	RUs and PUs[1]				
Randall Crawford[3]	5x	68,500 $1,282,320	473,063 $8,855,739	541,563	$10,138,059	8.2	Met
James Harbilas	2x	47,978 $898,148	94,100 $1,761,552	142,078	$2,659,700	5.2	Met
Blue Jenkins[3]	2x	-	77,625 $1,453,140	77,625	$1,453,140	2.0	Met
Corine Bushfield	2x	11,689 $218,818	80,035 $1,498,255	91,724	$1,717,073	3.8	Met
Brad Grant	2x	8,893 $166,477	80,035 $1,498,255	88,928	$1,664,732	3.7	Met

Notes:

(1) Given the significant portion of executive compensation delivered in PUs, for purposes of achieving compliance with AltaGas' equity ownership requirements, unvested RUs and PUs count toward Share ownership. Only Mr. Harbilas holds RUs (22,455).

(2) Value of Shares, RUs and PUs at fiscal year-end is calculated as follows: for Shares using closing price of the Shares on December 31, 2020 ($18.72), and for RUs and PUs using the values disclosed under the heading "Market or payout value of Share-based awards that have not vested" in the table "Outstanding Option-based Awards and Share-based Awards".

(3) For the purposes of Share ownership, base salary has been converted using the 2020 annual average USD/CAD exchange rate of $1.3415.

The HRC Committee periodically reviews officer equity ownership levels to monitor the progress individual officers are making toward their targeted ownership levels.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information related to AltaGas' equity compensation plans for the financial year ended December 31, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	8,362,211		5,612,504[1]
Equity compensation plans not approved by securityholders	n/a[2]	n/a	n/a [2]
TOTAL	8,362,211		5,612,504

Notes:

(1) AltaGas has rolling 5% plan, which at December 31, 2020 would allow us to issue up to 13,974,715 Shares. However, only 13,915,160 Shares had been reserved for issuance with the TSX pursuant to the Option Plan as at December 31, 2020.

(2) The Phantom Unit Plan and the Deferred Share Unit Plan do not provide for the issuance of Shares from treasury. RUs, PUs and DSUs will be paid in cash. The material features of the equity compensation plans are set out in "Schedule B".

The following table sets forth certain measures of Option usage as a percentage of the issued and outstanding Shares as at December 31, 2020, which was 279,494,299 Shares, and the weighted average remaining term of Options.

Dilution	number of Options granted but not exercised (8,362,211) / number of issued and outstanding Shares (279,494,299)	2.99%
Overhang (reserved for issuance with TSX)	number of Options reserved for issuance with the TSX (13,915,160) / number of issued and outstanding Shares (279,494,299)	4.98%
Overhang (available for issuance pursuant to Option Plan)	number of Options available to be granted pursuant to Option Plan (5,371,254) plus number of Options granted but not exercised (8,603,461) / number of issued and outstanding Shares (279,494,299)	5.00%
Remaining Options available for grant	number of Options available to be granted pursuant to Option Plan (5,612,504) / number of issued and outstanding Shares (279,494,299)	2.01%
Weighted average remaining term of Options		3.88 years

Burn Rate	2020 (%)	2019 (%)	2018 (%)
number of Options granted[1] / basic weighted average number of Shares outstanding at year-end	0.90	0.82	1.26

Note:

(1) Options granted during each year are as follows:
2020 – 2,501,755
2019 – 2,287,385
2018 – 2,811,460

Further details on AltaGas' Option Plan are provided in "Schedule B".

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AltaGas Ltd. – 2021 Management Information Circular 84 OTHER INFORMATION Aggregate Indebtedness AltaGas is not aware of any individuals who are either current or former executive officers, directors or employees of AltaGas or any of AltaGas’ subsidiaries and who have indebtedness outstanding as at the Record Date (whether entered into in connection with the purchase of securities of AltaGas or otherwise) that is owing to (i) AltaGas or any of its subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AltaGas or any of its subsidiaries. Indebtedness of Directors and Executive Officers AltaGas is not aware of any individuals who are, or who at any time during 2020 were, directors or executive officers of AltaGas, proposed nominees for election as directors of AltaGas, or any associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2020, indebted to AltaGas or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2020 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AltaGas or any of its subsidiaries. Interest of Informed Persons in Material Transactions To AltaGas’ knowledge, no director or executive officer of AltaGas or any of its subsidiaries, no proposed nominee or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction since January 1, 2020, or in any proposed transaction which has materially affected or would materially affect AltaGas or any of its subsidiaries. Directors’ and Officers’ Liability Insurance Directors’ and Officers’ liability insurance has been obtained for the directors and officers of AltaGas and its subsidiaries. Under this insurance coverage, directors and officers would be covered for amounts where AltaGas is unable or precluded from indemnifying them, and AltaGas would be reimbursed for indemnity payments made on behalf of the directors and officers of AltaGas subject to a deductible (which would be paid by AltaGas). Additional Information Additional information relating to AltaGas is available under AltaGas’ profile on SEDAR at www.sedar.com and on AltaGas’ website at www.altagas.ca/invest/financials. Financial information is provided in AltaGas’ comparative financial statements and MD&A for the year ended 2020. AltaGas shall provide to Shareholders, without charge, upon request being made to AltaGas at Investor Relations, 1700, 355 – 4th Avenue SW, Calgary, Alberta T2P 0J1 or investor.relations@altagas.ca, a copy of AltaGas’ 2020 annual financial statements, MD&A, and Annual Information Form.

AltaGas Ltd. – 2021 Management Information Circular 85 ADVISORIES Forward Looking Information This Circular contains forward-looking statements and information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to AltaGas or any affiliate of AltaGas, are intended to identify forward-looking statements. In particular, the Circular contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, compensation strategy, business projects and opportunities and financial results. Specifically, such forward-looking statements include, but are not limited to, statements with respect to the following: future dividend growth; Mr. Edgeworth’s retirement and board succession; anticipated 2021 propane and butane export volumes; anticipate daily natural gas transactions in 2021; fees payable to Laurel Hill; AltaGas’ strategic priorities in 2021; projections on board and executive Share ownership requirements; planned ESG strategy and initiatives; director independence determinations; AltaGas' global energy export strategy; integration of, and expected contribution's from, the Petrogas acquisition; expected cash savings as a result of refinanced debt in 2020; continued reductions in GHG emissions; future SEDAR filings, and anticipated alignment of AltaGas and WGL executive compensation programs. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements reflect AltaGas' current expectations, estimates and projections based on certain material factors and assumptions at the time the forward-looking statement was made. Material assumptions include those factors discussed under the heading "Risk Factors" in AltaGas’ most recent Annual Information Form dated February 19, 2021 for the year ended December 31, 2020 available under the company's profile on SEDAR at www.sedar.com and on the company's website at www.altagas.ca. Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in the Circular, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in the Circular as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, projected, targeted, or expected, and such forward-looking statements included in the Circular, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas' future decisions and actions will depend on management's assessment of all information at the relevant time. Such forward-looking statements speak only as of the date of the Circular. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in the Circular are expressly qualified by these cautionary statements. Non-GAAP Measures This Circular contains references to certain financial measures used by AltaGas that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other entities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with GAAP. The non‑GAAP measures and their reconciliation to GAAP financial measures are shown below. These non-GAAP measures provide additional information that management believes is meaningful in describing AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. The specific rationale for, and incremental information associated with, each non‑GAAP measure is discussed below. Certain additional adjustments to these non-GAAP measures may be made for compensation calculation purposes. Specifically, in making determinations with respect to the funding of the STI pool, the Audit Committee will consider whether any items unrelated to management performance disproportionately affected the normalized EBITDA and make additional adjustments to the calculation of the target. In 2019, additional adjustments were made to normalized EBITDA to account for items unrelated to management performance including asset sales, the Virginia rate case and weather. In 2020, no additional adjustments were made for either favourable or unfavourable one-time items. References to normalized EBITDA, normalized net income and normalized EPS, normalized funds from operations (FFO), and normalized adjusted funds from operations (AFFO), throughout this information circular have the meanings as set out in this section. The tables below provide a reconciliation of the non-GAAP measures.

Normalized EBITDA

		Year Ended December 31
($ millions)	**2020**	2019 (1)
Net income (loss) after taxes (GAAP financial measure)	**$ 572**	$ 840
Add (deduct):		
Depreciation and amortization	**414**	438
Interest expense	**274**	346
Income tax expense (recovery)	**127**	(28)
EBITDA	**$ 1,387**	$ 1,596
Add (deduct):		
Transaction costs (recoveries) related to acquisitions and dispositions	**22**	12
Merger commitment costs (recoveries)	**—**	(4)
Unrealized losses (gains) on risk management contracts	**(21)**	85
Non-controlling interest related to HLBV investments	**—**	8
Losses on investments	**—**	5
Gains on sale of assets	**(223)**	(875)
Gain on re-measurement of previously held equity investment in AIJVLP	**(22)**	—
Dilution loss and other adjustments to equity investments	**42**	—
Restructuring costs	**6**	—
COVID-19 related costs	**2**	—
Provisions on assets	**109**	416
Provisions on investments accounted for by the equity method	**7**	46
Investment tax credits related to distributed generation assets	**—**	7
Accretion expenses	**5**	5
Foreign exchange losses (gains)	**(4)**	1
Normalized EBITDA	**$ 1,310**	$ 1,302

Note:

(1) In prior years, normalized EBITDA also included adjustments for changes in fair value of natural gas optimization inventory; however, beginning in 2020, this is no longer adjusted for as Management believes this more accurately represents AltaGas' operating profitability. Instead, normalized EBITDA is now adjusted for unrealized gains or losses on hedges related to this optimization inventory which is included in unrealized losses (gains) on risk management contracts. Comparative periods have been restated to reflect this change. As a result of this change, 2019 normalized EBITDA is now $1,302 million, compared to $1,271 million disclosed in the MD&A for the year ended December 31, 2019.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using net income (loss) after taxes adjusted for pre-tax depreciation and amortization, interest expense, and income taxes.

Normalized EBITDA includes additional adjustments for transaction costs (recoveries) related to acquisitions and dispositions, merger commitment costs (recoveries) due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, non-controlling interest of certain investments to which hypothetical liquidation at book value ("**HLBV**") accounting is applied, losses on investments, gains on sale of assets, restructuring costs, dilution loss and other adjustments to equity income related to the acquisition of Petrogas, gain on re-measurement of previously held equity investment in AltaGas Idemitsu Joint Venture Limited Partnership ("**AIJVLP**"), COVID-19 related costs, provisions on assets, provisions on investments accounted for by the equity method, distributed generation asset related investment tax credits, foreign exchange losses (gains), and accretion expenses related to asset retirement obligations. In addition to the dilution loss, the other adjustments to equity income primarily included amounts related to severance, transaction costs, and impairment losses related to the acquisition of Petrogas. COVID-19 related costs normalized in 2020 were primarily comprised of credit losses that were incremental and directly attributable to the COVID-19 pandemic and charges incurred to support remote work arrangements. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

AltaGas

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Normalized Net Income

		Year Ended December 31
($ millions)	**2020**	2019 [1]
Net income (loss) applicable to common shares (GAAP financial measure)	**$ 486**	$ 769
Add (deduct) after-tax:		
Transaction costs (recoveries) related to acquisitions and dispositions	**18**	10
Merger commitment costs (recoveries)	**—**	(5)
Unrealized losses (gains) on risk management contracts	**(18)**	65
Losses on investments	**—**	5
Gains on sale of assets	**(204)**	(814)
Gain on re-measurement of previously held equity investment in AIJVLP	**(22)**	—
Dilution loss and other adjustments to equity investments	**42**	—
Restructuring costs	**5**	—
COVID-19 related costs	**2**	—
Provisions on assets	**81**	320
Provisions on investments accounted for by the equity method	**6**	29
Unitary tax adjustment on acquisition of WGL and U.S. asset sales	**—**	(19)
Gain on redemption of preferred shares	**—**	(3)
Statutory tax rate change	**—**	(10)
Normalized net income	**$ 396**	$ 347

Note:

(1) In prior years, normalized EBITDA also included adjustments for changes in fair value of natural gas optimization inventory; however, beginning in 2020, this is no longer adjusted for as Management believes this more accurately represents AltaGas' operating profitability. Instead, normalized EBITDA is now adjusted for unrealized gains or losses on hedges related to this optimization inventory which is included in unrealized gains on risk management contracts. Comparative periods have been restated to reflect this change. As a result of this change, 2019 normalized net income is now $347 million, compared to $324 million disclosed in the MD&A for the year ended December 31, 2019.

Normalized EPS is calculated with reference to normalized net income. Normalized net income represents net income (loss) applicable to common shares adjusted for the after-tax impact of transaction costs (recoveries) related to acquisitions and dispositions, merger commitment costs (recoveries) due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, losses on investments, gains on sale of assets, provisions on assets, provisions on investments accounted for by the equity method, restructuring costs, dilution loss and other adjustments to equity income related to the acquisition of Petrogas, gain on re-measurement of previously held equity investment in AIJVLP, COVID-19 related costs, gain on redemption of preferred shares, unitary tax adjustment related to the acquisition of WGL and U.S. asset sales, and statutory tax rate change. Normalized net income is used by Management to enhance the comparability of AltaGas' earnings, as it reflects the underlying performance of AltaGas' business activities.

AltaGas

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Normalized Funds From Operations and AFFO

		Year Ended December 31
($ millions)	**2020**	2019
Cash from operations (GAAP financial measure)	**$ 773**	$ 616
Add (deduct):		
Net change in operating assets and liabilities	**203**	232
Asset retirement obligations settled	**4**	2
Funds from operations	**$ 980**	$ 850
Add (deduct):		
Transaction costs (recoveries) related to acquisitions and dispositions (1)	**17**	12
Merger commitment costs (recoveries)	**—**	(4)
Current tax expense (recovery) on asset sales	**(2)**	37
Restructuring costs	**6**	—
COVID-19 related costs	**2**	—
Normalized funds from operations	**$ 1,003**	$ 895
Add (deduct):		
Net cash received from (paid to) non-controlling interests	**(21)**	35
Non-utility maintenance capital	**(36)**	(26)
Preferred dividends paid	**(66)**	(68)
Normalized adjusted funds from operations	**$ 880**	$ 836

Note:

(1) Excluding non-cash amounts.

Normalized funds from operations and normalized adjusted funds from operations are used to assist management of AltaGas and investors in analyzing the liquidity of the company. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments, and other investing activities.

Funds from operations are calculated from the Consolidated Statements of Cash Flows and are defined as cash from operations, adjusted for net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations. Normalized funds from operations is based on funds from operations, further adjusted for non-operating related expenses (net of current taxes) such as transaction costs (recoveries) related to acquisitions and dispositions, merger commitment costs (recoveries), current tax expense (recovery) on asset sales, COVID-19 related costs, and restructuring costs. Normalized adjusted funds from operations is based on normalized funds from operations, further adjusted to remove the impact of cash transactions with non-controlling interests, non-utility maintenance capital, and preferred share dividends paid.

AltaGas

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AltaGas Ltd. – 2021 Management Information Circular 89 SCHEDULE A: BOARD MANDATE I. PURPOSE The Board of Directors (the “Board”) of AltaGas Ltd. (“AltaGas” or the “Corporation”) is constituted and will act in accordance with the Articles and By-laws of the Corporation and with the Canada Business Corporations Act (the “Act”), as may be amended from time to time. The Board is responsible for the stewardship of AltaGas by providing effective, independent oversight of the management of AltaGas’ business and affairs. This mandate shall not be taken to create a higher duty or increase the liability of the Corporation, its Board, or any of its Directors or management, beyond that otherwise provided by applicable law. The delegation of the management and affairs of the Corporation contained in this mandate, the committee mandates and any other delegation of authority approved for the Corporation are intended to improve the process of corporate governance and do not derogate from the Board’s oversight function. II. MEMBERSHIP The Articles of the Corporation provide for a minimum and a maximum number of Directors. The Board may determine from time to time, within the range set out in the Articles, the number of Directors to be nominated for election by shareholders at any meeting of shareholders. In addition, the Articles provide for the ability of the Directors to appoint one or more Directors between annual meetings of shareholders. Shareholders will approve the election of Directors at least annually in accordance with the Articles and the Act. The Board must be composed of a majority of members who have been determined by the Board to be independent (in accordance with National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators and, if AltaGas is at such time required to file reports under section 15(d) of the United States Securities Exchange Act of 1934, the rules of the SEC). The Board will appoint a Director to be Chair, who shall be independent for the purposes of all applicable laws and stock exchange requirements. III. MEETINGS Meetings of the Board shall be called and held in a manner consistent with and at any location contemplated in the Corporation’s By-laws. The Board will meet at least quarterly and, in addition, once annually to review long-term and strategic planning for the Corporation, and once annually to review the budget for the upcoming financial year. The Chair shall act as chair of all meetings of the Board at which the Chair is present. In the absence of the Chair, the Directors present at the meeting shall appoint one of their numbers to act as chair of the meeting. Unless otherwise determined by the Board, the Corporate Secretary of the Corporation shall act as secretary of all meetings of the Board. The Board may invite any of the Corporation’s officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board. In connection with each meeting of the Board, the independent Directors shall have the opportunity to meet without any member of management being present. IV. DUTIES AND RESPONSIBILITIES The Board has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. The Board has the responsibility to: Ethics and Integrity 1. Support a culture of integrity and responsible stewardship by approving standards for ethical business conduct for employees, officers and directors of AltaGas and its subsidiaries, and policies that drive sustainable and responsible operations and safety, including the Code of Business Ethics (COBE) and key policies referenced in the COBE. Strategic Planning 2. Adopt a strategic planning process and approve, on an annual basis, management’s strategic plan, taking into account the opportunities and risks associated therewith. 3. Monitor management’s progress in meeting objectives that align with the Corporation’s strategy and consider any adjustments to strategy that may be required from time to time.

AltaGas Ltd. – 2021 Management Information Circular 90 4. Review the Corporation’s financial objectives, plans and actions and approve, on an annual basis, the Corporation’s consolidated budget. 5. Review and approve all material transactions, including acquisitions, divestitures, capital allocations, expenditures and other transactions which have not otherwise been delegated to management to approve. Oversight of Risk 6. The Board shall oversee the implementation by management of appropriate systems to identify, report, and manage the principal risks of the Corporation’s business. The Board will consider the Corporation’s risk profile and oversee the Corporation’s risk management by, among other things, approving policies designed to implement risk mitigation measures and by regularly reviewing management’s identification of the principal risks and risk mitigation measures. Oversight of Management 7. Approve the appointment of corporate officers of the Corporation, including the Chief Executive Officer (CEO), and delegate the necessary authority for the conduct of business. 8. Establish annual objectives for the CEO and monitor the CEO’s progress against those objectives. 9. Review the performance of the executive officers and following a review of the recommendations of the Human Resources and Compensation Committee, approve the compensation for the executive officers. 10. Oversee succession planning for the CEO and other executive officers. Financial Statements, Controls and Reporting 11. Review management’s assessment of the integrity and effectiveness of the Corporation’s internal controls and management information systems. 12. Approve and recommend to the shareholders the appointment and compensation of the external auditor. 13. Review the financial performance of the Corporation and declare dividends as appropriate. 14. Approve for public release, on the recommendation of the Audit Committee, the Corporation’s financial statements, management’s discussion and analysis and earnings news releases. Corporate Communication and Public Disclosure 15. Annually review and approve any changes to the Corporation’s Disclosure Policy to ensure effective, timely and non-selective communications between the Corporation, its Shareholders, other stakeholders and the public. 16. Establish procedures for receiving feedback from shareholders and communications to the Board. Governance and Sustainability 17. Approve the Corporation’s approach to corporate governance, including annual review and approval of the corporate governance guidelines, the mandates of the Board and each committee of the Board, and the position descriptions for the Chair and CEO. 18. Develop structures and procedures to evaluate the independence of Directors and to ensure the Board functions independently of management. 19. Oversee succession planning for the Board and ensure regular assessment of the effectiveness of the Board as a whole, each committee, the Board Chair, the committee chairs and each individual Director. 20. Approve the size of the Board and the individuals to be nominated for election to the Board, subject to approval by the Shareholders. 21. Approve the compensation of Directors. 22. Retain and oversee independent counsel, outside experts and other advisors to advise the Board on any matter and compensate such advisors.

AltaGas Ltd. – 2021 Management Information Circular 91 SCHEDULE B: SUMMARY OF LTI PLANS Phantom Unit Plan The Phantom Unit Plan is a long-term incentive plan designed to attract and retain individuals by awarding them for achievement of AltaGas’ longer term objectives and success by granting them phantom units in the form of RUs and PUs (notional shares linked to Share price performance). Participants are paid with reference to the Share price at the time of vesting based on the achievement of AltaGas’ performance targets during a three-year performance period, which promote alignment of participant’s interests with those of the Shareholders. The Phantom Unit Plan dated effective May 1, 2019 amended and restated the Mid-Term Incentive Plan dated February 9, 2016. The amended and restated Phantom Unit Plan applies to all outstanding RUs and PUs except that the amended plan may not adversely affects the rights of a holder with respect to previously issued and outstanding awards without the consent of the holder. Participation All employees, directors and consultants of AltaGas and its subsidiaries are eligible to participate in the Phantom Unit Plan. The weighting of PUs to RUs awarded to a participant is directly linked to a participant’s position and their influence on total shareholder return. All grants under the Phantom Unit Plan are approved by the Board. Non-employee directors do not receive PUs and executive officers generally do not receive RUs. The Phantom Unit Plan provides for additional provisions to ensure compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder, as in effect from time to time ("Section 409A"), for those participants who are subject to the income tax laws of the United States of America in order to avoid taxes and penalties under Section 409A in relation to the RUs and PUs of such participant. Except as required by law, PUs and RUs are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of a participant. Dividends Dividend equivalents are credited to participant’s account in the form of additional RUs and PUs, as applicable, consistent with dividends paid on the Shares. Vesting and Performance Multiplier The vesting schedule and performance measures are specified at the date of grant. RUs granted prior to 2019 vest one-third annually over three years. RUs granted in 2019 and 2020 cliff vest on the third anniversary of the grant date subject to certain terms and conditions having been met (including performance targets). If such targets have been met, the number of RUs (including dividend equivalent RUs) is multiplied by the average closing price of the Shares for the 20 consecutive trading days prior to the vesting date to determine the cash payout. PUs cliff vest on the third anniversary of the grant date subject to certain terms and conditions having been met (including AltaGas achieving a threshold level of performance during the three-year performance period). For details of the outstanding PUs and metrics, refer to “Executive Compensation Information – Long-Term Incentive Plan Awards”. AltaGas’ PU peer group is approved by the HRC Committee. On the vesting date, the number of PUs (including dividend equivalent PUs) after application of the performance multiplier is multiplied by the average closing price of the Shares for the 20 consecutive trading days prior to the vesting date to determine the cash payout. Termination, Change of Control and Other Events The table below outlines the treatment of RUs and PUs upon the occurrence of certain events: Event Treatment of Outstanding RUs/PUs Termination for Cause/ Resignation RUs and PUs are cancelled on the termination date. Termination other than for Cause RUs and PUs that may vest on or before the end of the notice period applicable to the terminated participant remain outstanding until the relevant vesting date and RUs and PUs that will not vest during such notice period are cancelled on the termination date. Permanent Disability RUs and PUs are not pro-rated and continue to vest based on the grant date vesting schedule and remain subject to performance measures.

AltaGas Ltd. – 2021 Management Information Circular 92 Retirement RUs and PUs are pro-rated for a portion of performance period worked and remain subject to performance measures and continue to vest in accordance with the grant date vesting schedule; RUs granted to directors as part of their compensation are not pro-rated and continue to vest on schedule. Death RUs and PUs are pro-rated and vest at the termination date, the payout is based on a multiplier of 1.0x for PUs. Change of Control Awards granted prior to 2019 vest immediately Awards granted in 2019 or later vest on a Change of Control (as defined below) only if: (i) there is also a termination without cause within one year of the Change of Control or (ii) if the resulting entity does not (a) have publicly traded securities or (b) does not or cannot assume AltaGas’ obligations under the Phantom Unit Plan and outstanding agreements. In that case, the participant is entitled to the Change of Control Value (defined below) on the Change of Control. If less than a year has passed from the start of the performance period (making assessment difficult) a performance multiplier of 1.0x will be used. If AltaGas’ obligations are assumed and (i) the Board determines that benchmark security of the resulting entity will be substantially similar to the benchmark security used immediately prior to the Change of Control for purposes of assessing the satisfaction of performance measures on outstanding RUs and PUs, then the plan shall continue in force and effect and performance will be assessed on the original vesting dates based on the original performance measures for the RUs and the PUs, and any multipliers applicable to the PUs will be applied at such dates; or (ii) the Board determines that benchmark security of the resulting entity will not be substantially similar to the benchmark security used immediately prior to the Change of Control for purposes of assessing the satisfaction of performance measures on outstanding RUs and PUs, then the plan shall continue in force and effect in an appropriate manner and with appropriate amendments as determined by the Board (as constituted prior to the Change of Control), with the Change of Control Value (defined below) calculated on the Change of Control and payable on the original vesting dates, provided that the participant continues to be an eligible participant on such dates. If less than a year has passed from the start of the performance period (making assessment difficult) a performance multiplier of 1.0x will be used. If a participant is terminated without cause within 12 months following a Change of Control, then the participant is entitled to the Change of Control Value on the termination date. Pursuant to the terms of the executive employment agreements, the notice period for the executive officers of AltaGas for purposes of this plan is 24 months. The summary above does not include certain additional considerations set forth in the Phantom Unit Plan that apply to participants subject to the income tax laws of the United States of America as a result of Section 409A. Calculating Change of Control Value In the event of a “Change of Control”, which is defined as: .. the closing of any transaction pursuant to which any person or group of persons (other than an Affiliate) acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of AltaGas representing more than 50% of the aggregate voting power of all of AltaGas’ then issued and outstanding securities entitled to vote in the election of directors of AltaGas; .. a consummated arrangement, amalgamation, merger, consolidation, take-over bid, compulsory acquisition or similar transaction (a "Transaction") involving (directly or indirectly) AltaGas if, immediately after the consummation of such Transaction, the Shareholders immediately prior to the Transaction do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such Transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such Transaction; or .. the closing of any sale, lease, exchange, license or other disposition of all or substantially all of AltaGas’ assets (a "Disposition") to a person other than a person that was an Affiliate at the time of such Disposition, other than a Disposition to an entity where more than 50% of the combined voting power of the voting securities of such entity are beneficially owned by shareholders in substantially the same proportions as their beneficial ownership of the outstanding voting securities of AltaGas immediately prior to such Disposition, where the Board determines that the Phantom Unit Plan will continue but the benchmark security of the resulting entity is not comparable to the Shares (the benchmark security) under the Phantom Unit Plan, then the “Change of Control Value” is determined. Notwithstanding the above, for participants subject to the income tax laws of the United States of America, a Change of Control must also constitute a "change in control event" under Section 409A.

AltaGas Ltd. – 2021 Management Information Circular 93 The “Change of Control Value” means: .. with respect to PUs, the vesting amount (with reference to the average closing price of Shares) determined on the date of a Change of Control, taking into account that (A) non-TSR Related performance measures applicable to PUs are calculated assuming target performance (the multiplier will be 1.0x) and (B) TSR Related performance measures applicable to PUs are calculated as follows: (1) if the Change of Control occurs less than 12 months from the first day of the performance period related to such PUs, the TSR Related performance measures will be deemed to have been satisfied assuming target performance (the multiplier will be 1.0x); or (2) if the Change of Control occurs at least 12 months after the first day of the performance period related to such PUs, the TSR Related performance measures for such PUs will be determined based on actual performance as approved by the Board, as constituted prior to the Change of Control, with the multiplier determined based on such performance, and (C) the number of outstanding PUs is determined by applying any applicable weightings between the performance measures; and .. with respect to RUs, the vesting amount (with reference to the average closing price of the Shares) determined on the date of a Change of Control. Subject to the termination provisions of the Phantom Unit Plan, the Change of Control Value will be paid in accordance with the original vesting schedule. The amount is payable within 90 days of vesting (or such other date as may be required to comply with Section 409A). Anti-Dilution Provisions The Phantom Unit Plan contains standard anti-dilution provisions. Amendments to the Phantom Unit Plan The Board may, from time to time and without Shareholder approval, alter, amend, suspend or terminate the Phantom Unit Plan in whole or in part. No termination or amendment of the plan may materially adversely affect the rights of any participant in respect of any phantom units that have been previously granted without the consent of such Participant unless, in the case of an amendment, it is required to comply with applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of any stock exchange on which common shares of AltaGas are listed.

AltaGas Ltd. – 2021 Management Information Circular 94 Option Plan The Option Plan is a long-term incentive plan designed to attract and retain individuals by awarding them for achievement of AltaGas’ longer term objectives by providing them with the opportunity to acquire an increased proprietary interest in AltaGas. The Option Plan was amended and restated effective February 27, 2019. The Option Plan was amended to, among other things, reduce the cap on dilution under the Option Plan from 10% to 5%, add a double-trigger concept to change of control and eliminate non-employee director participation in the plan in its entirety, which effectively reduced the grant limit to such individuals to zero. Under the terms of the Option Plan, re-introducing non-employee director participation or making grants to non-employee directors at any time in the future is not permitted without shareholder approval. The amended and restated Option Plan applies to all outstanding Options except that the amended plan may not adversely affect the rights of the holder with respect to previously issued and outstanding Options without the consent of the holder. Participation All employees and service providers (as defined in the Option Plan) of AltaGas and its subsidiaries are eligible to participate in the Option Plan. All grants under the Option Plan are approved by the Board. No Options may be granted to non-employee directors of AltaGas. No right or interest of any optionee in or under the Option Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution or if so provided in the agreement governing the Option with the optionee, subject to the requirements of, or as otherwise allowed by, the TSX. Any such right or interest shall be exercisable during the lifetime of an optionee only by that optionee or his legal representatives or after the death of an optionee or on the optionee ceasing to be director, officer, employee, consultant or other personnel of AltaGas or an affiliate or AltaGas, only as specified in an agreement with the optionee Grant Limitations The HRC Committee recommends to the Board the individuals to whom Options will be granted factoring in the following limits: .. the maximum number of authorized but unissued Shares that may be issued on the exercise of Options granted under the Option Plan shall not exceed 5% of the issued and outstanding Shares from time to time (on a non- diluted basis); .. the maximum number of authorized but unissued Shares that may be issued on the exercise of Options granted under the Option Plan, together with Shares that may be issuable pursuant to other security-based compensation arrangements, shall not exceed 10% of the aggregate of the outstanding Shares (on a non- diluted basis); .. the number of Shares reserved for issuance pursuant to Options granted to insiders of AltaGas, together with Shares that may be issuable pursuant to other security-based compensation arrangements, will not exceed 10% of the issued and outstanding Shares (on a non-diluted basis); .. the number of Shares that may be issued to insiders pursuant to the Option Plan and all other security-based compensation arrangements within a one-year period will not exceed 10% of the outstanding Shares (on a non- diluted basis); and .. the number of Shares that may be issued to an individual insider and that insider’s associates pursuant to the Option Plan and all other security-based compensation arrangements within a one-year period will not exceed 5% of the outstanding Shares (on a non-diluted basis). Terms The number of Options to be granted to each eligible participant and the terms of the Options are fixed by the Board at the time of grant and set out in the grant agreement. Under the Option Plan, the maximum term is 10 years, however grants made since 2014 have an expiry date that is six years from the date of grant. If the normal expiry of an Option falls within a blackout period, the expiry date shall be extended to the date that is seven business days following the end of the blackout. Options generally vest over three years, with one-third vesting per year, or over four years, with one-quarter vesting per year. The exercise price is determined with reference to the closing price of the Shares, with the exercise price not lower than the closing price of the Shares on the TSX on the trading day immediately preceding the date of grant.

AltaGas Ltd. – 2021 Management Information Circular 95 Termination, Change of Control and Other Events The table below outlines the treatment of Options upon the occurrence of certain events under the Option Plan: Event Treatment of Outstanding Options Termination for Cause All vested and unvested Options are forfeited and cancelled on the termination date Termination other than for Cause (including resignation and retirement) Vested and unexercised Options can be exercised up to the earlier of the normal expiry date and 30 days following termination. Unvested Options are cancelled on the termination date. Death Vested and unexercised Options can be exercised by the legal personal representative until the earlier of the expiry date and one year from the date of death. Unvested Options are forfeited and cancelled on the date of death. Change of Control Options granted prior to February 27, 2019 fully vest and become exercisable. For Options granted on or after February 27, 2019: (i) if there is a Change of Control where the resulting entity remains a publicly traded entity and assumes all of AltaGas’ obligations under the Option Plan and outstanding agreements, Options will fully vest and be exercisable if there is a termination (other than for cause) on or within one year of the Change of Control. Such Options will be exercisable up to the earlier of the normal expiry date and 30 days following termination. (ii) if the resulting entity does not have publicly traded securities or the Board determines that the resulting entity cannot assume AltaGas’ obligations under the Option Plan and outstanding agreements, Options will fully vest (conditional upon completion of the Change of Control) and the Board may permit holders of such Options to conditionally exercise such options to participate in the Change of Control. The above terms may be modified by agreement upon grant or by the terms of any Executive Employment Agreement. Anti-Dilution Provisions The Option Plan contains standard anti-dilution provisions. Amendments to the Option Plan Shareholder approval will be required for the following types of amendments: .. any increase in the total number or percentage of Shares that may be issued on the exercise of Options granted pursuant to the Option Plan; .. any amendment which reduces the option price of an Option; .. any cancellation and reissuance of an Option; .. any amendment extending the term of an Option beyond its original option period; .. any amendment which would permit Options to be transferable or assignable, other than for normal estate settlement purposes; .. amendments to the amendment and termination provisions of the Option Plan, which would include any amendment that permits non-employee directors to participate in the Option Plan; and .. amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX). Subject to the foregoing restrictions, the Board may amend, suspend or terminate the Option Plan in whole or in part, subject to any governmental, regulatory or exchange requirements at the time of the amendment. No termination or amendment of the Option Plan may impair the rights of any participant in respect of Options that have previously been granted without their consent unless otherwise expressly set forth in the Option Plan, or if required to comply with applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of any stock exchange on which common shares of AltaGas are listed.

AltaGas Ltd. – 2021 Management Information Circular 96 Deferred Share Unit Plan The Deferred Share Unit Plan (DSUP) is a long-term incentive plan designed to attract and retain individuals and afford such participants an opportunity to defer compensation by receiving a portion of their total compensation in DSUs. DSUs are notional shares that are linked directly to the Share price performance. Participation All employees and directors of AltaGas and its subsidiaries are eligible to participate in the DSUP. Currently only directors receive DSUs. All grants under the DSUP are approved by the Board. Directors may elect to receive all or a portion of their annual Board retainer in DSUs. See “Director Compensation”. The DSUP provides for additional provisions to ensure compliance with Section 409A, for those participants who are subject to the income tax laws of the United States of America in order to avoid taxes and penalties under Section 409A in relation to the DSUs of such participant. Dividends Dividend equivalents are credited to each participant’s account in the form of additional DSUs, as applicable, consistent with dividends paid on the Shares. Terms The number of DSUs to be credited to each participant’s account or the value of the grant to be awarded (with the number of DSUs to be credited to each participant's account determined by dividing such value by the average closing price of the Shares on the TSX for the five consecutive trading days immediately preceding the grant date), and any other the terms of the grant are fixed by the Board. DSUs are fully vested upon grant and are immediately credited to the participant’s account. Payment is not subject to satisfaction of any requirements regarding minimum period of membership or employment or other conditions and occurs following the participant’s termination date with AltaGas, at which time the participant is eligible to redeem their vested DSUs in accordance with the terms of the DSUP. Each participant is entitled to redeem his or her DSUs during the period commencing on the business day immediately following his or her termination date and ending on the last business day in December of the year following his or her retirement date by providing a notice of redemption to AltaGas in accordance with the terms of the DSUP. If a participant does not file a redemption notice in accordance with the DSUP on or before December 1 of the year following such participant's termination date, then December 1 (or the first business day thereafter) of the year following the termination date will be treated as that participant's redemption date. Upon redemption, the participant will be entitled to receive a cash payment equal to the number of DSUs being redeemed multiplied by the average closing price of the Shares for the 20 consecutive trading days immediately preceding the redemption date. In the event of death, provided that a redemption notice has not been filed with AltaGas in accordance with the DSUP, AltaGas will pay the redemption amount within the calendar year of the participant's death using the date of death as the redemption date. The summary above does not include certain additional considerations set forth in the DSUP that apply to participants subject to the income tax laws of the United States of America as a result of Section 409A. Termination for Cause, Misconduct or Fraud If the participant is terminated for cause (in the case of an employee), or a director ceases to be a director as a result of or following any misconduct or fraudulent act, the participant forfeits all rights to any DSUs in their account. Anti-Dilution Provisions The DSUP contains standard anti-dilution provisions. Amendments to the DSUP The Board may, from time to time and without Shareholder approval, amend any provision of the DSUP or discontinue grants thereunder, subject to any regulatory or exchange requirements at the time of the amendment. Any amendment shall not impair any right of any participant pursuant to any DSU granted prior to such amendment unless the written consent of such participant is obtained, or such amendment is necessary to comply with applicable law. No amendment shall be made which prevents the DSUP from continuously meeting the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) or any successor provision thereto.

The AltaGas Family of Companies For investor relations inquiries contact: Telephone: 403.691.7100 | Toll-free: 1.877.691.7199 investor.relations@altagas.ca | 1700, 355 - 4th Avenue SW Calgary, Alberta T2P 0J1 | altagas.ca Questions may be directed to the Proxy Solicitation Agent North America Toll-free: 1.877.452.7184 Outside North America Telephone: 416.304.0211 Email: assistance@laurelhill.com